


GOLDEN
MINERALS COMPANY

NYSE Amex: AUMN
TSX: AUM

discover build operate

DISCOVER • BUILD • OPERATE


GOLDEN
MINERALS COMPANY






9998
SILVER
1 KILO
12814

2009 ANNUAL REPORT



GOLDEN MINERALS 2010 – DISCOVER. BUILD. OPERATE.



Vein breccia – Peru.

OVERVIEW OF GOLDEN MINERALS – Focused on Growth Through Precious Metals Exploration and Development

Golden Minerals is a unique mining company with a focus on exploration, development and operation of profitable mines. The company has a broad portfolio of mineral exploration projects, a strong balance sheet, revenues from mine management services and royalties, and an experienced management team with global experience.

Golden Minerals' business strategy is to discover, build and operate profitable precious metal mines. The company owns and controls a large number of exploration properties located primarily in high-potential mining districts in Latin America, including our 100%-controlled feasibility stage El Quevar Project in northern Argentina.

A simple capital structure with no debt or hedging, a world class management team and a robust suite of assets combine to guide our focus for 2010 and beyond. By the end of 2010 we plan to have a feasibility study for construction and operation of a high grade silver mine at our 100% controlled El Quevar property in northwestern Argentina and we will have better measured the value of other prospective targets, primarily in Mexico, through drilling.

From the excitement surrounding the advancement of our 100%-owned El Quevar silver project to 'feasibility' stage, to the initiation of drilling at silver and gold prospects in Mexico and South America, Golden Minerals aims to build a foundation in 2010 that will pave the way for long term growth.

The information in this Annual Report to Stockholders was current as of March 30, 2010 and has been updated by subsequent press releases and filings with the United States Securities and Exchange Commission. Technical information contained in this Annual Report to Stockholders has been reviewed by the Company's Senior Vice President of Exploration, Robert Blakestad, M.Sc., P.Geo, L.P.G., a Qualified Person for the purpose of NI 43-101.

Forward-Looking Statements

The information in this Annual Report to Stockholders contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include statements relating to our plans, expectations and assumptions concerning the El Quevar project, the timing and budget for exploration of our portfolio of exploration properties, our expected cash needs, and statements concerning our financial condition, operating strategies and operating and legal risks. Golden Minerals Company assumes no obligation to update this information. Additional risks relating to Golden Minerals Company may be found in the periodic and current reports filed with the United States Securities and Exchange Commission by Golden Minerals Company, including the Annual Report on Form 10-K for the year ended December 31, 2009.

Cautionary Note to U.S. Investors concerning Estimates of Indicated and Inferred Resources: The information in this Annual Report to Stockholders uses the terms "indicated resources" and "inferred resources" which are defined in, and required to be disclosed by, Canadian National Instrument NI 43-101 ("NI 43-101"). We advise U.S. investors that these terms are not recognized by the United States Securities and Exchange Commission (the "SEC"). The estimation of indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that indicated mineral resources will be converted into reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations, however the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, the information contained in this Annual Report to Stockholders may not be comparable to similar information made public by U.S. companies that are not subject to NI 43-101.

> GOLDEN MINERALS' EXPLORATION EFFORTS IN 2010 ARE DOMINATED BY THE ADVANCED EXPLORATION ACTIVITIES AT OUR 100%-CONTROLLED EL QUEVAR HIGH GRADE SILVER DEPOSIT IN NORTHWESTERN ARGENTINA.

CLEAN CAPITAL STRUCTURE – Debt Free Balance Sheet and Revenues

Golden Minerals has no debt and a clean capital structure with only a limited number of warrants issued to gain 100% control of our high grade El Quevar property. The company expects to receive approximately $6 million in cash flow from its management services agreement with Sumitomo Corporation for operating the San Cristóbal Mine in Bolivia, and approximately $1 million in royalty income during 2010.

Golden Minerals closed a public offering on March 24, 2010. The aggregate net proceeds to Golden Minerals from the sale of common stock in the public offering and in a private placement to The Sentient Group were approximately $35.3 million after deducting underwriting discounts, commissions and estimated expenses.

GOLDEN MINERALS' MANAGEMENT TEAM – Industry Leaders in Exploration, Mining Operations and Corporate Social and Environmental Responsibility

Golden Minerals' management team is highly experienced and is led by a team of mining professionals with more than 160 years of combined experience in exploration, project development, construction and mine operations all over the world for leading mining companies including Cyprus Amax Minerals Company, Phelps Dodge Corporation, Inco Limited, Homestake Mining Company and Kinross Gold Corporation.

Proven Track Record of Corporate Social Responsibility

The management team at Golden Minerals takes its social responsibility to the communities in which we operate seriously. Golden Minerals is committed to setting the global standard for environmental stewardship and corporate social responsibility throughout the exploration, development, construction and operations at all of its properties.

Targeting Our Exploration Activities in 2010

Golden Minerals' exploration efforts in 2010 are dominated by the advanced exploration activities at our 100%-controlled El Quevar high grade silver deposit in northwestern Argentina. Our 2010 exploration plans also call for drilling at other target areas within El Quevar. Additionally, we plan to drill several other promising prospects in Mexico and Peru.



Early exploration in Argentina.


MEXICO
Directly South of Peñasquito
Gold In Intrusive
La Pinta Project
San Pedro Project
Matehuapil Project
Gold Porphyry Target
District Potential
Zacatecas Project
San Miguel Project
A World-Class Silver District
Up To 1,000 g/t Silver
ATLANTIC OCEAN
PACIFIC OCEAN
PERU
Jehuamarca Project
Cochabamba Project
Palca Project
High-Grade Polymetallic Veins
Significant Size Potential
BOLIVIA
CHILE
San Cristóbal Mine
El Quevar Project
Feasibility Stage Project
Silver District Potential
ARGENTINA
LEGEND
Feasibility
Drilling
Target Delineation
Mining Services Agreement

Golden Minerals' Key Assets

Golden Minerals has a robust pipeline of exploration projects in Mexico and South America, from early stage exploration projects to drill ready projects and one project (El Quevar) undergoing feasibility analysis.

Feasibility Stage Projects – Our feasibility stage project is the El Quevar (Argentina) property, which was advanced to feasibility stage following extensive exploration activity and detailed analysis over the past six years.

Drilling Stage Projects – We currently are planning a drilling program at four project locations:

- La Pinta (Mexico) – Silver, Gold and Base Metals
- Matehuapil (Mexico) – Silver, Gold and Base Metals
- Zacatecas (Mexico) – Silver, Gold and Base Metals
- Palca (Peru) – Silver, Gold and Base Metals

Target Delineation Stage Projects – Golden Minerals holds a portfolio of projects at which we have undertaken exploration activities to identify target zones for a drilling program. Our target delineation stage projects include:

- Cochabamba (Peru) – Silver and Gold
- Jehuamarca (Peru) – Silver and Gold
- San Miguel (Mexico) – Silver, Gold and Base Metals
- San Pedro (Mexico) – Silver and Gold

Early Exploration Stage Projects – Golden Minerals has a portfolio of 20 projects in the early stage of exploration. The projects are located in Argentina, Peru, Mexico and Chile.


EARLY EXPLORATION
20 Properties
TARGET DELINEATION
Cochabamba
Jehuamarca
San Miguel
San Pedro
DRILLING PROJECTS
La Pinta
Matehaupil
Zacatecas
Palca
FEASIBILITY
El Quevar
VALUE
STAGES OF DEVELOPMENT

FEASIBILITY STAGE PROJECT


Mineralized core – El Quevar.

El Quevar

El Quevar is located in Salta province, Argentina, about 300 kilometers by road northwest of the city of Salta. It lies at high elevation 3,800 to 6,130 meters above sea level in the Andean cordillera. The property consists of 20 mineral concessions, of which Golden Minerals owns or controls 100%.

From 2004 through December 2009 we have spent approximately $12.8 million on exploration and related activities at El Quevar. More than 3,000 surface samples have been taken, a 75-person camp has been constructed and is operating at the site, and 201 diamond drill holes have been completed, representing approximately 40,400 meters of total drilling.

Our work has confirmed that the Yaxtché zone, one of 13 potential zones of mineralization discovered at El Quevar, has a total strike length that measures more than 2.2 kilometers and remains open laterally and up and down dip. An independent technical report (Canadian National Instrument 43-101) completed in January 2010 estimated that, using data from 156 drill holes and at a cutoff grade of 100 grams silver, there are 865,803 tonnes of indicated resources at an average silver grade of 412.4 grams per tonne and 2,215,759 tonnes of inferred resources at an average silver grade of 447.8 grams per tonne within the Yaxtché deposits.

A feasibility study is currently underway at El Quevar and is targeted for completion during the fourth quarter of 2010.

Our plans for El Quevar call for the construction of an underground exploration and development decline required to complete a feasibility study of the Yaxtché silver deposits. Underground exploration workings will include a ramp system that will intersect the ore zone at two locations 350 meters apart, along strike, at a depth of approximately 200 meters. Based on our prior exploration work at the site, we expect the underground drift to encounter at least two veins of mineralized material in the Yaxtché zone. Access to these ore horizons will allow us to verify our mineral model and mining methods and will provide bulk samples for further metallurgical testing.

EL QUEVAR

- Feasibility stage project
- Silver district potential
- 100% ownership
- Pro-mining country and province
- High grade resource
- Numerous targets untested


Camp at El Quevar.

> **“ THE COMPANY HAS ADVANCED EL QUEVAR TO FEASIBILITY STATUS. ”**


NW
SE
Silver Ounces Contained
(Ag ounces millions)
50.0
40.0
30.0
20.0
10.0
0.0
3x
31.9
21.9
14.4
11.5
4.3
Inferred
Indicated
August 2009 (CAM)
October 2009 (CAM)
January 2010 (CAM)
West Yaxtché
Central Yaxtché
Andrea Breccia
East Yaxtché
1,000 m
700 m
500m

Yaxtché Extension.

Following the feasibility study, should the determination be made to advance El Quevar to an active mining operation, El Quevar offers several advantages that could contribute to the overall success of the entire project, including excellent existing infrastructure and strong governmental support:

- A high pressure gas line crosses the concessions and is located within 20 kilometers of the project site;
- A high tension power line is located approximately 40 kilometers from the site;
- There is no local community in the vicinity of the discovery that might be affected by the construction or operation of a mine at El Quevar;
- A skilled mining workforce is available;
- Golden Minerals' camp is 10 kilometers west of the property, is currently operating and will accommodate 75 workers with room for future expansion;
- The company has obtained all required permits to conduct the planned exploration activities at El Quevar, including the underground decline, and an Environmental Impact Assessment and baseline studies to support development of El Quevar are currently underway.



Drilling at El Quevar.

2010 calls for further mapping, sampling and drilling of at least four drilling stage projects in Mexico and Peru.

DRILLING STAGE PROJECTS



NU
LEO
Concepcion del Oro
Peñasquito
LA PINTA
MATEHUAPIL
Camino Rojo
N
ZACATECAS
Legend
Paved Roads
Terrain Roads
Railroad
Cities
50 Km
Fresnillo
Zacatecas City
ZACATECAS PROJECT

Project location in Mexico.

The company's plan for 2010 calls for further mapping, sampling and drilling of at least four drilling stage projects in Mexico and Peru. The four drilling stage projects are summarized below.

Zacatecas Project

There is a rich history of precious metals mining in the world class Zacatecas silver mining district in central Mexico. Golden Minerals' Zacatecas project is a 14,900-hectare, 100%-controlled silver/gold/base metals prospect. Access is good to the Zacatecas properties. Existing roads lead to the site, which is within 10 kilometers of the city of Zacatecas.

Exploration to date indicates 30 kilometers of veins containing silver-gold mineralization. The company has identified four high grade vein targets for further drill testing in 2010: Muleros, El Cristo, San Manuel-San Gil, and Pánuco. Our exploration activities lead us to believe that each of the four target areas has significant potential for discovery of high grade silver with associated base metals and gold.

ZACATECAS

- A world-class silver district
- Up to 1,000 g/t silver

Muleros Target

Located in the northern part of the Zacatecas Mining District, the Muleros target covers an area of roughly 1,800 meters by 2,400 meters, where four sub-parallel epithermal veins outcrop. The veins are composed of quartz and calcite, and contain silver mineralization associated with minor antimony, lead and zinc.

From 2006 to the present, we have taken approximately 1,100 surface samples from outcrops and trenches. The grades in the veins range from 0.1 to 2.87 grams per tonne gold, and from 5 grams per tonne to 793 grams per tonne silver, with anomalous values in base metals over widths ranging from 0.3 to 1.3 meters.

At Muleros, we have drilled 37 diamond drill holes totaling approximately 6,800 meters. There were two stages of drilling. The first program was carried out with a total of approximately 3,800 meters distributed over 31 short bore holes at a vertical depth of about 100 meters from the surface. Shallow drill holes at Muleros returned up to 400 grams per tonne silver over one meter. The second program was carried out with a total of approximately 3,000 meters distributed over six boreholes. These holes were deeper tests (over 300 meters in length). Results from this drilling returned narrow intercepts of silver mineralization of up to 450 grams per tonne over one meter.


Care samples from Muleros.

El Cristo Target

The El Cristo target area covers a surface area of approximately 800 meters by 2,000 meters, where five sub-parallel epithermal quartz-calcite veins outcrop. These veins correspond to the northwestern extension of the Vetagrande vein system.

From 2006 to October 2008, we took approximately 1,017 surface samples from outcrops and trenches. These samples have returned from 0.01 to 1.1 grams per tonne gold and 9 to 580 grams per tonne silver, with anomalous values in copper, lead and zinc. The total length of the outcropping veins and their respective offshoots is approximately 8,000 meters.

San Manuel-San Gil Target

Located in the central portion of the Zacatecas Mining District, the San Manuel-San Gil target area covers 8 square kilometers, where sub-parallel epithermal veins and alteration zones outcrop.

We have taken 167 chip-channel samples that have returned trace to 1.36 grams per tonne gold, 1 to 536 grams per tonne silver, and highly anomalous values in copper, lead (up to 3.62%) and zinc (up to 9.8%).

We carried out a geochemical soil sampling program in an area measuring 4.2 kilometers by 2 kilometers with east-west lines every 100 meters and samples every 50 meters. A total of 785 samples were taken. The strongest anomaly in silver, gold and copper is located in the southeastern portion of the area.

Pánuco Target

In the Pánuco target area, surface samples returned up to 600 grams per tonne silver and 2.5 grams per tonne gold. A 2,000 meter drill program was completed, returning values of up to 1,600 grams per tonne silver and 1.27 grams per tonne gold.



PA-10-20
237.25m
PA-10-21
316.1m
0.22m @ 595 g/t Ag and 0.323 g/t Au
0.42m @ 807 g/t Ag and 0.275 g/t Au
0.39m @ 1,185 g/t Ag and 0.185 g/t Au
0.51m @ 616 g/t Ag
and 0.074 g/t Au
And
Vs
ARGILLIC ALTERATION
Geology
Alluvium, Regolite Soils
Andesite
Andesite - Andesitic Tuffs
Volcanosediments
Sanstones
Jasperoids
Rhyolitic Dome
Structure / Veins
Calcite Veins
Faults
Isothermas
100 m
Scale 1: 1000

Panuco Drill Hole Section – PA-09-20 & PA-09-21

The Pánuco target area is located in the northeastern part of the Zacatecas district about 10 kilometers east of the Muleros area and is comprised of two main veins hosted in volcanic and sedimentary rocks that outcrop for an aggregate of about 5 kilometers in a northwesterly direction. Vein widths range from one to three meters. Several small pits indicate mining of high-grade silver from oxidized surface rocks during Colonial times. There has been no modern exploration at Pánuco. We have mapped the area in detail and collected approximately 400 samples from the veins and wall rocks. We have completed a first phase drill program consisting of 24 diamond core holes totaling about 5,852 meters.

La Pinta Project

The La Pinta property is located in northeastern Zacatecas state in central Mexico about 13 kilometers southwest of Concepción del Oro and 6 kilometers south of Goldcorp's Peñasquito mine. The project has more than 35,000 hectares that are owned or controlled 100% by Golden Minerals.

Large fragments of the altered intrusive are found as float over an area of approximately 2,000 meters by 500 meters. Sampling of this material has returned highly anomalous levels of arsenic and up to 3.3 grams per tonne gold. Elsewhere on the property, scattered outcrops of the Caracol Formation indicate areas of brecciation and pyritic mineralization that has anomalous levels of arsenic and zinc with as much as 72 grams per tonne silver. Outcrops of the various sedimentary units of Cretaceous age show additional evidence of potential mineralization, including calcite and quartz veining, pyrite and iron oxides after pyrite.

We have completed a detailed ground magnetic survey over the central area of interest. This survey indicates a low-level anomaly that is in part coincident with the area of intrusive float and we interpret this as indicating that an altered intrusive rock may be present under the alluvium or intruding the sedimentary rocks in this area. We are preparing to conduct a drill test in the second quarter of 2010.

LA PINTA

- Directly south of Peñasquito
- Gold in intrusive

Matehuapil Project

The Matehuapil Project is also located in northeastern Zacatecas state in central Mexico. Significant projects in the region surrounding Matehuapil include the Peñasquito Mine, the Concepción del Oro district and the new Camino Rojo discovery. The project currently includes two concessions totaling approximately 12,100 hectares, and we have a joint venture agreement with Almaden Minerals Ltd. under which we may earn a 60% interest in the properties by making certain payments to Almaden and conducting work programs over a six year period. We have applied for additional property in the area that will be owned solely by Golden Minerals.

The project has potential for the discovery of silver and base metal-rich veins and replacement deposits, including carbonate replacement deposits similar to the famous Santa Eulalia and Naica deposits found farther north. In addition to these types of deposits, we have identified an area of altered intrusive and sedimentary rocks that contain significant amounts of gold. This area, called Rabioso, is located in the northwest portion of the Matehuapil concession and contains an exposure of oxidized altered intrusive rock cut by numerous fractures and veinlets. Sampling of this area has indicated that gold values in the range of 0.1 grams per tonne to 19.9 grams per tonne are present over an exposed area of the intrusive of approximately 250 meters by 800 meters and are also found in the adjacent altered sedimentary rocks to a lesser degree. Our work has included trenching and the excavation of pits to obtain material for analysis and the compilation of detailed geological information. This work has indicated that the possibility of a large disseminated gold deposit exists at the Rabioso target.

MATEHAUPIL

- Gold prophyry target
- District potential


Palca vein.

Palca Project

The Palca project is located in the Puno province in southern Peru and is distinguished by an extensive series of veins aggregating more than 10 kilometers in length containing silver, gold and base metals in locally significant amounts. We have a 100% interest in the project, which has approximately 4,800 hectares. Sampling has returned silver values up to 400 grams per tonne, gold values to 4.5 grams per tonne, lead values up to 20% and zinc up to 21% in selected samples. There has been some limited production from one of the veins, but little modern exploration has been conducted.

PALCA

- High-grade polymetallic veins
- Significant size potential

Board of Directors

Jeffrey G. Clevenger
Chairman, President and
Chief Executive Officer
Golden Minerals Company
Age 60

W. Durand Eppler
Partner
Sierra Partners, LLC
Age 56

Ian Masterton-Hume
Sentient Asset Management Australia
PTY Limited
Australia
Age 59

Kevin R. Morano
Managing Principal
KEM Capital LLC
Age 56

Terry M. Palmer
Principal
Marrs, Sevier & Company LLC
Age 65

David H. Watkins
Executive Chairman
Atna Resources Ltd.
Age 65

Investor Relations Contact

Jerry W. Danni
Senior Vice President
Corporate Affairs
Golden Minerals Corporation
350 Indiana Street, Suite 800
Golden, Colorado, 80401

Phone: (303) 839-5060
Toll free: (888) 696-2739
Fax: (303) 839-5907

Email:
investor.relations@goldenminerals.com

Website: www.goldenminerals.com

Annual Meeting

Thursday, May 27, 2010
9:00 a.m.
Courtyard by Marriott
Denver West/Golden
14600 W. 6th Avenue Frontage Road
Golden, CO 80401

Unit Conversion Table

1 troy ounce = 31.103 grams

1 (short) ton = 0.907 (metric) tonnes

1 (metric) tonne = 2,204.62 pounds

1 troy ounce per (short) ton = 34.286 grams per (metric) tonne

1 foot = 0.305 meters

1 mile = 1.609 kilometers

1 acre = 0.405 hectares

Stock Transfer Agent

Questions regarding your shareholder account should be addressed to:
Olympia Trust Company
Corporate & Shareholder Services
120 Adelaide Street West
Suite 920
Toronto, ON M5H 1T1

Phone: (416) 364-8081
Toll free: (800) 727-4493
Fax: (416) 364-1827

Contact Person: Lisa Clarkin (ext. 442)

Market Information

Our common stock trades on the NYSE Amex Stock Exchange under the symbol 'AUMN' and on the Toronto Stock Exchange under the symbol 'AUM'.

Independent Accountants

PricewaterhouseCoopers LLP
1670 Broadway, Suite 1000
Denver, CO 80202

COMPANY HIGHLIGHTS

- Extensive precious metals exploration portfolio
  - High-grade, feasibility-stage El Quevar silver project
  - District potential
  - Focused on 4 drilling-stage precious metals exploration projects
- Properties located in pro-mining jurisdictions
- Top management team with exceptional breadth of experience
  - Leverage ability to discover, build and operate mining projects
  - Management Services Agreement at San Cristóbal
- Private equity endorsement
- Clean capital structure
  - No debt
  - No hedging
  - Existing cash flow stream



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-13627

GOLDEN MINERALS COMPANY
(Exact Name of Registrant as Specified in its Charter)

DELAWARE (State of Incorporation or Organization)	**26-4413382** (I.R.S. Employer Identification No.)
350 Indiana Street, Suite 800 **Golden, Colorado** (Address of principal executive office)	**80401** **Not Applicable** (Zip Code)

(303) 839-5060
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Name of each exchange on which registered*
Common Stock, $0.01 par value	**NYSE Amex LLC**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchanges Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☒ No ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2009 was approximately $5.0 million, based on the last sale price of the registrant's common stock of $2.45 per share as reported by The Pink Sheets LLC at *www.pinksheets.com*. For the purpose of this calculation, the registrant has assumed that its affiliates as of June 30, 2009 included two shareholders who collectively held approximately 32% of its outstanding common stock. The number of shares of common stock outstanding on March 24, 2010 was 9,040,608.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A in connection with the 2010 Annual Meeting of Stockholders are incorporated by reference in Part III of this Report on Form 10-K.

All references to "Golden Minerals," "our," "we," or "us" are to Golden Minerals Company, including its subsidiaries and predecessors, except where it is clear that the term refers only to Golden Minerals Company. Many of the terms used in our industry are technical in nature. We have included a glossary of some of these terms below.

FORWARD-LOOKING STATEMENTS

Some information contained in or incorporated by reference into this annual report on Form 10-K may contain forward-looking statements. These statements include statements relating to our plans, expectations and assumptions concerning the El Quevar project, the timing and budget for exploration of our portfolio of exploration properties, our expected cash needs, and statements concerning our financial condition, operating strategies and operating and legal risks.

We use the words "anticipate," "continue," "likely," "estimate," "expect," "may," "could," "will," "project," "should," "believe" and similar expressions to identify forward-looking statements. Statements that contain these words discuss our future expectations, contain projections or state other forward-looking information. Although we believe the expectations and assumptions reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations and assumptions will prove to be correct. Our actual results could differ materially from those expressed or implied in these forward-looking statements as a result of the factors described under "Risk Factors" in this annual report on Form 10-K, including:

- Results of future exploration at the El Quevar project;
- The economic viability of the El Quevar project;
- Our ability to raise necessary capital to finance advancement of the El Quevar project;
- Our ability to retain key management and mining personnel necessary to successfully operate and grow our business;
- Our ability to successfully manage our existing management agreement and successfully expand our mine services business, particularly if metals prices experience significant declines;
- Worldwide economic and political events affecting the market prices for silver, gold and other minerals which may be found on our exploration properties; and
- Political and economic instability in Argentina, Bolivia, Chile, Mexico, Peru, and other countries in which we conduct our business, and future actions of the government with respect to nationalization of natural resources or other changes in mining or taxation policies that may affect our management of the San Cristóbal mine.

Many of those factors are beyond our ability to control or predict. You should not unduly rely on any of our forward-looking statements. These statements speak only as of the date of this annual report on Form 10-K. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this annual report on Form 10-K.

CONVERSION TABLE

In this annual report on Form 10-K, figures are presented in both United States standard and metric measurements. Conversion rates from United States standard to metric and metric to United

States standard measurement systems are provided in the table below. All currency references in this annual report on Form 10-K are to United States dollars, unless otherwise indicated.

U.S. Unit	Metric Measure	Metric Unit	U.S. Measure
1 acre	0.4047 hectares	1 hectare	2.47 acres
1 foot	0.3048 meters	1 meter	3.28 feet
1 mile	1.609 kilometers	1 kilometer	0.62 miles
1 ounce (troy)	31.103 grams	1 gram	0.032 ounces (troy)
1 ton	0.907 tonnes	1 tonne	1.102 tons

GLOSSARY OF SELECTED MINING TERMS

"**Assay**" means to test ores or minerals by chemical or other methods for the purpose of determining the amount of valuable metals contained.

"**Base Metal**" means a classification of metals usually considered to be of low value and higher chemical activity when compared with the precious metals (gold, silver, platinum, etc.). This nonspecific term generally refers to the high-volume, low-value metals copper, lead, tin, and zinc.

"**Breccia**" means rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

"**Claim**" means a mining interest giving its holder the right to prospect, explore for and exploit minerals within a defined area.

"**Concentrates**" means the clean product of ore or metal separated from its containing rock or earth by froth flotation or other methods of mineral separation.

"**Concentrator**" means a plant where ore is separated into values (concentrates) and rejects (tails).

"**Concession**" means a grant or lease of a tract of land made by a government or other controlling authority in return for stipulated services or a promise that the land will be used for a specific purpose.

"**Diamond Core**" means a rotary type of rock drill that cuts a core of rock and is recovered in long cylindrical sections, two centimeters or more in diameter.

"**Deposit**" means an informal term for an accumulation of mineral ores.

"**Exploration Stage**" means a prospect that is not yet in either the development or production stage.

"**Feasibility Study**" means an engineering study designed to define the technical, economic, and legal viability of a mining project with a high degree of reliability.

"**Formation**" means a distinct layer of sedimentary rock of similar composition.

"**Grade**" means the metal content of ore, usually expressed in troy ounces per ton (2,000 pounds) or in grams per ton or metric tons which contain 2,204.6 pounds or 1,000 kilograms. This report refers to ounces per tonne.

"**Mineralization**" means the concentration of metals within a body of rock.

"**Mining**" means the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.

"**Net Smelter Return Royalty**" means a defined percentage of the gross revenue from a resource extraction operation, less a proportionate share or transportation, insurance, and processing costs.

"**Open Pit**" means a mine working or excavation open to the surface.

"**Ore**" means material containing minerals that can be economically extracted.

"**Outcrop**" means that part of a geologic formation or structure that appears at the surface of the earth.

"**Oxide**" means mineralized rock in which some of the original minerals have been oxidized (*i.e.*, combined with oxygen). Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

"**Precious Metal**" means any of several relatively scarce and valuable metals, such as gold, silver, and the platinum-group metals.

"**Probable Reserves**" means reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Reserves, is high enough to assume continuity between points of observation.

"**Proven Reserves**" means reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

"**Production Stage**" means a project that is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

"**Reclamation**" means the process of returning land to another use after mining is completed.

"**Recovery**" means that portion of the metal contained in the ore that is successfully extracted by processing, expressed as a percentage.

"**Reserves**" means that part of a mineral deposit that could be economically and legally extracted or produced at the time of reserve determination.

"**Sampling**" means selecting a fractional, but representative, part of a mineral deposit for analysis.

"**Sediment**" means solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form.

"**Sedimentary**" means formed by the deposition of sediment.

"**Sulfide**" means a compound of sulfur and some other element.

"**Tertiary**" means the first period of the Cenozoic Era (after the Cretaceous of the Mesozoic Era and before the Quaternary), thought to have covered the span of time between 65 million years and 3 to 2 million years ago.

"**Vein**" means a fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

"**Waste**" means rock lacking sufficient grade and/or other characteristics of ore.

AVAILABLE INFORMATION

We make available, free of charge through our website at *www.goldenminerals.com*, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), as soon as reasonably practicable after such material is electronically filed with or furnished to the United States Securities and Exchange Commission ("SEC"). Information on our website is not incorporated into this annual report on Form 10-K and is not a part of this report.

PART I

ITEMS 1 AND 2: BUSINESS AND PROPERTIES

Overview

We are a mineral exploration and mining services company with a diversified portfolio of precious metals and other mineral exploration properties located in or near the traditional precious metals producing regions of Mexico and South America. Our management team is comprised of experienced mining professionals with over 160 years of combined experience in mineral exploration, mine construction and development, and mine operations. Our principal offices are located in Golden, Colorado at 350 Indiana Street, Suite 800, Golden, CO 80401 and our registered office is the Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801. We also maintain exploration offices in Argentina, Mexico and Peru.

We are currently focused on advancement of our 100% controlled El Quevar silver project in northwestern Argentina. From the inception of our exploration activities in 2004 through December 31, 2009, we have spent approximately $12.8 million on exploration and related activities at El Quevar. Based on an independent technical report completed in January 2010, there are an estimated 866,000 tonnes of mineralized material at an average silver grade of approximately 412 grams per tonne. See "*—El Quevar—Geology and Mineralization*." We are engaged in additional drilling, metallurgical analysis and other advanced exploration work at El Quevar, as well as preparation of a feasibility study.

In addition to El Quevar, we own and control a portfolio of approximately 35 exploration properties located primarily in Mexico and South America. Our 100% controlled Zacatecas silver and base metals project in Mexico is at an intermediate stage of exploration, with four separate target areas on which we are currently conducting exploration activities, including drilling at the Pánuco target. We are also conducting drilling programs to explore several of our other projects, including Elisa de Bordos in Chile.

Our team of mining professionals also provides mine management services. We currently manage the San Cristóbal silver, zinc and lead mine in Bolivia for Sumitomo Corporation.

Company History

We were incorporated in Delaware under the Delaware General Corporation Law in March 2009, and are the successor to Apex Silver Mines Limited ("Apex Silver"), for purposes of reporting under the U.S. Exchange Act. In January 2009, Apex Silver and its wholly-owned subsidiary, Apex Silver Mines Corporation, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with its Joint Plan of Reorganization (the "Plan"), Apex Silver sold its interest in the San Cristóbal mine to Sumitomo. Substantially all of Apex Silver's remaining assets, including its various subsidiaries that hold a broad portfolio of exploration properties, were assigned to us.

Under the Plan, the holders of subordinated notes of Apex Silver received a pro rata distribution of Golden Minerals common stock and cash. Apex Silver's equity holders received no recovery under the Plan, and the ordinary shares of Apex Silver were cancelled in connection with a Cayman Islands liquidation proceeding that was completed in December 2009. Apex Silver and Apex Silver Mines Corporation were also discharged from any and all claims arising prior to the effective date of the Plan, except as provided by the Plan, and all persons holding such claims are enjoined from asserting such claims against Apex Silver, Apex Silver Mines Corporation (now owned by Golden Minerals and renamed Golden Minerals Services Corporation), Golden Minerals and certain third parties, including present and former directors and officers. On December 17, 2009, the Bankruptcy Court for the Southern District of New York entered an Order of Final Decree closing the Chapter 11 case of Apex Silver. A Final Decree closing the Chapter 11 case of Apex Silver Mines Corporation (now named Golden Minerals Services Corporation) was entered on October 16, 2009.

Corporate Structure

Golden Minerals Services Corporation, our wholly-owned subsidiary headquartered in Golden, Colorado, is the operating entity through which we conduct our business. We also wholly-own a number of subsidiaries organized throughout the world, including in Canada, Mexico, Central America, South America, the Caribbean, Europe, and Australia. We generally hold our exploration rights and properties through subsidiaries organized in the countries in which our rights and properties are located.

Our Competitive Strengths and Business Strategy

Our business strategy is to discover, build and operate our own mines and to continue to provide mine development and operations services to mines owned by others. We believe we are well positioned to implement this strategy for the reasons described below.

Experienced Management Team. We are led by a team of mining professionals with over 160 years of combined experience in exploration, project development, construction and operations all over the world. Our executive officers have held senior positions at various large mining companies including Cyprus Amax Minerals Company, Phelps Dodge Corporation, Inco Limited, Homestake Mining Company and Kinross Gold Corporation. Our executive team has a proven ability to manage large projects in challenging environments, as evidenced by our successful development, construction and continued operation of the San Cristóbal mine in Bolivia. The San Cristóbal mine, which we currently manage on behalf of Sumitomo, cost approximately $1.0 billion to develop and construct, and is one of the largest silver, zinc and lead mines in the world. We seek to leverage the experience and skill of our management team by providing mine management services.

El Quevar Advanced Exploration Project. Our most advanced exploration project, the El Quevar project, is located in the Salta Province in Argentina, a jurisdiction that has established protocols for, and has historically been receptive to, mining investment. The project is situated in an advantageous location, with nearby infrastructure, including natural gas and power, and no community in the immediate vicinity. Based on our exploration work to date, the Yaxtché zone, one of 13 currently identified target areas, appears to be a relatively high grade silver deposit. We also have significant opportunity for expansion as we solely control 19 concessions totaling approximately 64,000 hectares in addition to the concession on which the Yaxtché deposit is located.

Broad Exploration Portfolio. In addition to El Quevar, we control a portfolio of approximately 35 exploration properties primarily in certain traditional precious metals producing regions of Argentina, Chile, Mexico and Peru, including several focus properties in the Zacatecas state of Mexico. We have been successful at generating value from the sale or farm-out for cash, stock and/or royalties of certain properties that do not meet our minimum economic requirements for potential advancement.

El Quevar

Location and Access

Our El Quevar silver project is located in the San Antonio de los Cobres municipality, Salta province, in the Altiplano region of northwestern Argentina, approximately 300 kilometers by road northwest of the city of Salta, the capital city of the province. The project is also accessible by a 300 kilometer dirt and gravel road from the city of Calama in northern Chile. The village of Pocitos, located about 20 kilometers to the west of El Quevar, is the nearest settlement with approximately 150 inhabitants. A high tension power line is located approximately 40 kilometers from the site, and a high pressure gas line devoted to the mining industry and subsidized by the Salta government is located within 20 kilometers of El Quevar. We have established a camp approximately 10 kilometers west of the project, which currently houses approximately 45 workers.

The El Quevar project is located near Nevado Peak with altitudes on the concessions ranging from 3,800 to 6,130 meters above sea level. The climate of the area is high mountain desert, with some precipitation in summer (as snow) and little snow in winter. The map below shows the location of the El Quevar project.



7375000 mN
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Rep. de CHILE
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Project
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Property History

Mining activity in and around the El Quevar project dates back at least 80 years. Between 1930 and 1950, there was lead and silver production from small workings in the area. We do not have production records from that period. The first organized exploration activities on the property occurred during the 1970s, although no data from that period remains. Over the last 30 years, several companies have carried out exploration activity in the area, including BHP Billiton, Industrias Peñoles, Mansfield Minerals and Hochschild Mining Group, consisting primarily of local sampling with some limited drilling programs in the area.

Title and Ownership Rights

The El Quevar project is comprised of 20 concessions, including 14 exploitation concessions and six exploration concessions. In total, the El Quevar project encompasses approximately 64,000 hectares.

The area of most of our exploration activities at El Quevar is within the concessions that are owned or controlled by Minera El Quevar, our indirect wholly-owned subsidiary. Prior to January 2010, Minera El Quevar was jointly owned by us and an Argentine subsidiary of Hochschild, a publicly traded Peru-based mining company. In January 2010, we purchased Hochschild's 35% interest and became the sole owner of Minera El Quevar. See *"Management's Discussion and Analysis and Result of Operations—Hochschild Transaction."*

Three of the concessions near the primary Yaxtché target are subject to options to purchase from the existing third-party concession owners. One option agreement covers the El Quevar II concession and one-half of the Castor concession, and another option agreement covers the Nevado I concession. Our remaining payments on those option agreements are set forth below:

El Quevar II/Castor		Nevado I	
Amount	Date	Amount	Date
$1,100,000	March 16, 2011	$200,000	June 22, 2010
		$300,000	June 22, 2011
		$750,000	June 22, 2012

We intend to make the remaining option payments assuming funding continues to be available and the results of our additional drilling and planned feasibility work are promising. Upon making the final option payment, Minera El Quevar will acquire all of the optioning party's rights in the concessions. If we continue to make the payments in a timely fashion, our ability to purchase the concession rights may not be revoked by the existing concession owners.

In addition, under the terms of the option agreements, we are required to pay a 1% net smelter return royalty on the value of all metals extracted from the El Quevar II or Nevado I concessions and one-half of the minerals extracted from the Castor concession. We are also required to pay a 3% net smelter return royalty to the Salta province. To maintain the concessions, we make yearly aggregate rental payments to the Argentine government of approximately $28,500.

The surface rights at El Quevar are controlled by the Salta Province. There are no private properties within the concession area. To date, no issues involving surface rights have impacted the project.

Preliminary Exploration Activities

We initiated exploration at El Quevar during 2004, and through December 31, 2009 we have spent approximately $12.8 million on exploration and related activities. Through December 31, 2009, we completed 195 diamond drill holes totaling approximately 38,500 meters. Approximately 141 of the holes intersected significant silver mineralization. See "*—Geology and Mineralization.*"

In 2008, we built a camp approximately 10 kilometers west of the project site to accommodate a work force of approximately 75 people. The camp currently relies on power generated from two diesel-powered generators. Water for camp use is pumped from a 100-meter deep well in the alluvial fan at the camp, and additional water can be supplied by drilling more wells. Our camp has sufficient infrastructure for expansion to project development and production stage capacity.

Geology and Mineralization

The geology of the El Quevar project is characterized by silver-rich veins and disseminations in Tertiary volcanic rocks that are part of an eroded stratovolcano. Silver mineralization at El Quevar is hosted within a broad, generally east-west-trending structural zone and occurs as a series of north-dipping parallel sheeted vein zones, breccias and mineralized faults situated within an envelope of pervasively silicified brecciated volcanic rocks and intrusive breccias. There are at least three sub-parallel structures that extend for an aggregate length of approximately 12 kilometers. Several volcanic domes (small intrusive bodies) have been identified and mineralization is also found in breccias associated with these domes, especially where they are intersected by the structures. The silver mineralization at the Yaxtché zone is of epithermal origin. The cross-cutting nature of the mineralization, the assemblage of sulfide and alteration minerals, and the presence of open spaces with euhedral minerals, all point to an origin at shallow to moderate depths (a few hundred meters below surface) from hydrothermal solutions.

Our work to date has identified at least 13 potential zones of mineralization at the El Quevar project. As of December 31, 2009, we completed approximately 38,500 meters of diamond drilling in 195 drill holes. Of these holes, 168 were drilled to test the main Yaxtché zone for potential mineralization, with 141 of the Yaxtché holes intersecting significant silver mineralization. Our work indicates that the Yaxtché central zone is at least 650 meters in strike length, with other drilling results to the east and west indicating a total length of more than 1,900 meters, and between 40 to 150 meters in width. Our drilling further indicates that the silver mineralization is continuous laterally and to depths of 250 to 300 meters below surface in the main area. The zone appears to be faulted on the east and west ends, but geological mapping and a geophysical survey suggest that the zone has been faulted down and preserved, and is continuous in both directions.

Set forth below are the results of three independent technical reports on the Yaxtché deposit.

"Mineralized material" as used in this annual report on Form 10-K, although permissible under SEC Industry Guide 7, does not indicate "reserves" by SEC standards. We cannot be certain that any part of the Yaxtché deposit will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves." You are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

February 2009 Technical Report

Technical reports for the El Quevar project were prepared, dated February 27, 2009, by SRK Consulting (US), Inc. ("SRK") in accordance with the requirements of the SEC's Guide 7 and National Instrument 43-101 of the Canadian Securities Administrators ("Canadian NI 43-101"). Data from the 78 diamond drill holes then drilled was used as the data base for the report. The SRK estimate was based on the assumption that sulfide and mixed sulfide/oxide material would be mined by underground methods and oxide material would be mined from an open pit. Due to the higher mining costs associated with underground mining, the cut-off grade for mixed and sulfide material was significantly higher than the cut-off grade for oxide. The estimate assumed 65% recovery for oxide material, 90% recovery for mixed oxide and sulfide material, and 95% for sulfide material.

According to the February 2009 SRK technical report, estimated mineralized material in the Yaxtché zone, assuming a price of $12.00 per ounce of silver, was as follows:

Material	Cut-off grade (g/tonne)	Tonnes (000s)	Average silver grade (g/tonne)
Oxide	85	304	168
Mixed	120	156	237
Sulfide	120	939	197
Total		**1,399**	**195**

October 2009 Technical Report

During 2009, we continued to conduct exploratory drilling on the El Quevar concessions and the Yaxtché zone in particular. Using this additional drilling data, CAM prepared updated technical reports for the El Quevar project. The reports, completed in October 2009, were prepared in accordance with the requirements of the SEC's Guide 7 and Canadian NI 43-101. We engaged CAM to prepare the updated technical reports, rather than SRK, because of CAM's experience in assessing narrow vein deposits, which we expect to be the type of deposit at El Quevar based on preliminary drilling results. A 141 diamond drill hole database was used in the CAM resource estimates, which include 63 additional drill holes that were not present in the database used by SRK Consulting in its February

2009 report. The additional drill holes include infill drilling in the Yaxtché central zone and holes in the east and west extensions of the Yaxtché central zone.

The CAM resource estimate assumes selective underground mining with continuity along strike and down dip supported by geologic interpretation of all holes logged to date in the mineralized zone, as compared to the February 2009 SRK estimate which assumed open pit mining of surface oxide materials. The CAM estimate was prepared on the assumption that all mineralized material would be mined by underground methods.

According to the October 2009 CAM technical report, estimated mineralized material in the Yaxtché zone, at a cut-off grade of 100 grams of silver per tonne, was as follows:

Tonnes (000s)	Average silver grade (g/tonne)
310	430

January 2010 Technical Report

We continued to conduct exploratory drilling at the Yaxtché zone throughout 2009. The additional drill holes include infill drilling in the Yaxtché central zone and holes in the east and west extensions of the Yaxtché central zone. Utilizing this additional infill and step-out drilling, CAM prepared updated technical reports for the El Quevar project. The reports, completed in January 2010, were prepared in accordance with the requirements of the SEC's Guide 7 and Canadian NI 43-101.

Data from 156 drill holes was used in the January 2010 estimate. Consistent with CAM's October 2009 estimate, the January 2010 resource estimate assumes highly selective underground mining with continuity along strike and down dip supported by geologic interpretation of almost all holes logged to date in the mineralized zone. We have assumed concentration by flotation.

According to the January 2010 CAM technical report, estimated mineralized material in the Yaxtché zone at a cut-off grade of 100 grams of silver per tonne was as follows:

Tonnes (000s)	Average silver grade (g/tonne)
866	412

The cut-off grade of 100 grams of silver per tonne is consistent with a silver price of $14.35 per ounce, the three-year historic average price.

Sampling

Through December 31, 2009, we completed 195 diamond drill holes totaling approximately 38,500 meters. Drill cores are maintained in a locked facility at the El Quevar campsite before and after splitting. Golden Minerals personnel were responsible for logging, sampling, splitting, and shipping core to the laboratory facilities. The insertion of standards and blanks is carried out at the project site, while the duplicate coarse rejects and pulps are selected by each commercial laboratory. El Quevar samples have been analyzed at two independent laboratories. The quality assurance/quality control program used at El Quevar includes regular insertion and analysis of blanks and standards to monitor laboratory performance. Blanks are used to check for contamination and standards are used to check for grade-dependent biases. Duplicate samples are used to monitor sample batches for potential sample mix-ups and to monitor the data variability as a function of laboratory error and sample homogeneity.

Metallurgical Analysis

We have completed preliminary metallurgical analyses of composites made from core samples from the central portion of the El Quevar project. This preliminary work was focused on determining the response to various types of processing and recovery methods, including whole ore cyanidation, sulfide flotation, and a combination of cyanidation of flotation concentrates and tailings leach. As drilling activities at El Quevar have continued, our understanding of the potential orebody has increased. We are in the process of conducting an additional and more comprehensive metallurgical study using composite samples derived from drill cores collected at various locations along the Yaxtché central and western zones. We believe this study will give us a more reliable and conservative estimate of ore grade values than does metallurgical sampling of individual cores with high ore grade values. We also expect that the metallurgical study will detect the presence of any elements that could make ore extraction and processing more difficult or costly. We expect to complete this metallurgical study in the second quarter of 2010.

Underground Exploration and Feasibility Study

We are currently conducting additional drilling to better define the resource in the western extension of the Yaxtché zone and to obtain further information on the continuity of mineralization. We expect additional drilling will also be conducted on selected targets in the project area, including the Viejo Campo target. See "—*Viejo Campo.*". All of the drilling is designed to support feasibility work for the El Quevar project.

In July 2009, we engaged independent consultants to assist with pre-feasibility work, including metallurgical analysis and engineering studies, and preparation of a feasibility study for the development of the Yaxtché zone. After consultation, we determined to proceed with a feasibility study that includes the construction of underground workings to develop additional information regarding the continuity of the ore grade material inside the mineralized corridor and to better define the stoping characteristics and operating costs for the length of the Yaxtché zone. Work to date indicates that underground mining of the Yaxtché zone should be more economically feasible than open pit mining methods. We believe that underground investigation will provide us with more accurate and conservative data than relying solely on drilling results. Moreover, costs spent on underground workings will not be duplicated in the event the project goes into further development and production, as we intend to construct the necessary infrastructure to be sufficient in both size and quality so as to permit its use in the event the project goes into further development and production.

Underground exploration workings will include a ramp system that will intersect the ore zone at two locations 350 meters apart, along strike, and at a depth of approximately 200 meters. We expect the underground workings to consist of approximately 1,000 meters of four meter by five meter decline with all supporting excavations, ventilation, accesses, sumps, muck bays, and load center excavations. The surface work will consist of excavating approximately 112,000 cubic meters of material, developing an access road, and construction of the required mine site buildings (additions to these facilities would be required if the El Quevar project were to proceed to production). The camp will also be expanded to accommodate an additional 25 workers. Preliminary construction activities in connection with the construction of the underground drift commenced in the first quarter of 2010.

The underground drift is expected to encounter two veins of mineralized material in the Yaxtché zone. We anticipate that data achieved shortly after the first vein access, which we expect to encounter near the end of the third quarter 2010, will provide sufficient data for us to complete a feasibility study for the Yaxtché zone in the fourth quarter of 2010.

Viejo Campo

In addition to the Yaxtché zone, we are continuing to explore other potential zones of mineralization at the El Quevar project, including the Viejo Campo target. In October 2008, we entered into an option agreement to acquire the Viejo Campo concession with Salta Exploraciones S.A. ("SESA"), from whom we optioned the Castor and El Quevar I concessions. Under the terms of the Viejo Campo option agreement, we can earn a 60% interest in the Viejo Campo concession after making $600,000 in payments to SESA and a $1,000,000 investment on the concession in the amounts and by the dates set forth below:

Viejo Campo Payment		Viejo Campo Investment	
Amount	Date	Amount	Date
$50,000	October 27, 2009	$150,000	October 27, 2009
$100,000	October 27, 2010	$250,000	October 27, 2010
$200,000	October 27, 2011	$250,000	October 27, 2011
$200,000	October 27, 2012	$350,000	October 27, 2012

In addition to the required payments shown above, we paid $50,000 upon execution of the agreement. We completed the first payment of $50,000 and the first investment of $150,000, which were due in October 2009. Subject to the availability of funding and the results of our additional drilling, we intend to make all remaining payments and investments. Upon completing our payment and investment obligations, we will acquire a 60% interest in the Viejo Campo concession and have an option to increase our interest to an 80% interest by paying an additional $250,000 and completing a feasibility study at Viejo Campo within three years from the exercise of the option. If we do not exercise our option to increase our interest in Viejo Campo to 80%, SESA has the ability to convert its 40% interest into a 3% net smelter return royalty on precious metal produced from Viejo Campo and a 1% net smelter return royalty on the remaining metals produced from Viejo Campo, although we have a right to buy back half of those royalty interests at amounts set forth in the option agreement.

An initial drilling program has recently been completed at the Viejo Campo concession where two hydrothermal breccia structures, the Jenna and the Pamela structures, have been identified. The Viejo Campo concession is approximately six kilometers northwest of the main Yaxtché zone. The Jenna structure is approximately 600 meters in strike length. The Pamela structure has an exposed strike length of approximately 150 meters. Preliminary results from diamond drill holes completed as part of a first stage drill program at the Viejo Campo concession have returned silver values.

Advancement of El Quevar

We anticipate spending approximately $30.0 million during 2010 in connection with the advancement of the Yaxtché deposit at El Quevar for engineering, construction and related costs associated with the underground drift and preparation of the feasibility study. We also expect to spend approximately $2.0 million for drilling and other exploration activities outside of the Yaxtché zone, notably in the Viejo Campo target.

While we currently expect to proceed with the construction of the underground drift and preparation of the feasibility study as projected, the plan contains a number of "stop/continue" points, such as the completion of a hydrology study, close-spaced confirmation drilling results and first vein access. If it is determined at any one of those points that the project is not economically viable, our costs will be limited to costs incurred up to that point, with the exception of any prepaid expenses or supply purchase commitments.

We currently estimate that at least an additional $65.0 to $85.0 million would be required following completion of the feasibility study anticipated in the fourth quarter 2010. The actual amount required could vary substantially from this estimate based on the final results of the feasibility study. If the project advances to development and construction, we will need to obtain additional external financing. This estimate is part of an internal study prepared under the direction of Robert Blakestad, our Senior Vice President, Exploration and a Qualified Person as defined in Canadian NI 43-101, and is not supported by a technical report compliant with NI 43-101. We currently plan to spend approximately $30.0 million on the advancement of El Quevar, prior to establishing the economic viability of the project in a NI 43-101 compliant technical report. There can be no assurance that such expenditures will demonstrate the economic viability of the project.

Environmental Liability and Permitting

The El Quevar project is inside the Reserva Natural Los Andes, which was established principally to provide habitat for local wildlife. However, the reserve is designated for multiple uses, including mineral exploration and mining. The holder of any mineral concession in Salta province must submit an Environmental Information Report prior to exploration or mining activity. This report must be re-submitted every two years. There are three levels of permitting: prospecting, drilling and exploration, and mineral production.

We have obtained all necessary permits for our current exploration activities at the El Quevar project. In order to construct the underground drift and related workings as described above, we will be required to obtain a permit from the Mining Secretary of the Salta Province, Argentina. We have had an initial meeting with the Mining Secretary regarding the permit and we do not expect the issuance of the permit to delay the construction of the underground drift.

If the El Quevar project proceeds to development and construction, we will be required to obtain numerous additional permits from national, provincial and municipal authorities in Argentina. We have selected a contractor and have initiated the environmental baseline studies and environmental impact assessment process required to support the permits necessary for construction and operations. While we are not aware of any significant obstacle to obtaining the required permits, we have not yet formally begun to seek the necessary approvals.

Republic of Argentina

The Republic of Argentina is a federal republic located in South America and bordered by Chile, Bolivia, Paraguay, Brazil and Uruguay. The federal government coexists with the governments of 23 provinces and one autonomous city, Buenos Aires. Each province regulates its own administrative, legislative and judicial structure, complying with the republican system of government and the division of powers.

Certain Laws Affecting Mining in Argentina

According to Argentine law, mineral resources are subject to regulation in the provinces where the resources are located. Each province has the authority to grant exploration permits and exploitation concession rights to applicants. The Federal Congress has enacted the National Mining Code and other substantive mining legislation, which is applicable throughout Argentina, however, each province has the authority to regulate the procedural aspects of the National Mining Code and to organize the enforcement authority within its own territory.

In the province of Salta, where the El Quevar project is located, all concessions are granted by a judge in the Salta Mining Court. The types of mineral concessions relevant to the El Quevar project are exploration concessions and exploitation concessions. Exploration concessions are granted for up to 1,100 days depending on the size of the claim. The size of an exploration claim must be reduced periodically unless the owner applies to the Mining Court to convert it, or at least part of it, to an exploitation concession. Exploration concessions are subject to a yearly payment (*canon*), which is fixed each year by the federal government. For 2009, we paid a total of approximately $28,500 to maintain our El Quevar exploration concessions. An exploration plan must be filed for each exploration concession along with an environmental report that must be approved by the provincial mining authority. Additional environmental reports are required on a bi-annual basis while the exploration concession is valid. Upon expiration of the exploration concession, all data and documentation from the activities carried out on the concession must be filed with the provincial mining authority.

Exploitation concessions may be granted if any mineral discovery is made either by the concessionaire or authorized third parties. Exploitation concessions are also subject to a yearly de minimis payment fixed by the National Ministry of Economy. An exploitation concession may be maintained indefinitely by timely payment of annual fees, capital investment, and continuity of work program (exploration, infrastructure, or mining). In addition to the annual payment of maintenance fees, metals mines in the Salta Province are subject to a net smelter return royalty of 3% of metals produced.

Taxes in Argentina

Argentina has a federal income tax rate of 35%, and the income tax law allows for a five year carryforward of net operating losses. Argentina has several taxes in addition to income tax. The more significant taxes include (i) a Value Added Tax ("VAT") charged at a general rate of 21% for all goods and services provided in Argentina, as well as for imports into Argentina, unless specifically exempted; (ii) an import duty for certain goods and services entering the country; (iii) a provincial gross receipts tax applied to non-exported sales transactions in addition to VAT; (iv) a minimum presumed tax equivalent to 1% of the total asset value of an entity; and (v) a wealth tax of 0.5% of the equity value of an entity. For the metals extraction business, there is a 5% royalty on the value of the mineral extracted. Also, for exported minerals, Argentina imposes an export tax of 5% for silver dore and 10% for silver concentrates.

The tax laws applicable to exploration, prospecting, development, and mining extraction, as set forth in the Argentina Mining Investment Law, provide for significant benefits to the general tax system for those companies inscribed under this law and which meet certain conditions. These benefits include: (i) fiscal stability; (ii) double deductions for certain mining costs; (iii) accelerated amortization for certain project costs; (iv) import duty exemptions; (v) an exemption from the minimum presumed tax described in the previous paragraph and (vi) a decrease from 5% to 3% on the royalty on mineral extracted. A fiscal stability agreement with the federal government can be obtained with a term of 30 years from the date a project's economic feasibility is presented along with the corresponding application. During the 30 year term, in general, a party to such an agreement with the federal government will neither be subject to new taxes or increases in tax rates, nor suffer the elimination of tax exemptions or deductions. However, a fiscal stability agreement does not limit changes in VAT, contributions to the social security system, or indirect taxes, and it does not impede the government from extending rules passed for a specified term or exempt the government from eliminating tax exemptions that have a scheduled date of expiration. Also, VAT paid on the import and purchase of goods and services used to carry out exploration activities that remains as a credit for greater than 12 years, may be refunded. Argentina also allows for the exemption from import duties when importing capital goods and special equipments or components, spare parts of said goods, or leased goods used to carry out mining and exploration activity defined by the Mining Department.

As mentioned in the preceding paragraph, one of the benefits from the Argentina Mining Investment Law given to mining companies is a double deduction on certain mining related costs. If we begin production at El Quevar, activities such as prospecting, exploration, special studies of mineralogy, metallurgy, feasibility and pilot plant studies may be offset 100% against taxable profits, and such costs may also be depreciated for tax purposes. In addition, we may benefit from tax depreciation on an accelerated basis on investments in infrastructure, machinery, equipment and vehicles used in developing production capacity or carrying out new mining projects.

Other Exploration Properties

In addition to El Quevar, we own and control a portfolio of approximately 35 exploration properties located primarily in South America and Mexico. In evaluating whether an exploration project warrants potential future development, we establish minimum requirements for reserves and annual saleable metal production rates and estimated mine development, capital and operating cost requirements. We seek to generate value from exploration properties that do not satisfy our minimum economic requirements through sale or farm-out of the property to a third party, and/or through retaining a royalty interest.

The map below shows the location of some of our projects:


La Pinta Project
Matehuapil Project
Zacatecas Project
ATLANTIC OCEAN
PACIFIC OCEAN
Palca Project
El Quevar Project
Elisa de Bordos Project

Zacatecas (Mexico)

Our 100% controlled Zacatecas silver and base metals project in Mexico is in an intermediate stage of exploration. Although we believe that the Zacatecas project may contain significant silver and/or other mineralization, we have not completed a feasibility study on the property, and the property may not advance further.

Location and Access

The Zacatecas project surrounds the municipalities of Zacatecas, Veta Grande, Guadalupe, Pánuco, and Morelos in the state of Zacatecas, Mexico. All of our Zacatecas properties can be easily reached within 10 kilometers from the city of Zacatecas by paved and dirt roads. A location map is shown below.



ZACATECAS PROPERTY LOCATION
MEXICO
N
ZACATECAS STATE
GULF OF MEXICO
RIO GRANDE
Microondas Project
SOMBRERETE
SAIN ALTO
FRESNILLO
VILLA DE COSS
VILLA GONZALEZ
ZACATECAS PROJECT
SAN LUIS POTOSI
Santa Rosa Project
VICTOR ROSALES
PANUCO
ZACATECAS CITY
TRANCOSO
PANFILO NATERA
GARCIA SALINAS
San Jeronimo Project
OJO CALIENTE
EXPLANATION
PAVED ROADS
POWER LINES
CITIES, TOWNS
RAILROAD
40 Km

Title and Ownership Rights

We own or control approximately 180 concessions totaling approximately 14,850 hectares in the Zacatecas project. Of these concessions, all but four are currently owned exclusively by us, and the remaining four concessions are under our exclusive control under purchase options with private third-party owners. The purchase options require option payments of $53,000 due in 2009, which payments have been made, $72,500 in 2010, $375,000 in 2011, and $204,000 in 2012. To maintain all of the concessions, we also pay approximately $62,500 per year to the Mexican government. We are party to a finder's fee agreement with an individual, which requires that we pay a 1% net smelter return royalty on any mineral production from certain of our Zacatecas claims.

Property History

The Zacatecas Mining District is located in the central part of Mexico, in the Faja de Plata mineral belt. A map of the mineral belt is shown below. Production from the Zacatecas district is estimated by the Mexican Federal Mining Agency to exceed 750 million ounces of silver. The existence of mining operations or mineral deposits on adjacent properties is not indicative of whether mineral deposits occur on our properties.


MEXICO
Gulf of Mexico
Pacific Ocean
PARRAL
SAN FRANCISCO DEL ORO
GUANACEVI
PITARRILLA
SANTA ISABEL
TORREON
MONTERREY
SAN SEBASTIAN
AVINO
DURANGO
SAN MARTIN
FRESNILLO
EL SAUCITO - JUANICIPIO
SANTA ROSA
ZACATECAS
ZACATECAS DISTRICT
REAL DE ANGELES
SAN LUIS POTOSI
AGUASCALIENTES
GUANAJUATO
PRODUCER
ADVANCED PROJECTS
GOLDEN MINERALS PROJECTS
0
150
KILOMETERS

Exploration Activities

From 1994 to 2005, we performed sporadic reconnaissance work on some of the Zacatecas concessions, including taking approximately 2,000 surface samples. In 2006, we began systematic reconnaissance work on all concessions that we controlled. On the basis of this and the previous work, we identified the Muleros, El Cristo and San Manuel-San Gil areas of interest. In these areas, we performed more detailed mapping work, as well as trenching and detailed sampling, and in the Muleros area, we completed a two-stage diamond drilling program of 37 holes totaling approximately 6,800 meters. We have also recently identified a fourth target area, the Pánuco target, which is located in the northeastern part of the Zacatecas district about 10 kilometers east of the Muleros area. We believe that each of the target areas has potential for the discovery of silver with associated base metals and gold. We have spent approximately $9.8 million through December 31, 2009 on exploration and property acquisition in the Zacatecas district.

Geology and Mineralization

At a regional level, the Zacatecas Mining District is located within the physiographical provinces of the Western Sierra Madre and the Central Plateau. The basement rock units in the area include the metamorphic rocks of the Zacatecas Formation of Upper Triassic age. Overlying these rocks are the volcano-sedimentary units of the Chilitos Formation of Upper Jurassic-Lower Cretaceous age. During the Tertiary period, a polymictic conglomerate known as the "Red Zacatecas Conglomerate" was discordantly deposited, and overlying this, andesitic to rhyolitic flows and tuffs were deposited. All units are intruded by small stocks and plugs of rhyolitic to andesitic composition.

The Zacatecas Formation is composed of a sequence of sericitized phyllites and metamorphosed shales, sandstones, conglomerates and limestones. These rocks are host to some veins such as those of the El Bote vein system and the deeper portions of the Mala Noche vein system.

The Chilitos Formation of Upper Jurassic-Lower Cretaceous age is a volcano-sedimentary sequence made up of massive and pillowed lavas of basaltic-andesitic composition with intercalations of sedimentary, volcaniclastic and calcareous rocks, metamorphosed to greenschist facies. This sequence is locally thrust over the Zacatecas Formation and is the main host rock for mineral systems in several mining districts in the region, including Zacatecas and Fresnillo.

During the Oligocene-Miocene period, extensive deformation occurred that produced normal faulting, forming grabens and horsts bearing generally north-northeast/south-southwest. It was during this phase of deformation that most of the epigenetic mineral deposits were formed.

In the four target areas identified by us, rocks of the Chilitos Formation are host to the veins. The four main target areas—Muleros, Pánuco, El Cristo and San Manuel-San Gil—are described in more detail below.

Muleros Area

Located in the northern part of the Zacatecas Mining District, the Muleros area covers an area of roughly 1,800 meters by 2,400 meters, where four sub-parallel epithermal vein-faults outcrop. The veins are composed of quartz and calcite, and contain silver mineralization associated with minor antimony and lead and zinc. The main vein system bears N40° to 70°W and dips 60° to 85° mainly to the southwest, with thicknesses that vary from 0.1 meters to 6.2 meters, and lengths from 1,000 to 2,500 meters, with shorter offshoots. The total length of all the outcropping veins is about 6,500 meters, and of the inferred veins (i.e., those that do not continuously outcrop) is 2,100 meters, with an average width of 1.33 meters. From 2006 to the present, we have taken approximately 1,100 surface samples from outcrops and trenches.

At Muleros, we have drilled 37 diamond drill holes totaling approximately 6,800 meters. There were two stages of drilling. The first program was carried out with a total of 3,840 meters distributed over 31 short bore holes. The purpose of this program was to determine the structural behavior of the veins, the vein textures and the geochemistry at a vertical depth of about 100 meters from the surface. The second program was carried out with a total of 2,976 meters distributed over six boreholes. These holes were deeper tests (over 300 meters in depth), meant to intersect the veins in a postulated zone of high grade mineralization. The results indicate that the dip of the veins changed, becoming less steep than indicated at the surface and the intersections were less deep than planned (meaning they may have intercepted the upper part of a possible zone). Results from this drilling returned narrow intercepts of silver mineralization. Our results to date indicate that the more promising part of the Muleros target may be in the southeastern part of the area.

We anticipate conducting an additional drill program during the second quarter of 2010 consisting of 10 to 15 holes at a cost of approximately $500,000 to further test this area. If the results of this program warrant further exploration, we intend to conduct a more extensive drilling program.

Pánuco Area

The Pánuco target area is located in the northeastern part of the Zacatecas district about 10 kilometers east of the Muleros area and is comprised of two main veins hosted in sedimentary rocks that outcrop for an aggregate of about 5 kilometers in a northwesterly direction. Vein widths range from one to three meters. Several small pits indicate mining of silver from oxidized surface rocks during Colonial times. There has been no modern exploration at Pánuco. We have mapped the area in detail and collected approximately 400 samples from the veins and wall rocks.

We are currently conducting a first phase drill program consisting of 10 diamond core holes totaling about 2000 meters at an estimated cost of approximately $350,000. If the results from this work appear promising, we intend to conduct additional drilling and analytical work to advance the project in 2010.

El Cristo Area

Located in the central portion of the Zacatecas Mining District, the El Cristo area covers a surface area of 800 meters by 2000 meters, where five sub-parallel epithermal quartz-calcite veins outcrop. These veins correspond to the northwestern extension of the Vetagrande vein system. From 2006 to October 2008, we took approximately 1,017 surface samples from outcrops and trenches, of which 516 are from the veins. These samples have returned silver and gold values, with anomalous values in copper, lead and zinc. The average vein width is 1.5 meters. The main vein system bears N50 to 60º W and dips 60 to 80º SW, with thicknesses varying from 0.15 meters to 5.0 meters, and lengths from 500 to 2400 meters, with shorter offshoots. The total length of the outcropping veins and their respective offshoots is approximately 8,000 meters.

The area has been mapped at a 1:2,500 scale and we completed an environmental impact report in June 2007. We have planned an exploration program during 2010 including 3,000 meters of diamond drilling at an estimated cost of approximately $500,000.

San Manuel-San Gil Area

Located in the central portion of the Zacatecas Mining District, the San Manuel-San Gil area covers an area of 8 square kilometers, where sub-parallel epithermal veins and alteration zones outcrop. The main vein system bears N60W to East-West and dips to the north and south, with thicknesses varying from 0.10 meters to 7 meters, and lengths from 400 to 1400 meters with shorter offshoots. The total length of all the outcropping veins and their respective offshoots is about 7000 meters, with an average width of 1.2 meters. We have taken 167 chip-channel samples that have returned silver and gold values, and highly anomalous values in copper, lead and zinc.

We carried out a geochemical soil sampling program in an area measuring 4.2 kilometers by 2 kilometers with east-west lines every 100 meters and samples every 50 meters. A total of 785 samples were taken. The strongest anomaly in silver, gold and copper is located in the southeastern portion of the area.

We have planned an exploration program including approximately 2,000 meters of drilling at an estimated cost of $350,000 to test this target.

Early Stage Exploration Properties

We believe that the properties described below, while not as advanced as El Quevar and Zacatecas, appear promising based on our activities to date. We intend to conduct further mapping, sampling and drilling on these properties. Although we believe that these properties merit further exploration activities, our activities are at a preliminary stage and we do not yet consider any one of these properties to be individually material.

Palca (Peru)

The Palca project is located in the Puno province in southern Peru and is distinguished by an extensive series of veins aggregating more than 10 kilometers in length containing silver, gold and base metals in locally significant amounts. We have a 100% interest in the project, which is made up of nine concessions totaling approximately 4,800 hectares. The veins at Palca are hosted by Tertiary volcanic rocks and associated intrusive bodies and range in width from two to fifteen meters. Sampling has returned silver, gold, lead and zinc values. There has been some limited production from one of the veins, but little modern exploration has been conducted.

We are planning an initial drill test of 10 holes totaling 3,000 meters at a cost of $500,000 to begin in the second quarter 2010. If the program results are encouraging, we intend to conduct additional drilling and analytical work to advance the project.

Elisa de Bordos (Chile)

The Elisa de Bordos project is located about 40 kilometers southeast of the city of Copiapó in north-central Chile. We have an option agreement to acquire a 75% interest by conducting $1.5 million in work prior to 2012 and establishing a resource estimate that meets industry standards. We may increase our interest under certain conditions. There has been historical production of an unknown amount of silver ores from replacement-style mineralization hosted in sedimentary and volcanic rocks from this project. There are about 4,500 meters of underground workings that we have mapped and sampled in some detail.

Our sampling has returned silver values from exposures in the workings and we have established that silver is present in similar host rocks for at least one kilometer from the old mine site. There has been no modern exploration on the project. Our work has shown that silver is present over a sufficient area and the indicated grade of the potentially mineralized zone is such that a silver resource may be present at Elisa de Bordos.

We are currently conducting a 10 hole, 1,700 meter drilling program to test this area at an estimated cost of $300,000.

Matehuapil (Mexico)

The Matehuapil Project is located in northeastern Zacatecas state in central Mexico. Significant projects in the region surrounding Matehuapil include the Peñasquito Mine, the Concepcíon del Oro district and the new Camino Rojo discovery. The project currently includes two concessions totaling 12,090 hectares, and we have a joint venture agreement with Almaden Minerals Ltd. under which we may earn a 60% interest in the properties by making certain payments to Almaden and conducting work programs over a six year period. We have applied for additional property in the area that will be owned solely by Golden Minerals.

The geology at Matehuapil is comprised of limestones with some sandstones and shales intruded by mozonitic bodies and cut by faults and veins related to regional structures. The project has potential for the discovery of silver and base metal-rich veins and replacement deposits, including carbonate replacement deposits similar to the famous Santa Eulalia and Naica deposits found further north.

In addition to these types of deposits, we have indentified an area of altered intrusive and sedimentary rocks that contain potentially significant amounts of gold. This area, called Rabioso, is located in the northwest portion of the Matehuapil concession and contains an exposure of oxidized altered intrusive rock cut by numerous fractures and veinlets. Sampling of this area has indicated that gold values are present over an exposed area of the intrusive of approximately 250 meters by 800 meters and is also found in the adjacent altered sedimentary rocks to a lesser degree. Our work has included trenching and the excavation of pits to obtain material for analysis and the compilation of detailed geological information. This work has indicated that the possibility of a large disseminated gold deposit exists at the Rabioso target.

We are planning an initial drill test of 10 to 15 holes totaling 3,000 meters at a cost of $500,000 to begin in the second quarter of 2010. If the results from this program are encouraging, we intend to conduct additional drilling and analytical work to advance the project.

La Pinta (Mexico)

The La Pinta property is located in northeastern Zacatecas state in central Mexico about 25 kilometers southwest of Concepcíon del Oro and 13 kilometers south of Goldcorp's Peñasquito mine. The project includes 10 concessions totaling 35,300 hectares that are owned outright by Golden Minerals and one 40 hectare concession controlled under an option to purchase a 100% interest that requires that we pay a total of $35,000 over a two year period ending in September 2011.

The geology at La Pinta is largely obscured by alluvium, but mapping of available outcrops reveals a thrust fault that places the Cretaceous age Indidura Formation over the Cuesta de Cura Formation, also of Cretaceous age. This contact is marked by boulders and fragments of limestone that are in a siliceous matrix and fragments of silicified intrusive that locally contains abundant pyrite. Large fragments of the altered intrusive are found as float over an area of approximately 2,000 meters by 500 meters. Sampling of this material has returned gold values and highly anomalous levels of arsenic. Elsewhere on the property, scattered outcrops of the Caracol Formation indicates areas of brecciation and pyritic mineralization that has returned silver values and anomalous levels of arsenic and zinc. Outcrops of the various sedimentary units of Cretaceous age show additional evidence of potential mineralization, including calcite and quartz veining, pyrite and iron oxides after pyrite.

We have completed a detailed ground magnetic survey over the central area of interest. This survey indicates a low-level anomaly that is in part coincident with the area of intrusive float and we interpret this as indicating that an altered intrusive rock may be present under the alluvium or intruding the sedimentary rocks in this area.

Our plan is to conduct an initial drill test of 10 to 15 holes totaling 3,000 meters at a cost of $500,000 to begin in the second quarter of 2010. If the results of this program are encouraging, we intend to follow up the initial program with additional drilling and related work.

Farm-outs, Royalties and Other Dispositions

Exploration properties that we decide not to advance are evaluated for joint venture, sale of all or a partial interest, and royalty potential. In evaluating whether an exploration project warrants future expenditure, we establish minimum requirements for reserves and annual saleable metal production rates and estimate mine development, capital and operating cost requirements to determine if developing the project is economically viable. Exploration properties that do not satisfy the minimum economic requirements may generate value through sale or farm-out to third parties, or through retaining royalty interests. We have minority ownership interests and/or royalties in the following properties that were once part of our exploration portfolio:

Platosa Royalty (Mexico)

During 2004, we sold to Excellon the mineral rights to a portion of our Platosa silver-lead-zinc property in Mexico, and we retained a 3% net smelter return royalty interest. In November 2009, we sold our 49% joint venture interest in the Platosa project to Excellon. We received a cash payment of $2.0 million and retained a 1% net smelter return royalty over the joint venture properties. The prior agreements between us and Excellon were terminated in connection with the sale.

Otuzco (Peru)

We owned eight concessions totaling approximately 3,400 hectares on our Otuzco silver-lead-zinc project in Peru. After conducting a detailed geological evaluation of the concessions, we determined that the mineral potential at the Otuzco project did not meet our requirements. We entered into an agreement with Apoquindo Minerals Inc., a Canadian junior exploration company, to sell the concessions for a total of $3.0 million, payable in installments over four years. We received the initial payment of $150,000 in 2008, and $35,000 in 2009; the remaining installment payments are due as follows: $350,000 in 2010, $500,000 in 2011, $900,000 in 2012 and $1,100,000 in 2013. If these payments are not completed, the property will be returned to us and we will retain all amounts previously paid.

Zacatecas Royalty (Mexico)

In August 2009, we sold to Capstone Gold SA de CV, a wholly owned subsidiary of Capstone Mining Corp., the mineral rights to a portion of our Zacatecas project in Mexico; namely, the Esperanza, San Francisco, and Santa Rita concessions immediately adjacent to Capstone's Cozamin Mine. The purchase price we received for the three concessions included (a) an initial payment of $1.0 million, (b) future cash payments of a net smelter return of 1.5% on the first one million tonnes of production from the acquired claims, and (c) cash payments equivalent to a 3.0% net smelter return on production in excess of one million tonnes from the acquired claims. Additionally, the net smelter return on production in excess of one million tonnes escalates by 0.5% for each $0.50 increment in copper price above $3.00 per pound of copper. There is currently no production on these concessions.

Mine Services

We provide mine services, including project development strategies and direction; engineering, construction and procurement management; environmental permitting and corporate social responsibility; technical team support; and contract operations management. We currently have an agreement in place with Sumitomo Corporation, the San Cristóbal Management Services Agreement, for the management of the San Cristóbal mine in Bolivia.

San Cristóbal Management Services Agreement

Under the terms of the San Cristóbal Management Services Agreement with Sumitomo we provide management services at the San Cristóbal mine including, for example, management of technical and operating activities, administrative support, information technology and local community relations. Certain services, such as lobbying, governmental relations and tax planning, are not included in the services that we provide under the San Cristóbal Management Services Agreement. We are paid an annual fee of $11.4 million, which includes approximately $5.4 million that constitutes reimbursement for direct administrative expenses that we incur on behalf of the San Cristóbal mine. We received an annual incentive fee of $1.125 million for 2009, and we are eligible to receive up to $1.5 million for each year thereafter, based on achievement of certain negotiated performance targets and payable within 75 days of the first day of the year following the year in which the performance targets were achieved. After June 30, 2010, the San Cristóbal Management Services Agreement may be terminated at the terminating party's discretion by us with 12 months' prior notice or by Sumitomo with six months' prior notice (or by Sumitomo with three months notice if Sumitomo has sold, directly or indirectly, more than 20% of the subsidiary that owns the mine). If the agreement is terminated by Sumitomo, we will be entitled to a $1.0 million termination fee. We will not be required to pay a termination fee if we opt to terminate the agreement.

The San Cristóbal mine is located in Bolivia approximately 500 kilometers south of the city of La Paz. The San Cristóbal mine consists of an open pit mine and concentrator with a designed capacity of 40,000 tonnes per day. During the year ended December 31, 2009, the mine produced approximately 499,400 tonnes of zinc concentrates and 107,700 tonnes of lead concentrates containing approximately 16.1 million ounces of silver, 246,300 tonnes of zinc and 69,600 tonnes of lead.

Executive Officers of Golden Minerals

We have five executive officers: our President and Chief Executive Officer and four Senior Vice Presidents (including our Chief Financial Officer). Set forth below is information regarding our executive officers.

Name and Residence	Age	Position
Jeffrey G. Clevenger . . . . Colorado, USA	60	Chairman, President and Chief Executive Officer
Robert B. Blakestad . . . . Colorado, USA	63	Senior Vice President, Exploration and Chief Geologist
Jerry W. Danni . . . . Colorado, USA	57	Senior Vice President, Corporate Affairs
Deborah J. Friedman(1) . . . . Colorado, USA	57	Senior Vice President, General Counsel and Corporate Secretary
Robert P. Vogels . . . . Colorado, USA	52	Senior Vice President and Chief Financial Officer

(1) Ms. Friedman is a partner at Davis Graham & Stubbs LLP and devotes approximately half her time to service as Senior Vice President, General Counsel and Corporate Secretary.

Jeffrey G. Clevenger. Mr. Clevenger has served as our Chairman of the Board and as our President and Chief Executive Officer since March 2009. He served as a director and President and Chief Executive Officer of Apex Silver from October 2004 through March 2009. Mr. Clevenger worked as an independent consultant from 1999 when Cyprus Amax Minerals Company, his previous employer, was sold until he joined us in 2004. Mr. Clevenger served as Senior Vice President and Executive Vice President of Cyprus Amax Minerals Company from 1993 to 1998 and 1998 to 1999, respectively, and as President of Cyprus Climax Metals Company and its predecessor, Cyprus Copper Company, a large integrated producer of copper and molybdenum with operations in North and South America, from 1993 to 1999. He was Senior Vice President of Cyprus Copper Company from August 1992 to January 1993. From 1973 to 1992, Mr. Clevenger held various technical, management and executive positions at Phelps Dodge Corporation, including President and General Manager of Phelps Dodge Morenci, Inc. He is a Member of the American Institute of Mining, Metallurgical and Petroleum Engineers and the Metallurgical Society of America. Mr. Clevenger holds a B.S. in Mining Engineering with Honors from the New Mexico Institute of Mining and Technology and is a graduate of the Advanced International Senior Management Program of Harvard University.

Robert B. Blakestad. Mr. Blakestad was appointed Senior Vice President, Exploration and Chief Geologist of our company on March 24, 2009. In November 2004, he was appointed as Vice President, Exploration of Apex Silver Mines Limited. Prior to joining Apex Silver Mines Limited, Mr. Blakestad served as Chief Executive Officer of International Taurus Resources from May 1998 until November 2004. He was Vice President—Exploration for Amax Gold from 1996 to 1998 and Exploration Manager for Cyprus Amax Minerals Company from 1990 until 1996. He held various positions at Homestake Mining Company from 1979 until 1990, beginning as a Senior Geologist and rising to the position of Manager, U.S. Reconnaissance. Mr. Blakestad holds a B.S. in Mining Engineering from the New Mexico Institute of Mining and Technology and an M.S. in Geology from the University of Colorado. He is a member of the American Institute of Mining, Metallurgical and Petroleum Engineers and of the Society of Economic Geologists. He holds professional certifications from the State of Washington and the Province of Nova Scotia.

Jerry W. Danni. Mr. Danni was appointed Senior Vice President, Corporate Affairs of our company on March 24, 2009. Mr. Danni joined Apex Silver Mines Limited in February 2005 as the Senior Vice President, Environment, Health and Safety and in March 2005 was appointed Senior Vice President, Corporate Affairs. Prior to joining Apex Silver Mines Limited, Mr. Danni served as Senior Vice President, Environment Health and Safety of Kinross Gold Corporation from January 2000 until February 2005 and as Vice President, Environmental Affairs from July 2000 until January 2003. While at Kinross he was instrumental in the design and implementation of integrated environmental, and health and safety systems and processes for Kinross operations worldwide, and was also responsible for management of the Reclamation Operations Business Unit. From 1994 to July 2000, Mr. Danni was the Vice President of Environmental Affairs for Cyprus Climax Metals Company. Prior to working for Cyprus, Mr. Danni held senior environmental, and health and safety management positions with Lac Minerals Ltd. and Homestake Mining Company. Mr. Danni holds a B.S. in Chemistry from Western State College, and is a member of the Society of Mining Engineers and a past director of the National Mining Association.

Deborah J. Friedman. Ms. Friedman was appointed Senior Vice President, General Counsel and Corporate Secretary of our company on March 24, 2009. She was previously appointed Senior Vice President, General Counsel and Corporate Secretary of Apex Silver Mines Limited in July 2007. Ms. Friedman is also currently a partner at Davis Graham & Stubbs LLP, where her practice focuses primarily on securities, finance and transactional matters for publicly-traded mining companies. She transitioned to Partner on leave status at Davis Graham & Stubbs LLP from December 2007 to June 2009 during her full-time employment with Apex Silver Mines Limited. Ms. Friedman was a full time partner at Davis Graham & Stubbs LLP from August 2000 through December 2007, and she was of counsel to the firm from May 1999 through August 2000. From 1982 through 1994, Ms. Friedman held various positions in the law department of Cyprus Amax Minerals Company, including General Counsel and Associate General Counsel, and served from 1994 to 1998 as the General Counsel of AMAX Gold Inc. Prior to working for Cyprus, Ms. Friedman was an associate in several Denver law firms from 1977 to 1982. Ms. Friedman holds a B.A. in History from the University of Illinois and a J.D. from The University of Michigan Law School.

Robert P. Vogels. Mr. Vogels was named Senior Vice President and Chief Financial Officer of our company on March 24, 2009. Mr. Vogels served as Controller of Apex Silver since January 2005 and was named Vice President in January 2006. Prior to joining Apex Silver, Mr. Vogels served as corporate controller for Meridian Gold Company from January 2004 until December 2004. He served as the controller of INCO Limited's Goro project in New Caledonia from October 2002 to January 2004. Prior to joining INCO, Mr. Vogels worked from 1985 through October 2002 for Cyprus Amax Minerals Company, which was acquired in 1999 by Phelps Dodge Corp. During that time, he served in several capacities, including as the controller for its El Abra copper mine in Chile from 1997 until March 2002. Mr. Vogels began his career in public accounting where he held a CPA certification. He holds a B.Sc. in accounting and an MBA degree from Colorado State University.

In addition to the executives described above, we rely on the consulting services of Terry L. Owen, our former Senior Vice President. Mr. Owen has more than 30 years of experience in mine development, construction and operations, primarily at executive and senior management levels with Apex Silver, Cyprus Amax Minerals Company and Freeport McMoRan. In addition to the development, construction and operation of the San Cristóbal mine, Mr. Owen has had a leadership role in the development of more than 20 mining projects in 10 different countries. These projects include the construction of the $1.0 billion El Abra copper mine and solvent extraction/electrowinning circuit in Chile, the modernization and expansion of the Cerro Verde copper mine in Peru, the construction of the Fort Knox gold mine in Alaska, the construction of the Kubaka gold mine in Far East Russia, the expansion of the Henderson underground block cave molybdenum mine in Colorado and the modernization of the related ore transport system, the completion of the Grasberg expansion and several other major capital projects and expansions at Freeport McMoran Inc.'s gold and copper mines in Indonesia and service as Vice President and Assistant General Manager of those operations. Mr. Owen resigned from his positions as Senior Vice President of Golden Minerals and President of Golden Minerals Services Corporation effective January 1, 2010.

Metals Market Overview

We have targeted exploration properties that potentially contain silver or other precious metals, including gold. Descriptions of the markets for these metals are provided below.

Silver Market

Silver has traditionally served as a medium of exchange, much like gold. Silver's strength, malleability, ductility, thermal and electrical conductivity, sensitivity to light and ability to endure extreme changes in temperature combine to make it a widely used industrial metal. While silver continues to be used as a form of investment and a financial asset, the principal uses of silver are industrial, primarily in electrical and electronic components, photography, jewelry, silverware, batteries, computer chips, electrical contacts, and high technology printing. Silver's anti-bacterial properties also make it valuable for use in medicine and in water purification. Additionally, new uses of silver are being developed in connection with the use of superconductive wire.

Most silver production is obtained from mining operations in which silver is not the principal or primary product. The CPM Group, a precious metal and commodities consultant, estimates in its Yearbook 2009 that approximately 76% of mined silver is produced as a by-product of mining lead, zinc, gold or copper deposits.

The following table sets forth for the periods indicated on the London Fix high and low silver fixes in U.S. dollars per troy ounce. On March 24, 2010, the closing price of silver was $16.68 per troy ounce.

	Silver	
Year	High	Low
2005	$ 9.23	$ 6.39
2006	$14.94	$ 8.83
2007	$15.82	$11.67
2008	$20.92	$ 8.88
2009	$19.18	$10.51
2010*	$18.84	$15.14

* Through March 24, 2010

Gold Market

For centuries, gold has been desirable for its rarity, beauty, and unique properties. Because gold is highly valued and in very limited supply, it has long been used as a medium of exchange or money.

The production of ornamental objects was probably the first use of gold over 6,000 years ago. The CPM Group estimates in its Yearbook 2009 that about 79% of the gold consumed each year is used in the manufacture of jewelry, with approximately 13% of demand for gold from industry. Gold is an excellent conductor of electricity, is extremely resistant to corrosion, and is one of the most chemically stable of the elements, making it critically important in electronics and other high-tech applications.

The most important industrial use of gold is in the manufacture of electronics. A small amount of gold is used in almost every sophisticated electronic device. Gold's unique properties make it also useful in medical applications.

The following table sets forth for the periods indicated on the London Fix AM high and low gold fixes in U.S. dollars per troy ounce. On March 24, 2010, the closing price of gold was $1,094.00 per troy ounce.

	Gold	
Year	High	Low
2005	$ 537.50	$ 411.50
2006	$ 725.75	$ 520.75
2007	$ 841.75	$ 608.30
2008	$1,023.50	$ 692.50
2009	$1,218.25	$ 813.00
2010*	$1,158.00	$1,052.25

* Through March 24, 2010

Employees

We currently have approximately 155 employees, including 20 working out of our office in Golden, Colorado, approximately 115 working out of our various foreign exploration offices, and approximately 20 working at the San Cristóbal mine in connection with the San Cristóbal Management Services Agreement.

Competition

As an exploration stage company, we compete with other mineral resource exploration and development companies for financing and for the acquisition of new mineral properties. In addition, as a mine services provider, we compete with other mining companies to attract and retain key executives, skilled labor, contractors and other employees. The metals markets are cyclical and our ability to maintain our competitive position over the long term will be based on our ability to acquire and develop quality deposits, hire and retain a skilled workforce and to manage our costs.

Many of the mineral resource exploration and development companies with which we compete have greater financial and technical resources than we do. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford greater geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

ITEM 1A: RISK FACTORS

Investors in Golden Minerals should consider carefully, in addition to the other information contained in, or incorporated by reference into, this annual report on Form 10-K, the following risk factors:

Risks related to our business

We expect to incur operating losses at least through 2010 and our profitability in the foreseeable future depends entirely on the success of the El Quevar project, which has not been shown to contain proven or probable reserves.

We have a history of losses and we expect that we will continue to incur operating losses unless and until such time as our El Quevar project in Argentina or another of our exploration properties enters into commercial production and generates sufficient revenue to fund continuing operations. We are focused primarily on the advancement of El Quevar.

Neither the El Quevar project, nor any of our other properties, has been shown to contain proven or probable reserves and expenditures made in the exploration of our properties may not result in discoveries of commercially recoverable quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore and we cannot assure you that any mineral deposit we identify will qualify as an ore body that can be legally and economically exploited or that any particular level of recovery of silver from discovered mineralization will in fact be realized.

Chlumsky, Armbrust & Meyer, LLC ("CAM") completed a technical report on the El Quevar property, which indicates the presence of "mineralized material." See "*Business and Properties—El Quevar—Geology and Mineralization*." Mineralization figures based on estimates made by geologists are inherently imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling that may prove to be unreliable. We cannot assure you that these estimates will be accurate or that proven and probable reserves will be identified at El Quevar or any of our other properties. Even if we establish the presence of reserves at a project, the economic viability of the project may not justify further exploitation. We currently plan to spend approximately $30.0 million on the advancement of El Quevar prior to establishing the economic viability of the project in a technical report compliant with National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101"). There can be no assurance that such expenditures will demonstrate the economic viability of the project.

Estimates of reserves, mineral deposits and production costs can also be affected by such factors as governmental regulations and requirements, fluctuations in metals prices or costs of essential materials or supplies, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results, sampling, feasibility studies or technical reports. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Silver or other minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site production conditions.

We will need substantial additional financing to advance the El Quevar project and we may not be able to obtain such financing.

If the El Quevar project proceeds to development and construction, we anticipate that we will need to raise additional capital during 2010. We currently estimate that at least an additional $65.0 to $85.0 million would be required following completion of the feasibility study anticipated in the fourth quarter 2010. The actual amount required could vary substantially from this estimate based on the final results of the feasibility study. This estimate is part of an internal study prepared under the direction of Robert Blakestad, our Senior Vice President, Exploration and a Qualified Person as defined in NI 43-101, and is not supported by a technical report compliant with NI 43-101. We do not have a credit agreement in place and believe that securing credit will be difficult given our limited history and continuing constraints on global credit markets. We cannot assure you that we will be able to obtain the necessary financing for the project on favorable terms or at all. Failure to obtain sufficient financing may also result in the delay or indefinite postponement of exploration activities at our other properties.

We depend on the services of key executives.

Our business strategy is based on leveraging the experience and skill of our management team. We are dependent on the services of key executives including Jeffrey Clevenger, Robert Blakestad, Robert Vogels and Jerry Danni. We are also dependent on the management services provided by Terry Owen. Due to our relatively small size, the loss of any of these persons or our inability to attract and retain additional highly skilled employees may have a material adverse effect on our business, our ability to maintain and grow our mine services business, as well as our ability to manage and succeed in our exploration activities.

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

Our future growth and profitability will depend, in large part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration programs. Competition for attractive mineral exploration properties is intense. Our strategy is to identify reserves through a broad program of exploration. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

- establish ore reserves through drilling and metallurgical and other testing techniques;
- determine metal content and metallurgical recovery processes to extract metal from the ore;
- determine the feasibility of mine development and production; and
- construct, renovate or expand mining and processing facilities.

If we discover ore, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of a project may change because of increased costs, lower metal prices or other factors. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or our exploration programs may not result in proven and probable reserves at all or in sufficient quantities to justify developing any of our exploration properties.

The decisions about future development of projects will be based primarily on feasibility studies, which derive estimates of reserves, operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metal prices and estimates of average cash operating costs based upon, among other things:

- anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
- anticipated recovery rates of silver and other metals from the ore;
- cash operating costs of comparable facilities and equipment; and
- anticipated climatic conditions.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by our studies and estimates.

Our long-term cash flow and profitability will be affected by changes in the prices of silver and other metals.

Our ability to establish reserves and develop any of our exploration properties—and our profitability and long-term viability—depend, in large part, on the market price of silver, zinc, lead, gold, copper and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

- global or regional consumption patterns;
- supply of, and demand for, silver, zinc, lead and other metals;
- speculative activities and producer hedging activities;
- expectations for inflation; and
- political and economic conditions.

The extreme volatility and disruption that have affected the financial markets have also extended to the commodity markets, including metals markets, which experienced significant volatility in 2009. Any extended weakness in the global economy could further increase volatility in metals prices or depress prices, which could in turn make it uneconomical for us to continue our exploration activities. Volatility or sustained price declines may also affect the number, quality and profitability of available mine service opportunities and adversely affect our ability to build our business.

Our revenues currently depend primarily on our agreement to manage the San Cristóbal mine.

Our revenues currently consist primarily of the management fees payable to us under the Management Services Agreement, dated March 24, 2009 (the "San Cristóbal Management Services Agreement"), under which we manage the San Cristóbal mine for Sumitomo. After June 30, 2010, Sumitomo will be able to terminate the San Cristóbal Management Services Agreement at its discretion upon six months' written notice (or three months notice if Sumitomo has sold, directly or indirectly, more than 20% of the subsidiary that owns the mine) provided that it pays us a $1.0 million fee. Sumitomo may not wish to continue the San Cristóbal Management Services Agreement beyond June 2010 and, as a result, our primary source of funding may not continue beyond the initial term. Moreover, the San Cristóbal Management Services Agreement, and payments to us thereunder, may be reduced or suspended in certain circumstances in the event of a prolonged interruption in mining activities, including labor disturbances, shutdowns or events of force majeure, such as expropriation by the Bolivian government.

We have limited experience managing mining properties for third parties and our mine management business may not be successful.

We currently have only one management agreement, the San Cristóbal Management Services Agreement. We have a limited history of providing management services to third parties and we cannot assure you that we will be able to retain our current services contract or attract additional mine or mine project management business. Demand for our services may also be negatively affected if certain commodity prices and global economic conditions remain weak.

If we are unable to obtain all of our required governmental permits or property rights, our operations could be negatively impacted.

Our future operations, including exploration and any potential development activities, will require additional permits from various governmental authorities. Our operations are and will continue to be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, mining royalties and other matters. We may also be required to obtain certain property rights to access or use our properties. Obtaining or renewing licenses and permits, and acquiring property rights, can be complex and time-consuming processes. We cannot assure you that we will be able to acquire all required licenses, permits or property rights on reasonable terms or in a timely manner, or at all, that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain any licenses, permits or property rights or any required extensions, challenges to the issuance of our licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of our licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that we have obtained, could have a material adverse effect on our business by delaying or preventing or making continued operations economically unfeasible.

Lack of infrastructure could forestall or prevent further exploration and development.

Exploration activities, as well as any development activities, depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors that affect capital and operating costs and the feasibility of a project, or unanticipated or higher than expected costs and unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure, or unanticipated or higher than expected costs, could adversely affect our operations, financial condition and results of operations.

Our exploration and mine management activities are in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct exploration and mine management activities almost exclusively in Latin American countries with developing economies, including Argentina, Bolivia, Chile, Mexico and Peru. These countries and other emerging markets in which we may conduct operations have from time to time experienced economic or political instability. We may be materially adversely affected by risks associated with conducting exploration and mine management activities in countries with developing economies, including:

- political instability and violence;
- war and civil disturbance;
- acts of terrorism or other criminal activity;
- expropriation or nationalization;
- changing fiscal, royalty and tax regimes;
- fluctuations in currency exchange rates;
- high rates of inflation;
- uncertain or changing legal requirements respecting the ownership and maintenance of mineral properties, mines and mining operations, and inconsistent or arbitrary application of such legal requirements;
- underdeveloped industrial and economic infrastructure;
- corruption; and
- unenforceability of contractual rights.

Changes in mining or investment policies or shifts in the prevailing political climate in any of the countries in which we conduct exploration and mine management activities could adversely affect our business.

Title to our mineral properties may be challenged.

Our policy is to seek to confirm the validity of our rights to, title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available for mineral properties, and our ability to ensure that we have obtained secure rights to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the exploration properties in which we hold direct or indirect interests and, therefore, the precise area and location of these exploration properties may be in doubt. Accordingly, our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties, and the title to our mineral properties may also be impacted by state action.

In some of the countries in which we operate, failure to comply with applicable laws and regulations relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners. Any such loss, reduction or imposition of partners could have a material adverse affect in our financial condition, results of operations and prospects.

We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

We derive the rights to some of our mineral properties from leaseholds or purchase option agreements or that require the payment of option payments, rent or other installment fees or specified expenditures. For example, we acquired certain of our rights on the El Quevar property through option agreements, which require aggregate payments of approximately $3.4 million and an exploration investment of $850,000 over the next three years. The El Quevar property is our most advanced exploration property, and the only property on which we have estimated mineralized material. If we fail to make these payments when they are due, our rights to the property may terminate.

Some contracts with respect to our mineral properties require development or production schedules. If we are unable to meet any or all of the development or production schedules, we could lose all or a portion of our interests in such properties. Moreover, we are required in certain instances to make payments to governments in order to maintain our rights to our mineral properties. Because our ability to make some of these payments is likely to depend on our ability to obtain external financing, we may not have the funds to make these payments by the required dates.

The management services we provide at the San Cristóbal mine could be negatively affected by future actions of the Bolivian government.

In December 2005, Evo Morales, the leader of the Movement to Socialism party, was elected president. At various times since his election, President Morales and others in his administration have made public statements regarding their desire to exert greater state control over natural resource production in Bolivia, including mining.

In 2007, the Bolivian government enacted various changes to applicable mining taxes. The current or future government may make additional changes that could increase the total tax burden on the San Cristóbal mine, and any such changes could adversely affect the earnings and cash flow generated by the San Cristóbal mine.

In February 2009, Bolivia approved a new constitution in a national referendum that significantly affects the legal framework governing mining in Bolivia. The new constitution requires that existing mining concessions be replaced by mining agreements negotiated with the Bolivian government. The deadline for implementation of the new mining agreements is December 2010. The new constitution does not specify the effect on existing concessions or provide either general or specific terms for the mining agreements. There can be no certainty as to the form and content of these contracts that must be negotiated with the Bolivian government, or that we will be allowed to continue to operate the San Cristóbal mine as contemplated by the San Cristóbal Management Services Agreement.

Even if we are successful in bringing the El Quevar project into production, mining operations are hazardous, raise environmental concerns and raise insurance risks.

Mining operations are by their nature subject to a variety of risks, such as cave-ins, pit-wall failures, flooding, rock bursts, fire, industrial accidents, failure of processing and mining equipment, environmental hazards, discharge of pollutants or hazardous chemicals, supply problems and delays, changes in the regulatory environment, encountering unusual or unexpected geological formations or other geological or grade problems, encountering unanticipated ground or water conditions, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavorable operating conditions. These risks could result in delays to development or production, damage to or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, monetary losses and possible legal liability. Satisfying these liabilities may be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition. We may not be able to insure fully or at all against these risks, or we may decide not to take out insurance against such risks as a result of high premiums or for other reasons.

Our activities are subject to foreign environmental laws and regulations that may materially adversely affect our future operations.

We conduct mineral exploration and mine management activities primarily in Argentina, Bolivia, Mexico and Peru. These countries have laws and regulations that control the exploration and mining of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of flora and fauna and the preservation of lands. These laws and regulations will require us to acquire permits and other authorizations for certain activities. In many countries, there is relatively new comprehensive environmental legislation, and the permitting and authorization process may not be established or predictable. We may not be able to acquire necessary permits or authorizations on a timely basis, if at all. Delays in acquiring any permit or authorization could increase the cost of our projects and could delay the commencement of production.

Environmental legislation in many countries is evolving in a manner that will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (i) necessitate significant capital outlays, (ii) cause us to delay, terminate or otherwise change our intended activities with respect to one or more projects, (iii) materially adversely affect our future exploration activities and (iv) negatively affect the profitability of the San Cristóbal mine or other projects we may manage in the future.

Many of our exploration properties are located in historic mining districts where prior owners may have caused environmental damage that may not be known to us or to the regulators. In most cases, we have not sought complete environmental analyses of our mineral properties and have not conducted comprehensive reviews of the environmental laws and regulations in every jurisdiction in which we own or control mineral properties. To the extent we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and satisfaction of these liabilities could have a material adverse effect on our financial condition and results of operations. If we are unable to fully fund the cost of remediation of any environmental condition, we may be required to suspend activities or enter into interim compliance measures pending completion of the required remediation.

We compete against larger and more experienced companies.

The mining industry is intensely competitive. Many large mining companies are primarily producers of precious or base metals and may become interested in the types of deposits on which we are focused, which include silver and other precious metals deposits or polymetallic deposits containing significant quantities of base metals, including zinc, lead, copper and gold. Many of these companies have greater financial resources, operational experience and technical capabilities than we do. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced mining professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding, acquire suitable producing properties or prospects for mineral exploration in the future or maintain and develop our mine services business.

We may be required to indemnify Sumitomo in certain circumstances under the terms of the San Cristóbal Purchase and Sale Agreement, and such payments could have a material adverse effect on our financial condition.

Under the terms of the Plan, Apex Silver sold its interests in the San Cristóbal mine to Sumitomo. In connection with the Plan, Apex Silver assigned substantially all of its remaining assets to us, and we agreed to assume Apex Silver's obligations under the purchase and sale agreement by which Apex Silver sold the San Cristóbal mine. Under the terms of the agreement, we are required to indemnify Sumitomo in certain circumstances, including for losses, if any, arising as a result of a breach of certain customary representations and warranties, primarily regarding title to the interests which were sold. Our maximum exposure for such losses could be as much as the full amount of the $27.5 million cash purchase price, although for fraud or intentional misrepresentation, our liability exposure is not limited. Any obligation to make indemnification payments could have a material adverse effect on our financial condition.

Risks related to our common stock

We do not anticipate paying a dividend in the foreseeable future.

We anticipate that we will not pay cash dividends on our common stock in the foreseeable future. Moreover, our Amended and Restated Certificate of Incorporation and Bylaws prohibited the payment of dividends for a one-year period beginning March 24, 2009, and prohibit payment of dividends (in a single distribution or series of distributions) in excess of $1.5 million during the one-year period beginning March 24, 2010.

We have a large number of authorized but unissued shares of our common stock which may lead to the dilution of our common stock.

We have a large number of authorized but unissued shares of common stock, which our management may issue without further stockholder approval, thereby causing dilution of your holdings of our common stock. Our management will continue to have broad discretion to issue shares of our common stock in a range of transactions, including capital-raising transactions, mergers, acquisitions and in other transactions, without obtaining stockholder approval, unless required by applicable law or stock exchange rules. If our management determines to issue shares of our common stock from the large pool of authorized but unissued shares for any purpose in the future, your ownership position may be diluted without your further ability to vote on that transaction.

ITEM 1B: UNRESOLVED STAFF COMMENTS

None.

ITEM 3: LEGAL PROCEEDINGS

Apex Silver concluded, based on the results of an internal investigation conducted under the direction of its Audit Committee in late 2005 and early 2006, that certain former senior employees were involved in making impermissible payments of approximately $125,000 to government officials in 2003 and 2004. Apex Silver contacted the Department of Justice and the SEC during 2006 and reported the results of the internal investigation and was informed that the SEC and Department of Justice would commence investigations with respect to these matters, including possible violations of the Foreign Corrupt Practices Act. Subsequently, Apex Silver entered into discussions with the SEC staff concerning a settlement of the conduct subject to the SEC's investigation. As a result, we have reached an agreement in principle with the SEC staff which, if approved by the SEC, would resolve this matter with the SEC. Under the terms of the proposed settlement, we, on neither an admit nor deny basis, would agree to the entry of an administrative cease and desist order prohibiting us from future violations of Sections 13(b)(2)(A), 13(b)(2)(B) and 30A of the Exchange Act. Moreover, under the terms of the proposed settlement, the SEC staff would not recommend that the SEC require the payment of disgorgement, civil money penalties, prejudgment interest or the appointment of a corporate monitor. The proposed settlement is subject to SEC approval, negotiation of the terms of the settlement papers and approval by our board of directors.

We cannot guarantee you that the SEC will ultimately accept the terms of the proposed settlement. In August 2009, the Department of Justice informed us that it has closed its investigation based on, among other things, our pending settlement with the SEC.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock began trading on the NYSE Amex LLC, also referred to as "Amex", under the symbol "AUMN" on March 19, 2010. The high and low sales prices per share on the Amex from the commencement of trading on March 19, 2010 through March 24, 2010 were $8.40 and $7.66, respectively.

Prior to the commencement of trading on Amex, our common stock traded in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "GDMN". The following table sets forth the high and low sales prices per share and volume traded as reported by The Pink Sheets LLC at *www.pinksheets.com*. Although the prices and volumes have been obtained from a source believed to be reliable, no assurances can be given with respect to the accuracy of such prices. In addition, such prices reflect interdealer prices, which may not include retail mark-up, mark down or commission, and may not necessarily represent actual transactions.

	High	Low	Volume Traded (shares)
2009			
April*	$ 0.15	$ 0.01	60,571
May	$ 2.48	$ 0.90	954,322
June	$ 2.90	$ 1.94	1,531,368
July	$ 3.25	$ 2.35	140,997
August	$ 4.15	$ 3.05	135,574
September	$ 6.40	$ 3.60	447,919
October	$ 8.00	$ 5.70	133,795
November	$ 7.59	$ 5.06	50,560
December	$10.75	$ 6.15	212,002
2010			
January	$16.00	$10.00	152,646
February	$11.20	$ 7.70	99,472
March**	$ 9.60	$ 8.00	33,666

* Since April 20, 2009, the date of the first reported transaction in our common stock on the Pink Sheets.

** Through March 18, 2010.

Our common stock is also listed on the Toronto Stock Exchange and trades under the symbol "AUM". The following table sets forth the high and low sales prices per share for each month since of common stock began trading on the Toronto Stock Exchange.

	High(1)	Low(1)	Volume Traded (shares)
2009			
July*	$ 3.02	$3.00	5,000
August	$ 4.77	$3.46	21,190
September	$ 6.81	$3.31	145,720
October	$ 7.78	$5.60	70,687
November	$ 7.15	$5.41	18,485
December	$10.62	$6.47	86,759
2010			
January	$15.10	$9.98	172,094
February	$11.39	$8.06	52,682
March**	$ 9.74	$7.71	94,151

* Since July 16, 2009, the date our common stock commenced trading on the Toronto Stock Exchange.

** Through March 24, 2010.

(1) All Canadian share prices were converted to U.S. dollars based on an exchange rate of 0.9740, as reported by the Bank of Canada, as of March 24, 2010. On March 24, 2010, the closing sales price for common stock was Cdn$7.92 per share on the Toronto Stock Exchange ($7.71, as converted to U.S. dollars).

As of March 24, 2010, we had 30 stockholders of our common stock of record based upon the stockholders list provided by our transfer agent, Olympia Trust Company.

Dividends

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings, if any, to fund the development and growth of our business. In addition, our Amended and Restated Certificate of Incorporation and Bylaws prohibit the payment of dividends (in a single distribution or series of distributions) until after March 24, 2010 and prohibit payment of dividends (in a single distribution or series of distributions) in excess of $1.5 million until after March 24, 2011. Our board's ability to declare a dividend is also subject to limits imposed by Delaware corporate law.

Proceeds from March 2010 Offerings

On March 24, 2010, we closed a public offering of 3,652,234 shares of our common stock at a public offering price of $8.50 per share, and a selling stockholder sold an additional 347,766 previously held shares of our common stock at the same price. The public offering was made pursuant to a written prospectus forming part of the Registration Statement on Form S-1 (333-162486) that was declared effective by the SEC on March 18, 2010. In addition, for up to 30 days following the closing, we granted the underwriters the right to purchase up to an additional 600,000 shares of our common stock to cover over-allotments. As of the filing date of this annual report on Form 10-K, the over-allotment option has not been exercised. Dahlman Rose & Company and Canaccord

Financial Ltd. acted as joint book-running managers for the public offering, and Rodman & Renshaw, LLC acted as a co-manager in the public offering.

Concurrent with the public offering, our largest stockholder, The Sentient Group, exercised its existing pre-emptive right and purchased, in a private offering pursuant to Regulation S under the U.S. Securities Act of 1933, an additional 905,065 shares of our common stock at the public offering price of $8.50 per share. Dahlman Rose & Company acted as the sole placement agent in the private placement to Sentient.

The aggregate net proceeds to us from the sale of the shares in the public offering and the sale of the shares to Sentient was approximately $35.3 million after deducting the underwriting discount of approximately $2.1 million, the placement agent commission of approximately $0.3 million, and estimated expenses of approximately $1.1 million to advisors and other third parties in connection with the registration, offering, and listing of shares. The aggregate net proceeds from the public and private offerings have been placed in either a short-term interest bearing account or short-term treasury securities pending deployment.

ITEM 6: SELECTED CONSOLIDATED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data for the period ended December 31, 2009 has been derived from our audited financial statements for that period. We emerged from Apex Silver's Chapter 11 proceedings on March 24, 2009. Accordingly, the data provided below for the period March 25, 2009 through December 31, 2009 represents the consolidated financial data for Golden Minerals and the data prior to March 25, 2009 represents the consolidated financial data for our predecessor, Apex Silver. The selected consolidated financial data of Apex Silver for the years ended December 31, 2008, 2007, and 2006 are derived from Apex Silver's audited consolidated financial statements. The selected consolidated financial data of Apex Silver for the year ended December 31, 2005 was derived from our historic financial records. The financial information for all periods presented, except for the period ended December 31, 2009, has been revised for the retrospective adoption of FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("FAS No. 160") and to reflect the San Cristóbal mine activity as discontinued operations. In addition, the amounts included as revenue have been reclassified from a net reduction of operating expenses for all predecessor periods presented. No amounts in the cash flow data have been reclassified. Amounts on the balance sheet formerly labeled minority interest are now referred to as noncontrolling interest and are included as a component of equity (deficit). Our financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	The Year Ended December 31, 2009		The Year Ended December 31,			
	For The Period March 25, 2009 Through December 31, 2009	For The Period January 1, 2009 Through March 24, 2009	2008	2007	2006	2005
	(Successor)	(Predecessor)				
	(in thousands, except per share amounts)					
Statement of Operations:						
Revenue	$ 11,067	$ 1,350	$ 5,400	$ 5,400	$ 2,640	$ 143
Operating expenses	(27,090)	(11,080)	(46,124)	(36,163)	(28,386)	(23,173)
Other income (expense), net(1)	(3,285)	253,516	(28,392)	(19,567)	14,602	13,682
Net loss from continuing operations before income taxes	(19,308)	243,786	(69,116)	(50,330)	(11,144)	(9,348)
Income taxes	(968)	(165)	(618)	(879)	(749)	(379)
Net income (loss) from continuing operations	(20,276)	243,621	(69,734)	(51,209)	(11,893)	(9,727)
Loss from discontinued operations(2)	—	(4,153)	(166,625)	(24,634)	(510,465)	(57,327)
Net loss	(20,276)	239,468	(236,359)	(75,843)	(522,358)	(67,054)
Net income (loss) attributable to noncontrolling interest(3)	—	(7,869)	118,122	87,399	8,813	16
Net income (loss) attributable to shareholders	$(20,276)	$231,599	$(118,237)	$ 11,556	$(513,545)	$(67,038)
Net income (loss) per Common Stock / Ordinary Share—basic						
Net income (loss) from continuing operations attributable to shareholders	$ (6.78)	$ 4.13	$ (1.18)	$ (0.87)	$ (0.21)	$ (0.20)
Net income (loss) from discontinued operations attributable to shareholders	—	(0.20)	(0.82)	1.07	(8.88)	(1.18)
Net income (loss) attributable to shareholders	$ (6.78)	$ 3.93	$ (2.01)	$ 0.20	$ (9.09)	$ (1.38)

	The Year Ended December 31, 2009		The Year Ended December 31,			
	For The Period March 25, 2009 Through December 31, 2009	For The Period January 1, 2009 Through March 24, 2009	2008	2007	2006	2005
Net income (loss) per Common Stock Ordinary Share—diluted						
Net loss from continuing operations attributable to shareholders	$ (6.78)	$ (0.06)	$ (1.18)	$ (0.87)	$ (0.21)	$ (0.20)
Net income (loss) from discontinued operations attributable to shareholders	—	(0.17)	(0.82)	1.07	(8.88)	(1.18)
Net income (loss) attributable to shareholders	$ (6.78)	$ (0.23)	$ (2.01)	$ 0.20	$ (9.09)	$ (1.38)
Weighted average Common Stock / Ordinary Shares outstanding—basic	2,989,562	59,000,832	58,947,025	58,714,935	56,498,416	48,615,586
Weighted average Common Stock / Ordinary Shares outstanding—diluted	2,989,562	69,171,400	58,947,025	58,714,935	56,498,416	48,615,586
Cash Flow Data:						
Net cash used in operating activities	$ (23,247)	$ (13,849)	$ (139,554)	$ (166,029)	$ (70,727)	$ (24,338)
Net cash provided by (used in) investing activities	$ 6,197	$ 43,043	$ (95,842)	$ 40,254	$ (223,012)	$ (1,869)
Net cash provided by (used in) financing activities(4)	$ —	$ (37,297)	$ 228,383	$ 116,671	$ 338,771	$ 3,275

	At December 31, 2009	At December 31,			
		2008	2007	2006	2005
Balance Sheet Data:					
Total assets	$ 21,700	$ 606,347	$ 1,324,911	$ 1,270,096	$ 780,511
Long term liabilities	$ 651	$ 73,504	$ 1,040,098	$ 1,278,474	$ 467,743
Noncontrolling interest	$ 794	$ 150,792	$ —	$ 40	$ 34
Parent company's shareholder's equity (deficit)	$ 17,764	$ (199,080)	$ (84,101)	$ (103,290)	$ 227,229

(1) The predecessor period ended March 24, 2009 includes a $248.2 million gain from extinguishment of debt and a $9.1 million fresh start accounting gain both related to the reorganization and emergence from Chapter 11 bankruptcy.

(2) Amounts shown for the years ended December 31, 2008, 2007, 2006 and 2005 include gains and losses related to Apex Silver's open metals derivative positions, including realized cash losses related to the settlement of the positions during 2008 and 2007 and unrealized mark-to-market gains and losses during 2008, 2007, 2006 and 2005. The 2008 amount also includes a $63.1 million gain related to the sale of our retained interest in Sumitomo's share of future silver and zinc production from the San Cristóbal mine. The 2006 amount also includes a $199.6 million gain related to the sale to Sumitomo of a 35% interest in the subsidiaries that own and operate the San Cristóbal mine.

(3) In accordance with generally accepted accounting principles in the United States at the time, we did not allocate losses to the noncontrolling interest in excess of the minority owner's recorded interest in the subsidiary and at December 31, 2007 and 2006, we had absorbed approximately $23.6 million and $98.8 million of losses, respectively, that normally would have been allocated to the noncontrolling interest. During 2008 and 2007, $23.6 million and $75.2 million of the losses previously absorbed were recouped and included in noncontrolling interest in losses of consolidated subsidiaries for the respective periods. See Note 18, "Noncontrolling Interests," in our Consolidated Financial Statements.

(4) The 2008 amount includes $150.0 million of funding by Sumitomo directly to Apex Silver's San Cristóbal mine. The 2007 amount includes $45.0 million of borrowings under Apex Silver's project finance facility. The 2006 amount includes $180.0 million of borrowings under the project finance facility and $156.8 million of net proceeds from the sale of ordinary shares of Apex Silver.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing at page F-1 in this annual report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" in this annual report on Form 10-K.

Our Company

We are a mineral exploration and mining services company with a diversified portfolio of precious metals and other mineral exploration properties located in or near the traditional precious metals producing regions of Mexico and South America. We are currently focused on the advancement of our El Quevar silver project in northwestern Argentina.

Our team of mining professionals also provides mine management services. We currently manage the San Cristóbal silver, zinc and lead mine in Bolivia for Sumitomo.

We were incorporated in Delaware under the Delaware General Corporation Law in March 2009 and are the successor to Apex Silver for purposes of reporting under the U.S. Exchange Act. In January 2009, Apex Silver and its wholly-owned subsidiary, Apex Silver Mines Corporation, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with the Plan, Apex Silver sold its interest in the San Cristóbal mine to Sumitomo. Substantially all of Apex Silver's remaining assets, including its various subsidiaries that hold the interests in our portfolio of exploration properties, were assigned to us.

Currently, our only sources of revenue are associated with our management services agreement, royalty and interest income, and sales of non-core properties for cash. We incurred a net operating loss for 2009 and expect to incur a net operating loss for 2010 and future periods unless and until El Quevar or one of our other exploration properties is developed and goes into production. We cannot predict when or if that will occur.

Recent Developments

Our operations have changed substantially as a result of the sale of the San Cristóbal mine to Sumitomo in connection with emergence from Apex Silver's Chapter 11 proceedings. We no longer own an operating mine. Instead, we have focused our efforts primarily on advancing our El Quevar project and managing the San Cristóbal mine for Sumitomo under the terms of the San Cristóbal Management Services Agreement. We have also continued to make progress in advancing the exploration of our portfolio of exploration properties. Significant events which have occurred subsequent to our inception are described below:

- In March 2010, we closed a public offering of 3,652,234 shares of our common stock, at a price per share of $8.50. Concurrent with the public offering, Sentient exercised its existing pre-emptive right and purchased in a private placement pursuant to Regulation S under the Securities Act and additional 905,065 shares of our common stock at the public offering price of $8.50. The aggregate net proceeds from the sale of new shares in the public offering and the Sentient private placement was approximately $35.3 million, net of estimated offering expenses of approximately $1.1 million, the underwriting discount of approximately $2.1 million, and the placement agent commission of approximately $0.3 million.
- We completed significant additional drilling at El Quevar. Our field work at El Quevar has now identified 13 target areas believed to have potential for the discovery of additional silver

mineralization. Through December 31, 2009, we have drilled a total of 195 holes totaling approximately 38,500 meters at El Quevar. In January 2010, we received an updated independent technical report which estimates 866,000 tonnes of mineralized material in the Yaxtché deposit, our main target at El Quevar, at an average silver grade of approximately 412 grams per tonne.

- The San Cristóbal mine has operated successfully under our management, generating positive operating cash flow for the year ended December 31, 2009. During the year, the mine achieved average concentrator throughput of approximately 44,600 tonnes per day, exceeding the 40,000 tonnes per day designed capacity. Zinc concentrate production during the year was approximately 499,400 tonnes and lead concentrate production during the year was approximately 107,700 tonnes. Payable metal production from the San Cristóbal mine during the year totaled approximately 16.1 million ounces of silver, 246,300 tonnes of zinc and 69,600 tonnes of lead.

- We have continued to advance our field evaluations of our prospects that we believe to be most promising and have initiated or continued drilling at several of our properties. Among these prospects are the vein targets in the mineral rich Zacatecas district of central Mexico, where we have identified four areas that contain silver and base metal values in quartz veins and as disseminations in sedimentary rocks. In Peru, we have developed another potential vein target at our Palca project, where at least four veins exhibit silver values with associated lead, zinc and gold values. We are currently conducting initial drill tests of the Pánuco project in the Zacatecas district and are awaiting results from our recently completed drill program at Elisa de Bordos in Chile.

- Our common stock commenced trading on the Toronto Stock Exchange on July 16, 2009 under the ticker symbol "AUM" and on the NYSE Amex LLC on March 19, 2010 under the ticker symbol "AUMN".

- During 2009 we sold all of our auction rate securities ("ARS") in a secondary market through two brokerage firms. The ARS were illiquid securities, with a carrying value of $5.2 million, which were assigned to us by Apex Silver in connection with the emergence from Chapter 11 proceedings. We received $3.0 million for the securities and recorded a $2.2 million loss on the transactions. At December 31, 2009 we have no remaining ARS investments.

- In November 2009, we sold our 49% joint venture interest in the Platosa project in Mexico to our joint venture partner, Excellon Resources Inc. ("Excellon"). We received a cash payment of $2.0 million and retained a 1% net smelter return royalty over the joint venture properties. The prior agreements between us and Excellon were terminated in connection with the sale.

- In August 2009, we sold three concessions located adjacent to our Zacatecas properties to a wholly-owned subsidiary of Capstone Mining Corp. We received a cash payment of $1.0 million and retained certain sliding scale net smelter royalties on the property, which are based on production quantities and metals prices. The concessions are located outside of our targeted exploration program for the area, and there is currently no production on the concessions.

- In January 2010, we have reached a non-binding agreement in principle to sell to Apogee Minerals Ltd. our subsidiary that owns the Paca Pulacayo exploration property in Bolivia for 5 million common shares of Apogee at closing and an additional 3 million common shares of Apogee and $500,000 to be paid 18 months following closing. The property is currently subject to a joint venture arrangement pursuant to which Apogee has the right to earn up to a 60% interest in the property. Completion of the transaction is subject to negotiation and execution of definitive agreements, approval of our board of directors, consents and approvals of third parties including governmental entities and the Toronto Stock Exchange, and other customary closing conditions. During the fourth quarter 2009 we recorded a $1.7 million impairment charge related to our Paca Pulacayo property to write down the property to its current fair value of $0.8 million.

- In January 2010, we completed a transaction with MH Argentina S.A., a wholly owned subsidiary of Hochschild Mining plc, also referred to as "Hochschild", pursuant to which we acquired Hochschild's 35% interest in Minera El Quevar, an Argentine company in which we held the other 65% interest. Minera El Quevar controls approximately 10,000 hectares of the 64,000 hectare El Quevar project, including the Yaxtché target area.
- In January 2010, we sold to Sentient Global Resources Fund III, LP and SGRF III Parallel I, LP, collectively referred to as "Sentient", a total of 844,694 shares of our common stock, in a private placement at a price of Cdn$7.06 per share, resulting in net proceeds to us of approximately $5.5 million. Sentient became our largest stockholder, holding 19.9% of our outstanding common stock, not including restricted stock held by our employees.

Hochschild Transaction

On January 7, 2010, we completed a transaction with Hochschild, pursuant to which we acquired Hochschild's 35% interest in Minera El Quevar, an Argentine company in which we held the other 65% interest. Minera El Quevar controls approximately 10,000 hectares of the 64,000 hectare El Quevar project, including the Yaxtché target area.

We issued 400,000 shares of common stock to Hochschild and warrants to acquire an additional 300,000 shares of common stock exercisable for three years at an exercise price of $15.00 per share. Hochschild has agreed that it will not, for a two year period, acquire additional shares of our common stock if such acquisition would cause its ownership to exceed 19.9% of our then outstanding common stock.

Pursuant to the purchase agreement, Hochschild has the right, until January 7, 2012, to participate on a pro rata basis in public offerings or private placements for cash by us in order to permit Hochschild to maintain up to an 11% equity interest, on the same terms and conditions offered to others in such equity offerings or sales. Hochschild elected not to participate in our March 2010 public offering.

We have agreed to register with the SEC the resale of the common stock issued to Hochschild as well as the shares which may be issued upon exercise of the warrant. We are required to file one registration statement upon demand by Hochschild at any time after May 31, 2010, which obligation will cease on January 7, 2013.

Sentient Investment

On January 7, 2010, we completed a private placement with Sentient, an independent private equity firm in the global resources industry with approximately $1.3 billion under management. In the private placement, we sold to Sentient a total of 844,694 shares of our common stock at a price of Cdn$7.06 per share, resulting in gross proceeds to us of approximately $5.5 million. Sentient became our largest stockholder, holding 19.9% of our outstanding common stock, not including restricted stock held by our employees. Sentient has agreed that it will not, for a two year period, acquire additional shares of our common stock if such acquisition would cause its ownership to exceed 22.5% of our outstanding common stock. Dahlman Rose & Company served as the sole placement agent for the transaction and received a fee from us equal to 3.5% of the gross proceeds received from Sentient, or $208,375.

Under the terms of the purchase agreement, Sentient had the right to purchase, concurrent with the March 2010 public offering, that number of shares of common stock such that Sentient would continue to hold the same percentage of our outstanding common stock after closing of the public offering as it held before such closing. Sentient exercised its pre-emptive right in full and purchased 905,065 shares of our common stock concurrent with the March 2010 public offering at the public offering price of $8.50 per share, which resulted in proceeds to us of approximately $7.4 million net of the placement agent commission of approximately $0.3 million. Sentient does not have any further pre-emptive rights.

In connection with the initial private placement, we agreed to nominate one individual designated by Sentient for election to our board of directors, beginning with our annual meeting of stockholders in 2011. Sentient's right to designate one nominee will terminate if it ceases to own at least 17% of our outstanding common stock or if the individual designated by Sentient is not elected by our stockholders.

We have agreed to register with the SEC the resale of the common stock purchased by Sentient. We are required to file a registration statement with the SEC no later than May 31, 2010 and to cause such registration statement to be declared effective no later than September 30, 2010. If we are unable to meet these deadlines, we may be subject to liquidated damages equal to 1.0% of the aggregate purchase price of the shares purchased by Sentient for every thirty days following the applicable deadline, up to a maximum amount of 3.0% of the aggregate purchase price.

Results of Operations

In this annual report on Form 10-K we present historical financial statements of Apex Silver. These financial statements have been updated to reclassify the activity of the San Cristóbal mine and related subsidiaries to discontinued operations as the result of the sale of the San Cristóbal mine effective March 24, 2009. Because of the significant differences between the business operations of the two companies, the historical performance of Apex Silver may not be indicative of our future performance.

For the results of continuing operations discussed below, we compare the results of continuing operations of Apex Silver for the 83-day period ended March 24, 2009 and the results of continuing operations of Golden Minerals for the period March 25, 2009 through December 31, 2009 to the results of continuing operations of Apex Silver for the years ended December 31, 2008 and 2007.

The results of operations of the San Cristóbal mine and related subsidiaries that were sold during the first quarter 2009 are aggregated and presented as discontinued operations of Apex Silver for the 83-day period ended March 24, 2009 and the years ended December 31, 2008 and 2007. Golden Minerals does not report any discontinued operations.

Continuing Operations

Management Service Fees. We recorded $12.5 million of management service fee income ($11.1 million and $1.4 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009. Our $11.1 million of revenue is primarily related to the San Cristóbal Management Services Agreement and is comprised of $8.7 million of fees, including $1.1 million for a bonus earned for 2009 under the terms of the agreement, and $1.3 million for reimbursed withholding taxes. Apex Silver recorded management service fees of $5.4 million and $5.4 million for the years ended December 31, 2008 and 2007, respectively. Beginning in mid-2006 Apex Silver entered into an agreement with Minera San Cristóbal S.A. ("MSC"), the Bolivian subsidiary which owned and operated the San Cristóbal mine, whereby it charged MSC $450,000 per month as a management service fee. This arrangement terminated on March 24, 2009, concurrent with Apex Silver's disposition of the San Cristóbal mine. None of the amounts reflected in prior periods pertain to our current San Cristóbal Management Services Agreement.

Cost of services. We recorded $3.8 million of costs of services (all related to Golden Minerals) for the year ended December 31, 2009. The cost of services is comprised of reimbursed out-of-pocket costs incurred by us related to the San Cristóbal Management Services Agreement. Apex Silver recorded no cost of services for the years ended December 31, 2008 and 2007.

Exploration. Our exploration expenses, including property holding costs and allocated administrative expenses, totaled $16.1 million ($12.6 million and $3.5 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009, as compared to $25.4 million and $15.4 million for the years ended December 31, 2008 and 2007, respectively. Exploration expense was incurred primarily in Argentina, Mexico and Peru. During 2008, Apex Silver increased drilling programs and other geologic testing to increase the rate of evaluation of many of its properties. None of the exploration expenses reported relate to the San Cristóbal mine. All of Apex Silver's exploration properties were assigned to us in March 2009 in connection with the emergence from Chapter 11 proceedings.

Administrative and reorganization. Administrative expenses totaled $13.2 million ($8.4 million and $4.8 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009, as compared to $17.3 million and $17.7 million for the years ended December 31, 2008 and 2007, respectively. Administrative expenses, including costs associated with being a public company, are incurred primarily by our corporate activities in support of our exploration program and our management services for the San Cristóbal mine. The $8.4 million of administrative expenses we incurred after emergence from bankruptcy is comprised of $2.8 million of professional fees, $3.5 million of employee compensation, $0.5 million of travel expenses and $1.6 million of rents, utilities and other office costs. We anticipate that administrative expenses will remain at similar levels in 2010, with the exception of professional fees, which are expected to decrease as a result of completion of the transactions relating to our emergence from bankruptcy. Reorganization expenses were $4.7 million ($1.0 million and $3.7 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009. The reorganization expenses relate to expenses for professional services incurred as a result of Apex Silver's bankruptcy filing and the sale of its interest in the San Cristóbal mine to Sumitomo. We incurred $2.2 million of reorganization expenses during the year ended December 31, 2008 and no reorganization expense during the year ended December 31, 2007.

Loss on Auction Rate Securities. Loss on ARS investments totaled $3.0 million ($2.2 million and $0.8 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009, as compared to losses of $16.3 million and $34.5 million for the years ended December 31, 2008 and 2007, respectively. The auctions for certain of Apex Silver's ARS began to fail during the third quarter of 2007 and continued to fail through 2009. As a result of the auction failures, the markets for the ARS continued to deteriorate resulting in Apex Silver recognizing impairment charges related to the ARS of $16.3 million and $34.5 million for the years ended December 31, 2008 and 2007, respectively. In connection with the emergence from Chapter 11 proceedings the illiquid ARS securities, with a carrying value of $5.2 million, were assigned to us by Apex Silver. During the second and third quarters of 2009 we were able to sell all of the ARS securities in a secondary market through two brokerage firms, resulting in total proceeds of $3.0 million and the recognition of a $2.2 million loss on the sale. At December 31, 2009 we have no remaining ARS investments.

Interest and Other Income. We recorded interest and other income of $2.1 million ($1.1 million and $1.0 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009, as compared to $5.6 million and $19.4 million for the years ended December 31, 2008 and 2007, respectively. The $1.1 million Golden Minerals interest and other income for the year ended December 31, 2009 includes a $0.5 million gain on the sale of shares of stock we held in a junior mining company. We and Apex Silver held progressively lower average cash and investment balances each preceding year which resulted in lower interest being earned. In addition, interest rates were also lower as compared to each preceding year.

Royalty Income. We recorded royalty income from the Platosa property in Mexico on which we retained a net smelter return royalty of $0.5 million ($0.4 million and $0.1 million for us and Apex Silver, respectively) for the year ended December 31, 2009, as compared to $0.4 million and $1.3 million for the years ended December 31, 2008 and 2007. This property was assigned to us in March 2009 in connection with the emergence from Chapter 11 proceedings. The property was being test mined by a joint venture partner, and we and Apex Silver received a royalty for product sold from the test mining operation. During the fourth quarter 2009 we sold our interest in the Platosa property to the joint venture partner, and we received a cash payment of $2.0 million and retained a 1% net smelter return royalty. We recognized a $0.6 million gain on the transaction which is reflected in gain on disposal of assets, net on our consolidated statements of operations. The prior agreements between us and our joint venture partner were terminated in connection with the sale.

Interest and Other Expense. We recorded interest and other expense of $0.3 million (all related to Apex Silver) for the year ended December 31, 2009, as compared to $15.8 million and $5.7 million for the years ended December 31, 2008 and 2007, respectively. Interest incurred during the construction of the San Cristóbal mine was capitalized, consequently the 2007 interest expense and other borrowing costs amount is net of $4.9 million of interest capitalized. Interest expense and other borrowing costs, as well as amounts capitalized, was all related to interest incurred on Apex Silver's Convertible Senior Subordinated Notes due 2024, which were cancelled on March 24, 2009 in connection with the emergence from Chapter 11 proceedings. At December 31, 2009 we have no indebtedness.

Income Taxes. We are subject to U.S. income taxes on income derived from services provided to the San Cristóbal mine but to date we have not conducted business in the U.S. that generated significant U.S. taxable income. Our income tax provisions of $1.2 million ($1.0 million and $0.2 million for Golden Minerals and Apex Silver, respectively) for the year ended December 31, 2009, and $0.6 million and $0.9 million for the years ended December 31, 2008 and 2007, respectively, consist primarily of withholding taxes either accrued or paid to Bolivia in connection with management services provided to the San Cristóbal mine.

Net Loss attributable to Noncontrolling Interests (formerly Minority Interest). We allocated gains to the noncontrolling interest of $7.9 million (all related to Apex Silver) for the year ended December 31, 2009. The 2009 amount is primarily related to Sumitomo's interest in income generated by the San Cristóbal Mine during the period. For the years ended December 31, 2008 and 2007 Apex Silver allocated losses to the noncontrolling interest of $118.1 million and $87.4 million, respectively. The 2008 amount is primarily related to Sumitomo's interest in certain losses related to San Cristóbal property, plant and equipment impairment charges and inventory write downs partially offset by gains related to marking Apex Silver's metal derivative positions to market. For the year ended December 31, 2007 Apex Silver did not allocate certain losses to the noncontrolling interests because generally accepted accounting principles in the United States at that time did not allow for the allocation of losses to the noncontrolling interest if the noncontrolling interest's equity balance is in a deficit position. Consequently, for the year ended December 31, 2007 Apex Silver had absorbed approximately $23.6 million of losses that normally would have been allocated to the noncontrolling interest. When the noncontrolling interest's equity balance returned to positive, as the result of capital contributions and income distributions, Apex Silver was able to allocate the previously absorbed losses to the noncontrolling interest. Accordingly, the $23.6 million loss Apex Silver absorbed during the year ended December 31, 2007 was allocated to the noncontrolling interest during the year ended December 31, 2008. Also, during 2008, Sumitomo advanced an additional $86.9 million to fund its share of operating costs related to the San Cristóbal mine, Apex Silver recorded $14.1 million of interest due Sumitomo on its cumulative share of advances to fund the San Cristóbal mine, and Sumitomo loaned MSC

$150.0 million under a working capital facility. All of these transactions were recorded to noncontrolling interest. At December 31, 2009 we did not have any noncontrolling interests that participated in any of our gains or losses.

Discontinued Operations—San Cristóbal.

The loss from discontinued operations for the year ended December 31, 2009 of $4.2 million was incurred during the 83-day period ended March 24, 2009 as discontinued operations related to the San Cristóbal asset group were sold at that date. We recognized an $8.4 million loss on the sale of the San Cristóbal asset group which is included in discontinued operations for the period. The aggregated results of operations for the discontinued San Cristóbal mine totaled losses of $166.6 million and $24.6 million for the years ended December 31, 2008 and 2007, respectively. See Note 4, "Discontinued Operations," in our Consolidated Financial Statements for detailed components of the losses from discontinued operations for each of the periods presented.

Liquidity and Capital Resources

At December 31, 2009 our aggregate cash and short-term investments totaled $9.0 million, which included $8.6 million of cash and cash equivalents and $0.4 million of short term investments. Our cash and short and long-term investment balance is significantly lower than the $76.1 million in similar assets held by Apex Silver at December 31, 2008. The decrease is primarily attributable to the transactions related to Apex Silver's Chapter 11 proceedings and our emergence from such proceedings in March 2009, as more fully described in footnote 3 to our consolidated financial statements. For Golden Minerals, during the year 2009, our cash and investment balance decreased by $22.0 million from the $30.8 million as of March 24, 2009, which included illiquid ARS investments recorded at fair value of $5.2 million and cash and cash equivalents of $25.6 million. The decrease was as a result of a net cash outflow of $24.1 million related to our exploration, management services, and general and administrative activities, including the final payment of liabilities and reorganization costs associated with Apex Silver's Chapter 11 proceedings, and a $1.5 million net decrease in the fair value of our investments, partially offset by $3.0 million received in connection with the sale of certain mining concessions in Mexico and $0.6 million received for the sale of an office building in Bolivia. At December 31, 2009 we have no remaining ARS investments.

In March 2010, we received approximately $35.3 million in net proceeds from the sale of 3,652,234 shares of our common stock in a public offering in the US and Canada and 905,065 shares of our common stock to Sentient in a private placement pursuant to the exercise of Sentient's preemptive right. As a result, we plan to spend the following amounts during 2010 pursuant to our long term business strategy:

- Approximately $30.0 million to fund the advancement of the Yaxtché deposit at our El Quevar project, including the construction of an underground drift and related infrastructure in order to develop additional information regarding the deposit and prepare a feasibility study, including detailed plant engineering;
- Approximately $6.5 million to fund targeted exploration on several of our exploration properties during 2010, including approximately $1.0 million to complete a first phase drilling program on the Pánuco and Muleros targets on our Zacatecas project in Mexico; approximately $2.0 million for exploration activities at the Viejo Campo target and other targets outside of the Yaxtché deposit at El Quevar; and approximately $2.5 million for early stage exploration on our Palca project in Peru and our Matehuapil and La Pinta projects in Mexico including initial drilling and bulk sampling;

- Approximately $6.0 million on other generative exploration activities and property holding costs related to our remaining portfolio of exploration properties conducted through our principal exploration offices located in South America;
- Depending on the success of the targeted exploration program and generative exploration activities noted above, we could spend additional amounts for early and advanced stage drilling programs on our current or new properties.
- Approximately $8.5 million on general and administrative costs.

We plan to fund the long term business strategy expenditures described above from the approximately $35.3 million net proceeds of the March 2010 public offering of our common stock and private placement to Sentient, from our existing cash and investment balances, from the approximately $7.0 million of annual net cash flow from our management services agreement with San Cristóbal (comprised of the annual fee and bonus, net of reimbursed administrative expenses), and from the approximately $5.5 million in net proceeds we received in the Sentient private placement in January 2010.

A significant portion of the Company's expected 2010 cash inflows are payments to be received pursuant to the San Cristóbal Management Services Agreement. The initial term of the San Cristóbal Management Services Agreement has been extended until June 30, 2010 and thereafter may be terminated at the terminating party's discretion by Golden Minerals Services Corporation with twelve months' prior notice or by Sumitomo with six months' prior notice (or by Sumitomo with three months notice if Sumitomo has sold, directly or indirectly, more than 20% of the subsidiary that owns the mine). If terminated by Sumitomo, Golden Minerals Services Corporation would be entitled to a $1.0 million termination fee. Golden Minerals Services Corporation would not be required to pay a termination fee. Should Sumitomo terminate the San Cristóbal Management Services Agreement on July 1, 2010, the Company will not receive cashflows from the San Cristóbal Management Services Agreement subsequent to December 31, 2010, and the Company will be unable to rely on the San Cristóbal Management Services Agreement as a source of funding for its business plans subsequent to that date.

If the El Quevar feasibility study is positive, we currently anticipate that at least an additional $65.0 to $85.0 million would be needed beyond 2010 to complete development and construction of an underground mine and processing facility at El Quevar. This is a preliminary estimate and the actual cost may vary significantly. If the project advances to development and construction, we will need to obtain additional financing to continue with the execution of our long term business strategy beyond 2010. There can be no assurance that we will be successful raising additional capital in the future on terms acceptable to us or at all. If we are unable to obtain additional capital during 2010, the potential development of the El Quevar project may be delayed.

Critical Accounting Policies and Estimates

The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have changed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules, and the use of judgment, to the specific set of circumstances existing in our business. Discussed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

The discussion below highlights critical accounting policies for the Company. Certain other policies were relevant to Apex Silver in its capacity as the owner of San Cristóbal. See Note 5, "Summary of

Significant Accounting Policies," in our Consolidated Financial Statements for a discussion of those policies.

Adoption of Accounting Standards Requiring Retrospective Application and Other Reclassifications

On January 1, 2009 we adopted certain provisions of ASC 810 "Consolidation" ("ASC 810") related to noncontrolling interests. A noncontrolling interest, formerly called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Standard is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards related to noncontrolling interests. The provisions of ASC 810 have been applied prospectively, except for the provisions related to the presentation of noncontrolling interests, which have been applied retrospectively for all periods presented. We no longer report minority interest in the "mezzanine," but reflect such noncontrolling interests as a component of total equity in the consolidated balance sheets. See Note 18 to the Consolidated Financial Statements for a discussion of noncontrolling interests.

As a result of the sale of the San Cristóbal mine, and per the guidance of ASC 805 "Business Combinations", ("ASC 805") we have retrospectively reclassified historical amounts on the Consolidated Statements of Operations and Comprehensive Income (Loss) for the San Cristóbal mine activity to discontinued operations for all periods presented. See "*Note 3 to the Consolidated Financial Statements*."

Mineral Reserves

Mineral reserve estimates involve subjective judgment and are based on numerous assumptions that may later prove to be inaccurate. These estimates include engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, changes in the market prices of metals may render certain mineral reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect mineral reserves. We have not established proven or probable reserves at any of our exploration properties.

Mineral Properties

When and if we determine that a mineral property has proven and probable reserves, subsequent development costs are capitalized to mineral properties. When mineral properties are developed and operations commence, capitalized costs are charged to operations using the units-of-production method over proven and probable reserves.

Asset Retirement Obligations

We record asset retirement obligations in accordance with ASC 410, "Asset Retirement and Environmental Obligations" ("ASC 410"), which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. According to ASC 410, the fair value of a liability for an asset retirement obligation ("ARO") is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. An offsetting asset retirement cost is capitalized as part of the carrying value of the assets with which it is associated, and depreciated over the useful life of the asset.

Fresh Start Accounting/Reorganization Value

Due to our emergence from bankruptcy we applied fresh start accounting effective March 25, 2009 in accordance with ASC 805 "Business Combinations" ("ASC 805") and ASC 852 "Reorganizations"

("ASC 852"). ASC 852 requires, among other things, the determination of the reorganization value of the successor upon emergence from bankruptcy. Reorganization value approximates the fair value of the entity, before considering liabilities, and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. The fair value of our assets was determined with the assistance of a third party valuation expert and a minerals engineering firm, which used available comparable market data and quotations, discounted cash flow analysis, and other methods in determining the appropriate asset fair values.

Our total equity as of March 25, 2009 reflects our estimated enterprise value following the principles of ASC 852 and ASC 805. As part of our bankruptcy proceedings, an enterprise value ranging from $15 million to $30 million was initially projected based on a blend of valuations using market value multiples for peer companies and an assessment of the underlying values of our mineral properties at the time of the bankruptcy filing. Additional valuation assessments of the fair value of our assets were performed with the assistance of a third party valuation expert and a minerals engineering firm to arrive at our reported equity value at the effective date of $36.5 million. The asset valuations were derived using a combination of income, market and cost approach models depending on the asset. In applying the appropriate valuation model or models, we utilized a variety of economic factors and market data, including discount rates, income tax rates, projections of future metals prices and third party market surveys.

Table of Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2009:

Contractual Obligations	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
		(in thousands of $)			
Operating leases(1)	1,906	338	785	783	—
El Quevar concession payments(2)	143	29	57	57	—(4)
Purchase option agreement payments(3)	2,850	700	2,150	—	—

(1) The operating lease obligations are related to our corporate headquarters office. The current lease expires November 2014.

(2) We make annual maintenance payments of approximately $28,500 to the Argentine federal government to maintain the El Quevar project concessions. These payments include payments for both owned concessions and concessions under purchase option agreements.

(3) In addition to the annual maintenance payments to the Argentine federal government, we make payments to the current concession owners for the properties under option agreements in order to retain title to the properties. Amounts shown only include the concessions held by Minera El Quevar, which include the Yaxtché zone, our primary area of interest. Payments associated with other concessions at the El Quevar project are not included because exploration success is historically low and we have the right to terminate the payments and release the concessions at any time.

(4) We cannot currently estimate the life of the El Quevar project. This table assumes that no annual maintenance payments will be made more than five years after December 31, 2009. If we develop a mine at the El Quevar project, we expect that we would make annual maintenance payments of approximately $28,500 per year for the life of the mine.

From time to time we enter into lease option agreements related to exploration properties that are of interest to us. These agreements typically contain escalating lease payments required to maintain our exploration rights to the property. Such agreements are not included in the above table because exploration success is historically low and we have the right to terminate the agreements at any time.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We invest substantially all of our excess cash in U.S. government and debt securities rated "investment grade" or better. The rates received on such investments may fluctuate with changes in economic conditions. Based on the average cash, restricted cash, investments and restricted investment balances outstanding during the year ended December 31, 2009, a 1% decrease in interest rates would have resulted in a reduction in interest income for the period of approximately $0.1 million.

Foreign Currency Exchange Risk

Although most of our expenditures are in U.S. dollars, certain purchases of labor, operating supplies and capital assets are denominated in other currencies. As a result, currency exchange fluctuations may impact the costs of our operations. To reduce this risk, we maintain minimum cash balances in foreign currencies and complete most of our purchases in U.S. dollars.

Commodity Price Risk

One of our primary business activities is the exploration of properties containing silver, zinc, lead, copper, gold and other minerals, As a result, decreases in the price of any of these metals have the potential to negatively impact our ability to establish reserves and develop our exploration properties. None of our properties is in production and we do not currently hold any commodity derivative positions.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and supplementary information filed as part of this Item 8 are listed under Part IV, Item 15, "Exhibits, Financial Statement Schedules" and contained in this annual report on Form 10-K at page F-1.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The management of Golden Minerals has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009.

Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), were effective and designed to ensure that (i) information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions, and

(ii) information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

The management of Golden Minerals, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Golden Minerals have been detected.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act, as amended). Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("*COSO*") in *Internal Control-Integrated Framework*. Management has concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on these criteria.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There have been no changes to Golden Minerals' internal control over financial reporting during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, Golden Minerals' internal control over financial reporting.

ITEM 9B: OTHER INFORMATION

None.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Incorporated by reference from the information in our proxy statement for the 2010 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

We have adopted a code of ethics that applies to all of our employees, including principal executive officer, principal financial officer, principal accounting officer, and those of our officers performing similar functions. The full text of our code of ethics can be found on the Corporate Governance Page on our website. In the event our board approves an amendment to or waiver from any provision of our code of ethics, we will disclose the required information pertaining to such amendment or waiver on our website.

ITEM 11: EXECUTIVE COMPENSATION

Incorporated by reference from the information in our proxy statement for the 2010 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated by reference from the information in our proxy statement for the 2010 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated by reference from the information in our proxy statement for the 2010 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

Incorporated by reference from the information in our proxy statement for the 2010 Annual Meeting of Stockholders, which we will file with the Securities and Exchange Commission within 120 days of the end of the fiscal year to which this report relates.

PART IV

ITEM 15: EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this annual report on Form 10-K or incorporated by reference:

(1) Our consolidated financial statements are listed on the "Index to Financial Statements" on Page F-1 to this report.

(2) Financial Statement Schedules (omitted because they are either not required, are not applicable, or the required information is disclosed in the notes to the financial statements or related notes).

(3) The following exhibits are filed with this annual report on Form 10-K or incorporated by reference.

EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement(6)
3.1	Amended and Restated Certificate of Incorporation of Golden Minerals Company(1)
3.2	Bylaws of Golden Minerals Company(1)
4.1	Specimen of Common Stock Certificate(7)
4.2	Common Stock Purchase Warrant, dated January 7, 2010(5)
10.1	Management Services Agreement dated March 24, 2009 by and among Minera San Cristóbal, S.A., Apex Metals Marketing GmbH and Apex Silver Mines Corporation(1)
10.2	Form of Indemnification Agreement(1)
10.3	Form of Change of Control Agreement(1)
10.4	Golden Minerals Company 2009 Equity Incentive Plan(2)
10.5	Form of Restricted Stock Award Agreement Pursuant to the 2009 Equity Incentive Plan(3)
10.6	Non-Employee Directors Deferred Compensation and Equity Award Plan(3)
10.7	Common Stock Purchase Agreement, dated December 29, 2009, by and among Golden Minerals Company, Sentient Global Resources Fund III, LP and SGRF III Parallel I, LP(4)
10.8	Purchase and Sale Agreement, dated December 31, 2009, by and among Golden Minerals Company, Silex Spain, S.L., Minera El Quevar S.A., and MH Argentina S.A.(4)
10.9	Registration Rights Agreement, dated January 7, 2010, by and among Golden Minerals Company and MH Argentina S.A.(5)
10.10	Registration Rights Agreement, dated January 7, 2010, by and among Golden Minerals Company, Sentient Global Resources Fund III, LP, and SGRF III Parallel I, LP(5)
21.1	Subsidiaries of the Company(8)
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of SRK Consulting (US), Inc.*
23.3	Consent of Chlumsky, Armbrust and Meyer, LLC*

Exhibit Number	Description
31.1	Certification of Chief Executive Officer of Periodic Report Pursuant to Rule 13a-14(a) and Rule 15d-14(a) (Section 302 of the Sarbanes-Oxley Act of 2002)*
31.2	Certification of Chief Financial Officer of Periodic Report Pursuant to Rule 13a-14(a) and Rule 15d-14(a) (Section 302 of the Sarbanes-Oxley Act of 2002)*
32.1	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)*

* Filed Herewith

(1) Incorporated by reference to our Current Report on Form 8-K filed March 30, 2009.

(2) Incorporated by reference to our Registration Statement on Form S-8 filed May 8, 2009.

(3) Incorporated by reference to our Quarterly Report on Form 10-Q filed August 10, 2009.

(4) Incorporated by reference to our Current Report on Form 8-K filed January 5, 2010.

(5) Incorporated by reference to our Current Report on Form 8-K filed January 13, 2010.

(6) Incorporated by reference to our Registration Statement on Form S-1/A filed February 10, 2010.

(7) Incorporated by reference to our Registration Statement on Form S-1/A filed November 16, 2009.

(8) Incorporated by reference to our Registration Statement on Form S-1/A filed January 25, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2010

GOLDEN MINERALS COMPANY
Registrant

By: /s/ JEFFREY G. CLEVENGER

Jeffrey G. Clevenger
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant, in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEFFREY CLEVENGER Jeffrey G. Clevenger	President and Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	March 29, 2010
/s/ ROBERT P. VOGELS Robert P. Vogels	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2010
/s/ W. DURAND EPPLER W. Durand Eppler	Director	March 29, 2010
/s/ IAN MASTERTON-HUME Ian Masterton-Hume	Director	March 29, 2010
/s/ KEVIN R. MORANO Kevin R. Morano	Director	March 29, 2010
/s/ TERRY M. PALMER Terry M. Palmer	Director	March 29, 2010
/s/ DAVID WATKINS David Watkins	Director	March 29, 2010

GOLDEN MINERALS COMPANY

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA INDEX

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Golden Minerals Company:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income (loss), of equity and of cash flows present fairly, in all material respects, the financial position of Golden Minerals Company and its subsidiaries (Successor Company) at December 31, 2009 and the results of its operations and its cash flows for the period from March 25, 2009 to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 8A. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of New York confirmed the Company's Joint Plan of Reorganization (the "plan") on March 4, 2009. Confirmation of the plan resulted in the discharge of all claims against the Company that arose before January 12, 2009 and substantially terminates all rights and interests of equity security holders as provided for in the plan. The plan was substantially consummated on March 24, 2009 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting as of March 25, 2009.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
February 22, 2010, except for Note 2 and Note 27 as to which the date is March 23, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Apex Silver Mines Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income (loss), of equity and of cash flows present fairly, in all material respects, the financial position of Apex Silver Mines Limited and its subsidiaries (Predecessor Company) at December 31, 2008 and the results of their operations and their cash flows for the period from January 1, 2009 to March 24, 2009, and for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 15 to the consolidated financial statements, the Company adopted FASB Statement No. 157, Fair Value Measurements, as of January 1, 2008, which did not require retrospective application. As discussed in Note 5 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests effective January 1, 2009, which required retrospective application for all periods presented.

As discussed in Note 3 to the consolidated financial statements, the Company filed a petition on March 4, 2009 with the United States Bankruptcy Court for the Southern District of New York for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Company's Joint Plan of Reorganization was substantially consummated on March 24, 2009 and the Company emerged from bankruptcy. In connection with its emergence from bankruptcy, the Company adopted fresh start accounting.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
February 22, 2010

GOLDEN MINERALS COMPANY

CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

	December 31, 2009 (Successor)	December 31, 2008 (Predecessor)
	(in thousands, except share data)	
Assets		
Current assets		
Cash and cash equivalents	$ 8,570	$ 33,723
Restricted cash	—	20,575
Investments	444	16,351
Trade receivables	1,460	7,315
Inventories	—	75,008
Prepaid expenses and other assets	2,087	15,550
Total current assets	12,561	168,522
Property, plant and equipment, net	7,774	202,534
Assets held for sale	813	—
Ore stockpile inventories	—	72,628
Value added tax recoverable	—	157,146
Investments	—	5,487
Prepaid expenses and other assets	552	30
Total assets	$ 21,700	$ 606,347
Liabilities and Equity (Deficit)		
Current liabilities		
Accounts payable and other accrued liabilities	$ 2,428	$ 48,861
Accrued interest payable	—	8,660
Other current liabilities	63	—
Current portion of long term debt	—	523,610
Total current liabilities	2,491	581,131
Long term debt	—	59,951
Asset retirement obligation	—	9,155
Other long term liabilities	651	4,398
Total liabilities	3,142	654,635
Commitments and contingencies (Note 21)		
Equity (deficit)		
Common stock, (Successor) $.01 par value, 50,000,000 shares authorized; 3,238,615 shares issued and outstanding, net of 3,885 treasury shares	32	—
Ordinary Shares, (Predecessor) $.01 par value, 175,000,000 shares authorized; 59,000,832 shares issued and outstanding	—	590
Additional paid in capital	37,854	680,901
Accumulated deficit	(20,276)	(880,020)
Accumulated other comprehensive income (loss)	154	(551)
Parent company's shareholder's equity (deficit)	17,764	(199,080)
Noncontrolling interest in subsidiaries	794	150,792
Total equity (deficit)	18,558	(48,288)
Total liabilities and equity (deficit)	$ 21,700	$ 606,347

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in United States dollars)

	For The Period March 25, 2009 Through December 31, 2009	For The Period January 1, 2009 Through March 24, 2009	The Years Ended December 31, 2008	The Years Ended December 31, 2007
	(Successor)	(Predecessor)		
	(in thousands except per share data)			
Revenue:				
Management service fees (Note 19)	$ 11,067	$ 1,350	$ 5,400	$ 5,400
Costs and expenses:				
Costs of services (Note 19)	(3,751)	—	—	—
Exploration expense	(12,617)	(3,482)	(25,397)	(15,357)
Administrative expense	(8,430)	(4,779)	(17,348)	(17,664)
Stock based compensation	(1,666)	(2,717)	(2,852)	(2,609)
Depreciation, depletion and amortization	(626)	(102)	(527)	(533)
Total costs and expenses	(27,090)	(11,080)	(46,124)	(36,163)
Loss from operations	(16,023)	(9,730)	(40,724)	(30,763)
Other income and expenses:				
Interest and other income	1,042	1,010	5,553	19,432
Royalty income	399	88	351	1,319
Interest and other expense	—	(345)	(15,848)	(5,733)
Gain on disposal of assets, net	261	—	—	—
Impairment of long lived assets	(1,687)	—	—	—
Loss on foreign currency	(69)	(13)	(32)	(48)
Gain on extingushment of debt	—	248,165	—	—
Loss on auction rate securities	(2,199)	(828)	(16,263)	(34,537)
Reorganization costs, net	(1,032)	(3,683)	(2,153)	—
Fresh start accounting adjustments	—	9,122	—	—
Other total income and expenses	(3,285)	253,516	(28,392)	(19,567)
Income (loss) from continuing operations before income taxes	(19,308)	243,786	(69,116)	(50,330)
Income taxes	(968)	(165)	(618)	(879)
Net income (loss) from continuing operations	(20,276)	243,621	(69,734)	(51,209)
Loss from discontinued operations	—	(4,153)	(166,625)	(24,634)
Net income (loss)	$ (20,276)	$ 239,468	$ (236,359)	$ (75,843)
Net (income) loss attributable to noncontrolling interest	$ —	$ (7,869)	$ 118,122	$ 87,399
Net income (loss) attributable to the Successor/Predecessor stockholder's	$ (20,276)	$ 231,599	$ (118,237)	$ 11,556
Other comprehensive gain (loss):				
Unrealized gain (loss) on securities	$ 154	$ 940	$ (441)	$ (86)
Comprehensive income (loss) attributable to Successor/Predecessor stockholder's	$ (20,122)	$ 232,539	$ (118,678)	$ 11,470
Net income (loss) per Common/Ordinary Share—basic				
Income (loss) from continuing operations attributable to the Successor/Predecessor stockholders	$ (6.78)	$ 4.13	$ (1.18)	$ (0.87)
Income (loss) from discontinued operations attributable to the Successor/Predecessor stockholders	—	(0.20)	(0.82)	1.07
Income (loss) attributable to the Successor/Predecessor stockholders	$ (6.78)	$ 3.93	$ (2.01)	$ 0.20
Net income (loss) per Common/Ordinary Share—diluted				
Loss from continuing operations attributable to the Successor/Predecessor stockholders	$ (6.78)	$ (0.06)	$ (1.18)	$ (0.87)
Loss from discontinued operations attributable to the Successor/Predecessor stockholders	—	(0.17)	(0.82)	1.07
Loss attributable to the Successor/Predecessor stockholders	$ (6.78)	$ (0.23)	$ (2.01)	$ 0.20
Weighted average Common Stock/Ordinary Shares outstanding—basic	2,989,562	59,000,832	58,947,025	58,714,935
Weighted average Common Stock/Ordinary Shares outstanding—diluted	2,989,562	69,171,400	58,947,025	58,714,935

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(Expressed in United States dollars)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive income (loss)	Noncontrolling Interest	Total Equity (Deficit)
			(in thousands except share data)				
(Predecessor)							
Balance, December 31, 2006	58,577,700	$585.8	$ 669,487	$(773,339)	$ (24)	$ 40	$(103,250)
Stock compensation accrued	—	—	3,193	—	—	—	3,193
Stock options exercised ($11.78 per share)	394,325	3.9	4,522	—	—	—	4,526
Stock granted as compensation ($16.49 per share)	57,150	0.6	—	—	—	—	1
Stock compensation restricted shares canceled (1)	(119,550)	(1.2)	—	—	—	—	(1)
Unrealized loss on marketable equity securities	—	—	—	—	(86)	—	(86)
Gain attributable to non-controlling interest	—	—	—	—	—	(40)	(40)
Net income	—	—	—	11,556	—	—	11,556
Balance, December 31, 2007	**58,909,625**	**$ 589**	**$ 677,203**	**$(761,783)**	**$(110)**	**$ —**	**$ (84,101)**
Stock compensation accrued	—	—	3,698	—	—		3,698
Stock granted as compensation ($15.91 per share)	91,207	1	—	—	—		1
Unrealized loss on marketable equity securities	—	—	—	—	(441)		(441)
Capital contributions	—	—	—	—	—	167,329	167,329
Interest payable to non controlling interest	—	—	—	—	—	19,737	19,737
Line of credit barrowings	—	—	—	—	—	150,000	150,000
Net loss	—	—	—	(118,237)	—	(186,274)	(304,511)
Balance, December 31, 2008	**59,000,832**	**$590.0**	**$ 680,901**	**$(880,020)**	**$(551)**	**$ 150,792**	**$ (48,288)**
Stock compensation accrued	—	—	2,920	—	—	—	2,920
Ordinary Shares of Apex Silver Mines Limited to be canceled	(59,000,832)	(590)	(683,821)	—	—	—	(684,411)
Unrealized loss on marketable equity securities	—	—	—	—	940	—	940
Net income (loss)	—	—	—	231,599	—	7,869	239,468
Capital contributions	—	—	—	—	—	3,500	3,500
Interest payable to non controlling interest	—	—	—	—	—	7,899	7,899
Elimination of Predecessor accumulated deficit	—	—	—	648,421	—	—	648,421
Elimination of Predecessor accumulated OCI	—	—	—	—	(389)	—	(389)
Elimination of Predecessor Noncontrolling Interest	—	—	—	—	—	(170,060)	(170,060)
Balance, March 24, 2009	—	$ —	$ —	$ —	$ —	$ —	$ —
(Successor)							
Issuance of new equity in connection with emergence from Chapter 11	3,000,000	$ 30	$ 36,230	$ —	$ —	$ —	$ 36,260
Stock compensation accrued, net of forfeitures	242,500	2	1,664	—	—	—	1,666
Treasury shares acquired	(3,885)	—	(40)	—	—	—	(40)
Unrealized gain on marketable equity securities	—	—	—	—	154	—	154
Noncontrolling interest in mineral properties	—	—	—	—	—	794	794
Net loss	—	—	—	(20,276)	—	—	(20,276)
Balance, December 31, 2009	**3,238,615**	**$ 32**	**$ 37,854**	**$ (20,276)**	**$ 154**	**$ 794**	**$ 18,558**

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

	For The Period March 25, 2009 Through December 31, 2009	For The Period January 1, 2009 Through March 24, 2009	For the Years Ended December 31, 2008	For the Years Ended December 31, 2007
	(Successor)	(Predecessor) (in thousands)		
Cash flows from operating activities:				
Net cash used in operating activities (Note 20)	$(23,247)	$(13,849)	$(139,554)	$(166,029)
Cash flows from investing activities:				
Purchase of available-for-sale investments	—	(4,447)	(43,825)	(558,784)
Sale of available-for-sale investments	3,386	21,113	79,754	793,390
Sale of held-to-maturity investments	—	—	2,000	5,619
Purchase of available for sale restricted investments	—	—	—	(32,150)
Sale of available for sale restricted investments	—	—	—	109,050
Purchase of held-to-maturity restricted investments	—	—	—	(2,818)
Sale of held-to-maturity restricted investments	—	—	—	7,800
Payment of derivative premiums and settlements, (net)	—	—	(273,157)	(57,880)
Advance for construction of port facility	—	—	—	(4,000)
Released from (transfer to) restricted cash to collateralize credit facility, letters of credit and interest payments, net	—	5,732	82,737	(71,371)
Procceds from sale of interest in subsidiary	—	25,225	70,000	258
Procceds from sale of assets	3,650			
Receipt of deferred payments	—	—	14,101	—
Additions to property, plant and equipment	(839)	(4,580)	(27,452)	(148,860)
Net cash provided by (used in) investing activities	6,197	43,043	(95,842)	40,254
Cash flows from financing activities:				
Payment of debt issuance costs	—	—	—	(650)
Payment of notes and long term debt	—	(47,297)	(8,551)	(12,600)
Amounts drawn on DIP facility	—	6,500	—	—
Borrowings under project finance facility	—	—	—	45,000
Minority interest contributions	—	3,500	236,934	80,395
Proceeds from exercise of stock options and warrants	—	—	—	4,526
Net cash provided by (used in) financing activities	—	(37,297)	228,383	116,671
Net decrease in cash and cash equivalents	(17,050)	(8,103)	(7,013)	(9,104)
Cash and cash equivalents, beginning of period	25,620	33,723	40,736	49,840
Cash and cash equivalents, end of period	$ 8,570	$ 25,620	$ 33,723	$ 40,736
Supplemental information:				
Interest paid, net of amounts capitalized	$ —	$ 3,326	$ 29,180	$ 16,595
Income taxes paid	$ —	$ —	$ 4,515	$ 216
Supplemental non-cash transactions: (Note 20)				

The accompanying notes form an integral part of these consolidated financial statements.

(Expressed in United States dollars)

1. Operations and Basis of Preparation of Financial Statements

Upon emergence from Chapter 11 bankruptcy on March 24, 2009 as discussed in Note 3, Golden Minerals Company (the "Company"), a Delaware corporation, became the successor to Apex Silver Mines Limited ("ASML") for purposes of reporting under the U.S. federal securities laws. References in this Form 10-K to "Successor" refer the Company and its subsidiaries on or after March 25, 2009, the day following emergence from Chapter 11. References to "Predecessor" refer to ASML and its subsidiaries prior to March 25, 2009.

Prior to the emergence from Chapter 11 and the sale of the San Cristóbal mine, ASML was the 65% owner and operator of the San Cristóbal silver and zinc mine in Bolivia. Following emergence from Chapter 11 and the sale of the San Cristóbal mine to Sumitomo Corporation ("Sumitomo"), the Company is primarily engaged in the exploration and advancement of its portfolio of exploration properties primarily located in South America and Mexico and in providing operations management services to Sumitomo for the San Cristóbal mine. The financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. While management believes the Company has a sufficient short term operating plan and cash resources to continue as a going concern through 2010, the ability of the Company to operate beyond 2010 is dependent upon its ability to raise sufficient capital to continue funding its exploration activities with the ultimate goal of finding and developing future profitable mining operations.

2. Liquidity and Capital Requirements

At December 31, 2009 the Company's aggregate cash and short-term investments totaled $9.0 million, which included $8.6 million of cash and cash equivalents and $0.4 million of short term investments. Based on the success of the Company's March 2010 public offering of common stock and private placement to Sentient (see Subsequent Event Note 27), it plans to spend the following amounts during 2010 pursuant to its long term business strategy:

- Approximately $30.0 million to fund the advancement of the Yaxtché deposit at the El Quevar project, including the construction of an underground drift and related infrastructure in order to develop additional information regarding the deposit and prepare a feasibility study, including detailed plant engineering;
- Approximately $6.5 million to fund targeted exploration on several exploration properties during 2010, including approximately $1.0 million to complete a first phase drilling program on the Panuco and Muleros targets at the Zacatecas project in Mexico; approximately $2.0 million for exploration activities at the Viejo Campo target and other targets outside of the Yaxtché deposit at El Quevar; and approximately $2.5 million for early stage exploration on the Palca project in Peru and the Matehuapil and La Pinta projects in Mexico including initial drilling and bulk sampling;
- Approximatley $6.0 million on other generative exploration activities and property holding costs related to the Company's remaining portfolio of exploration properties conducted through the Company's principal exploration offices located in South America;
- Approximately $8.5 million on general and administrative costs.

(Expressed in United States dollars)

2. Liquidity and Capital Requirements (Continued)

The Company plans to fund the long term business strategy expenditures described above from the approximately $35.3 million net proceeds of the March 2010 public offering of common stock and private placement to Sentient, from its existing cash and investment balances, from the approximately $7.0 million of annual net cash flow from its management services agreement with San Cristóbal (comprised of the annual fee and bonus, net of reimbursed administrative expenses), and from the approximately $5.5 million in net proceeds it received in the Sentient private placement in January 2010.

A significant portion of the Company's expected 2010 cash inflows are payments to be received pursuant to the Management Services Agreement with Sumitomo (the "Management Agreement") pursuant to which a wholly owned subsidiary of the Company, Golden Minerals Services Corporation ("Golden Services"), is providing certain operations management services to Sumitomo with respect to the San Cristóbal mine. The initial term of the Management Agreement has been extended until June 30, 2010 and thereafter may be terminated by Golden Services with twelve months' prior notice or by Sumitomo with six months' prior notice. If terminated by Sumitomo, Golden Services would be entitled to a $1.0 million termination fee. Golden Services would not be required to pay a termination fee. Should Sumitomo terminate the Management Agreement on July 1, 2010, the Company will not receive cashflows from the Management Agreement subsequent to December 31, 2010, and the Company will be unable to rely on the Management Agreement as a source of funding for its business plans subsequent to that date.

If the El Quevar feasibility study is positive, it is anticipated that at least an additional $65.0 to $85.0 million would be needed beyond 2010 to complete development and construction of an underground mine and processing facility at El Quevar. This is a preliminary estimate and the actual cost may vary significantly. If the project advances to development and construction, the Company will need to obtain additional funding in addition to the planned securities offering to continue with the execution of its long term business strategy beyond 2010. There can be no assurance that the Company will be successful in the anticipated offering or that it will be successful raising additional capital in the future on terms acceptable to the Company or at all.

3. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine

Chapter 11 Reorganization

In light of significant liquidity issues, on January 12, 2009, ASML and its wholly owned subsidiary, Apex Silver Mines Corporation ("ASMC"), filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code"). ASML also commenced a provisional liquidation proceeding in the Cayman Islands. ASML's subsidiaries outside of the United States, including Minera San Cristóbal S.A. ("MSC"), the Bolivian subsidiary that owns and operates the San Cristóbal mine, were not included in the Chapter 11 filing or in any other bankruptcy or reorganization proceeding.

Under Chapter 11, ASML operated its businesses between January 12, 2009 and March 24, 2009 as a debtor-in-possession under court protection from creditors and claimants under the jurisdiction of the Bankruptcy Court and under the supervision of the joint provisional liquidators in the Cayman Islands.

(Expressed in United States dollars)

3. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine (Continued)

A Joint Plan of Reorganization (the "Plan") was approved by the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") on March 4, 2009, and the Company emerged from Chapter 11 protection on March 24, 2009 (the "Effective Date"). At that time, and subsequent to the closing of the sale of the San Cristóbal mine to Sumitomo as described below, all of the remaining assets of ASML, other than a small cash reserve for the payment of ASML's liquidation expenses, were transferred to the Company. A compulsory liquidation proceeding was initiated for ASML in the Cayman Islands and all of the ordinary shares of ASML were formally canceled in that proceeding.

Under the Plan, holders of ASML's 2.875% and 4.0% Convertible Senior Subordinated Notes due 2024 (collectively, the "Notes") received in exchange for the cancellation of the Notes a pro rata distribution of (i) 3,000,000 shares of common stock of the Company, and (ii) approximately $45.0 million of cash. To record the effect of the reorganization, ASML wrote off the $290.0 million liability related to the Notes plus $3.2 million interest accrued through January 12, 2009, the Chapter 11 filing date, and recorded a $248.2 million gain at March 24, 2009.

Other holders of unsecured claims against ASML and ASMC, except ASML's equity holders received cash payments for their claims up to a maximum recovery of $10,000 per claim. Through December 31, 2009 the Company has made cash payments of $52,000 in resolution of such claims. ASML's equity holders received no recovery under the Plan. In November 2009 the Chapter 11 proceedings were closed, and in December 2009 ASML's liquidation proceeding in the Cayman Islands were completed and the ASML ordinary shares were cancelled.

Sale of the San Cristóbal Mine

On the Effective Date, in accordance with the Plan, ASML sold to Sumitomo its remaining direct and indirect interests in the San Cristóbal mine, including its 65% interest in MSC, for a cash purchase price of $27.5 million, plus $2.5 million in expense reimbursements and the assumption of certain liabilities. On the Effective Date, Sumitomo and the other senior lenders waived and released ASML and the Company from any liability associated with amounts outstanding under the project finance facility relating to the San Cristóbal mine.

On the Effective Date, ASMC, renamed Golden Services, entered into the Management Agreement under which it is providing certain operations management services with respect to the San Cristóbal mine. The initial term of the Management Agreement has been extended until June 30, 2010 and thereafter may be terminated by Golden Services with twelve months' prior notice or by Sumitomo with six months' prior notice. If terminated by Sumitomo, Golden Services would be entitled to a $1.0 million termination fee. Golden Services would not be required to pay a termination fee.

Fresh Start Accounting

As required by GAAP, the Company adopted fresh start accounting effective March 25, 2009 following the guidance of Accounting Standards Codification ("ASC") 805, "Business Combinations" ("ASC 805"), and ASC 852, "Reorganizations" ("ASC 852"), because (i) holders of existing voting shares of the Predecessor immediately before the Effective Date received less than 50% of the voting shares of the Successor and (ii) the reorganized value of the Successor was less than its post-petition liabilities and allowed claims. The Successor's consolidated financial statements reflect a new capital

(Expressed in United States dollars)

3. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine (Continued)

structure and a new basis in the identifiable assets and liabilities assumed. Accordingly, the consolidated financial statements on or after March 25, 2009 are not comparable to the consolidated financial statements prior to that date.

ASC 852 requires, among other things, the determination of the reorganization value of the Successor upon emergence from bankruptcy. Reorganization value approximates the fair value of the entity, before considering liabilities, and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. The fair value of the Successor's assets was determined with the assistance of a third party valuation expert and a minerals engineering firm who used available comparable market data and quotations, discounted cash flow analysis, and other methods in determining the appropriate asset fair values. Based on these valuations and applying the principles of ASC 805, the Company has adjusted upward the reported amounts of certain of the Successor's individual assets, net of liabilities, by a combined total of $9.1 million and has reflected that adjustment in the Predecessor's statement of operations in accordance with ASC 852. The upward adjustment relates primarily to recording at fair value certain exploration properties and a royalty interest that were previously reflected on the Predecessor's balance sheet at a zero carrying value, because all exploration costs at such properties were expensed as incurred. Future costs of exploration will continue to be expensed as incurred.

The total equity of the Successor at the Effective Date of $36.5 million has been adjusted to reflect no beginning retained earnings or deficit, after taking into account the cancelation of the Notes, the issuance of new shares in the Company, and the fresh start accounting adjustments. The total equity of the Successor at the Effective Date reflects the estimated enterprise value of the Company following the principles of ASC 852 and ASC 805. As part of the Company's bankruptcy proceedings, an enterprise value ranging from $15 million to $30 million was initially projected based on a blend of valuations using market value multiples for peer companies and an assessment of the underlying values of the Company's mineral properties at the time of the bankruptcy filing. As discussed above, and in conjunction with finalizing the fresh start accounting adjustments, additional valuation assessments of the fair value of the Successor's assets were performed with the assistance of a third party valuation expert and a minerals engineering firm to arrive at the Company's reported equity value at the Effective Date of $36.5 million. The asset valuations were derived using a combination of income, market and cost approach models depending on the asset. In applying the appropriate valuation model or models, the valuation consultants employed a variety of economic factors and market data, including discount rates, income tax rates, projections of future metals prices, and third party market surveys.

3. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine (Continued)

The balance sheet adjustments presented below summarize the impact of the reorganization, the sale of the San Cristóbal mine and the application of fresh start accounting as of the Effective Date.

GOLDEN MINERALS COMPANY
REORGANIZED CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)
(Unaudited)

	March 24, 2009				
	Predecessor Balances	Sale of San Cristóbal Mine (Note I)	Reorganization Adjustments (Note II)	Fresh Start Adjustments (Note III)	Successor Balances
	(amounts in thousands)				
Assets					
Current assets					
Cash and cash equivalents	$ 43,120	$ 27,500	$ (45,000)	$ —	$25,620
Restricted cash	14,853	(14,853)	—	—	—
Investments	88	—	—	—	88
Trade receivables	19,208	(19,023)	—	—	185
Inventories	89,633	(89,633)	—	—	—
Prepaid expenses and other assets	8,543	(7,025)	—	—	1,518
Total current assets	175,445	(103,034)	(45,000)	—	27,411
Property, plant and equipment, net	190,439	(187,387)	—	9,605	12,657
Ore stockpile inventories	74,756	(74,756)	—	—	—
Value added tax recoverable	168,842	(168,842)	—	—	—
Investments	5,249	—	—	—	5,249
Other	48	(44)	—	—	4
Total assets	$ 614,779	$(534,063)	$ (45,000)	$9,605	$45,321
Liabilities and Equity (Deficit)					
Current liabilities					
Accounts payable and other accrued liabilities	$ 44,889	$ (36,312)	$ —	$ —	$ 8,577
Accrued interest payable	8,987	(5,809)	(3,178)	—	—
Current portion of long term debt	553,516	(263,529)	(289,987)	—	—
Total current liabilities	607,392	(305,650)	(293,165)	—	8,577
Long term debt	37,517	(37,517)	—	—	—
Asset retirement obligation	9,675	(9,675)	—	—	—
Other long term liabilities	2,752	(2,752)	—	483	483
Total liabilities	657,336	(355,594)	(293,165)	483	9,060
Equity (deficit)					
Ordinary Shares (Common Stock)	560	—	(530)	—	30
Additional paid in capital	684,122	—	(647,891)	—	36,231
Accumulated deficit	(897,299)	(8,409)	896,586	9,122	—
Parent company's shareholder's equity (deficit)	(212,617)	(8,409)	248,165	9,122	36,261
Noncontrolling interest in subsidiaries	170,060	(170,060)	—	—	—
Total equity (deficit)	(42,557)	(178,469)	248,165	9,122	36,261
Total liabilities and equity (deficit)	$ 614,779	$(534,063)	$ (45,000)	$9,605	$45,321

Note I.—The adjustments related to the sale of the San Cristóbal mine to Sumitomo include $27.5 million of cash received from the sale, the write-off of $561.5 million of assets sold to Sumitomo, net of $355.6 million of liabilities assumed by Sumitomo, the release of $170.1 million of noncontrolling interest primarily related to Sumitomo and a loss on the sale of $8.4 million.

(Expressed in United States dollars)

3. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine (Continued)

Note II.—The reorganization adjustments include a $45.0 million reduction of cash for amounts paid to the holders of the Notes, a write-off of the $290.0 million liability related to the Notes, plus $3.2 million of accrued interest and a $248.2 million gain on extinguishment of debt. The reorganization adjustments also include the write-off of $896.3 million of accumulated deficit, $647.6 million of additional paid in capital and $0.5 million of ordinary shares to reflect the elimination of the Predecessor's shareholder's equity.

Note III.—The fresh start adjustments reflect a write-up of property, plant and equipment to estimated fair value including $7.3 million related to the Company's exploration properties, $2.0 million related to a mineral property royalty held by the Company and $0.3 million related to an aircraft owned by the Company. The fresh start adjustment also includes $0.5 million deferred tax liability adjustment to reflect the tax effect of the adjustments to property, plant and equipment. As the result of the above adjustments the Company recorded a positive $9.1 million fresh start adjustment in the statement of operations for the period ended March 24, 2009.

4. Discontinued Operations

As a result of the sale of the San Cristóbal mine, results of operations of the San Cristóbal mine and related subsidiaries sold are presented as discontinued operations for the periods on the Consolidated Statements of Operations and Comprehensive Income (Loss) through March 24, 2009, the date of the sale, including all direct financing related to the San Cristóbal mine (see Note 3). Additionally, costs incurred for management service fees that were previously eliminated upon consolidation have not been eliminated and are reflected as a cost of service between the discontinued operations and the Company.

The Company determined that reporting discontinued operations is appropriate in accordance with ASC 805. The Company has determined that the continuing cash flows generated by the Management Agreement for the San Cristóbal mine are not so significant as to constitute continuing involvement with the mine. In addition, management has evaluated the Company's other ongoing involvement with the San Cristóbal mine as a result of the Management Agreement, and concluded that it does not represent significant continuing involvement as defined in ASC 805.

4. Discontinued Operations (Continued)

The results of discontinued operations for the period January 1, 2009 through March 24, 2009 and for the years ended December 31, 2008 and 2007 are as follows (amounts in thousands):

	For The Period January 1, 2009 Through March 24, 2009	The years ended December 31,	
		2008	2007
Revenue:			
Sale of concentrates, net	$ 99,049	$ 419,512	$ 45,932
Costs and expenses:			
Costs applicable to sales	(59,955)	(346,199)	(42,941)
Write down of inventories	—	(52,547)	—
Production startup income/expense, net	—	—	(13,483)
Management fee	(1,350)	(5,400)	(5,400)
Asset retirement accretion expense	(232)	(794)	(600)
Gain (loss) on commodity derivatives	—	467,871	19,290
Foreign currency gain	1,960	18,342	7,772
Impairment of long lived assets	—	(625,649)	—
Other costs	—	(1,960)	(4,067)
Depreciation, depletion and amortization	(10,527)	(37,415)	(13,646)
Total costs and expenses	(70,104)	(583,751)	(53,075)
Loss from operations	28,945	(164,239)	(7,143)
Other income and expenses:			
Interest and other income	67	478	2,606
Interest expense and other borrowing costs	(22,233)	(59,600)	(18,112)
Total other income and expenses	(22,166)	(59,122)	(15,506)
Loss before income taxes	6,779	(223,361)	(22,649)
Income taxes	(2,523)	(7,735)	(1,985)
Income before sale of interest in subsidiaries	$ 4,256	$(231,096)	$(24,634)
Gain (loss) on sale of interest in subsidiaries	$ (8,409)	64,471	$ —
Loss from discontinued operations	$ (4,153)	$(166,625)	$(24,634)

4. Discontinued Operations (Continued)

The assets and liabilities of discontinued operations reported in the consolidated balance sheets at December 31, 2008 consisted of the following (amounts in thousands):

	December 31, 2008
Assets	
Cash and cash equivalents	$ 992
Restricted cash	20,070
Accounts receivable	7,314
Inventories	75,008
Prepaid expenses and other assets	14,251
Current assets	117,635
Property, plant and equipment, net	199,040
Ore inventories	72,628
Value added tax recoverable	157,146
Other assets	17
	$546,466
Liabilities and Equity	
Accounts payable and accrued liabilities	$ 44,878
Accrued interest payable	5,797
Current portion of long term debt	233,623
Current liabilities	284,298
Long term debt	59,951
Reclamation & remediation liabilities	9,155
Other long term liabilities (income taxes)	4,398
Noncontrolling interest	150,792
Accumulated earnings	37,872
	$546,466

The Company reported no remaining assets or liabilities from discontinued operations at December 31, 2009.

5. Summary of Significant Accounting Policies

The Company's consolidated financial statements and those of the Predecessor have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the Company's consolidated financial statements and those of the Predecessor require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves and related future metals prices that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production depreciation, depletion and amortization calculations; environmental reclamation and closure obligations; estimates of



5. Summary of Significant Accounting Policies (Continued)

recoverable metals in stockpiles; valuation allowances for deferred tax assets and the fair value of financial instruments. The Company and the Predecessor based its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates under different assumptions or conditions.

The significant accounting policies discussed below pertain to both the Company and the Predecessor unless otherwise stated. The policies adopted, considered by management to be significant, are summarized as follows:

a. Basis of consolidation

Each of the Company and the Predecessor consolidates more-than-50%-owned subsidiaries that it controls and entities over which control is achieved through means other than voting rights. If the Company or the Predecessor does not own 100% of a consolidated subsidiary, it recognizes a noncontrolling interest in the subsidiary and a noncontrolling interest in the gains or losses recorded by the subsidiary. All intercompany transactions and balances have been eliminated at consolidation.

b. Translation of foreign currencies

Substantially all expenditures and sales are made in U.S. dollars. Accordingly, the Company and the Predecessor and their subsidiaries use the U.S. dollar as their functional and reporting currency.

c. Cash and cash equivalents

The Company and the Predecessor consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

d. Restricted cash and investments

The Company and the Predecessor segregate cash and investments, the use of which is restricted by contractual agreement, and reports these amounts separately in the financial statements. At December 31, 2008 the Predecessor had recorded $20.6 million, the use of which was restricted to providing operating capital for the San Cristóbal mine and the payment of principal and interest under the San Cristobal project finance facility as current restricted cash.

e. Investments

Available for Sale—Available for sale securities are recorded at fair value, with unrealized gains or losses recorded as a component of equity (deficit), unless the value of the security is considered other than temporarily impaired. Realized gains and losses and non-temporary impairments in value are recorded in the statement of operations.

Held to Maturity—Held to maturity investments are debt securities which the Company or the Predecessor has the ability and intent to hold until maturity and are recorded at amortized cost. Income is recorded based upon the current yield of the security. Any non-temporary impairment in value will be recorded in the statement of operations at the date of the impairment.

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies (Continued)

f. Inventories

The Predecessor's ore stockpiles and concentrate inventories were carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on spot and future metals prices through estimated sale and settlement dates, less the estimated costs to complete production and bring the product to sale. The $18.6 million of concentrate inventories and $72.6 million of ore stockpile inventories of the Predecessor at December 31, 2008 were recorded at net realizable value.

Ore stockpiles—The Predecessor's ore stockpiles represent ore that has been mined and is available for further processing. Ore stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the contained metals (based on assay data) and the estimated metallurgical recovery rates. Costs are allocated to ore stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations. Material is removed from the stockpile at an average cost per tonne.

Concentrate inventories—The Predecessor's concentrate inventories represent silver bearing zinc and lead concentrates available for shipment. Concentrate inventories are valued at the average cost of the ore sent to the processing plant from the mine or from the ore stockpiles plus the plant processing costs incurred, including applicable depreciation related to the processing facilities and an allocable portion of mine site administrative costs and related overhead. Costs are added to and removed from the concentrate inventory based on tonnes of concentrate produced or sold and are valued at the lower of average cost or net realizable value.

Materials and supplies—The Predecessor materials and supplies were valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight. The Company routinely counts and evaluates its material and supplies to determine the existence of obsolete stock that is subject to impairment.

All of the inventories at December 31, 2008 were associated with the San Cristóbal mine which was sold during the first quarter 2009 (see Note 3). The Company has no inventories at December 31, 2009.

g. Mining properties, exploration and development costs

The Company and the Predecessor expense general prospecting costs and the costs of acquiring and exploring unevaluated mineral properties. When a mineral property is determined to have proven and probable reserves, subsequent development costs are capitalized to mineral properties. For acquired mineral properties with proven and probable reserves, the Company capitalizes acquisition costs and subsequent development costs. When mineral properties are developed and operations commence, capitalized costs are charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized.

As required by GAAP, the Company applied fresh start accounting upon emergence from Chapter 11 reorganization, per the guidance of ASC 805 and ASC 852. As a result of fresh start accounting the Company adjusted upward to fair value certain exploration properties and a royalty

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies (Continued)

interest that were previously reflected on the Predecessor's balance sheet at a zero carrying value, because all exploration costs at such properties were expensed as incurred. The total adjustment recorded to property, plant and equipment related to the exploration properties and royalty interest was $9.6 million (see Note 3). Future costs of exploration will continue to be expensed as incurred.

h. Property, plant and equipment and long live asset impairment

Buildings are depreciated using the straight-line method over useful lives of 30 to 40 years or the life of the mine whichever is shorter. Mining equipment and machinery excluding the plant are depreciated using the straight-line method over useful lives of three to eight years or the lease period, whichever is shorter. Mineral properties and the plant are depreciated using units of production based on estimated mine reserves. Other furniture and equipment are depreciated using the straight-line method over estimated useful lives of three to five years. Depreciation on plant and equipment used in the construction of an asset is capitalized to the constructed asset.

The Company and the Predecessor record a lease as a capital lease if at the lease inception it meets one or more of four criteria in accordance with ASC 840 "Leases", ("ASC 840"). The Company records capital leases as an asset and an obligation at the lesser of an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term or the fair value of the leased assets.

Property, plant and equipment are recorded at cost and per the guidance of ASC 360 "Property, Plant and Equipment", ("ASC 360"), the Company assesses the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If the sum of estimated future net cash flows on an undiscounted basis is less than the carrying amount of the related asset, impairment is considered to exist. The related impairment loss is measured by comparing estimated future net cash flows on a discounted basis to the carrying amount of the asset.

During 2009 the Company recorded a $1.7 million impairment of its Paca Pulacyo property in Bolivia which was reported as held for sale at December 31, 2009 (see Note 37). During 2008 the Predecessor recorded a $625.6 million impairment of the San Cristóbal asset group.

i. Asset retirement obligations

The Predecessor recorded asset retirement obligations ("ARO") in accordance with ASC 410 "Asset Retirement and Environmental Obligations", ("ASC 410"), which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. According to ASC 410, the fair value of an ARO is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. An offsetting asset retirement cost is capitalized as part of the carrying value of the assets with which it is associated, and depreciated over the useful life of the asset (see Note 13). The Company had no ARO recorded at December 31, 2009 and the Predecessor had recorded ARO of $9.2 million at December 31, 2008.

j. Deferred financing costs

Direct costs incurred in connection with obtaining financing are deferred and amortized over the life of the respective financing. During the fourth quarter 2008 the Predecessor wrote off its remaining

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies (Continued)

deferred financing costs. The Company had no deferred financing costs recorded at December 31, 2009.

k. Revenue Recognition

The Company recognizes service fees and reimbursements for administrative costs and withholding taxes as "Revenue from Services" in the statement of operations following the guidance of ASC 605 "Revenue Recognition" ("ASC 605") regarding "income statement characterization of reimbursements received for "out-of-pocket" expenses incurred" and "reporting revenue gross as a principal versus net as an agent". ASC 605 supports recording as gross revenue fees received for the reimbursement of expenses in situations where the recipient is the primary obligor and has certain discretion in the incurrence of the reimbursable expense. The actual costs incurred for the reimbursed direct administrative expenses and withholding taxes are reported as costs of services and income tax expense, respectively in the statement of operations. The Company recognizes service fees during the period that the services are rendered.

The Predecessor sold its concentrates directly to smelters. The Predecessor recognized a sale upon receipt of provisional payment, the earliest point that both risk of loss and title transferred to the smelter.

l. Stock compensation

Stock based compensation costs are recognized per the guidance of ASC 718 "Compensation—Stock Compensation", ("ASC 718") and using a graded vesting attribution method whereby costs are recognized over the requisite service period for each separately vesting portion of the award (see Note 17).

m. Net income (loss) per Common Stock/Ordinary Share

Basic income (loss) per share is computed by dividing net income (loss) available to holders of the Company's Common Stock or the Predecessors Ordinary Shares, as the case may be, by the weighted average number of Common Stock/Ordinary Shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution that would occur if securities or other contracts to issue Common Stock or Ordinary Shares were exercised or converted into Common Stock or Ordinary Shares.

At December 31, 2009, 2008 and 2007, all potentially dilutive shares were excluded from the computation of diluted earnings per share because to include them would have been anti-dilutive. For the period January 1, 2009 through March 24, 2009 the Predecessor included 10,170,568 of dilutive shares related to the convertible debt to calculate the diluted income per share for that period.

n. Derivative positions

The Predecessor recorded all open derivative positions on its consolidated balance sheet at estimated fair value per the guidance of ASC 815 "Derivatives and Hedging", ("ASC 815"). Changes in the fair value of the open derivative positions were recorded each period in earnings as the Predecessor did not account for any of its derivatives as hedge transactions. The Predecessor liquidated its entire remaining derivative position during the fourth quarter 2008. The Predecessor recognized gains on its

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies (Continued)



derivative positions of $467.9 million and $19.3 million for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2009 and 2008 the Company and the Predecessor had no open derivative positions.

o. Variable Interest Entities

The Predecessor determined that the company that provided electrical transmission services to the San Cristobal mine met the requirements of a variable interest entity ("VIE") per the guidance of ASC 810 "Consolidations", ("ASC 810"). As such the transmission company's books were fully consolidated with the books of the Predecessor. At December 31, 2008 the consolidation of the transmission company's books with those of the Predecessor resulted in the elimination of a $21.2 million note receivable and the recognition of $18.3 million of additional property, plant and equipment, net and $3.5 million of additional value added tax recoverable. In addition, $4.5 million of electrical transmission revenue was eliminated and the Predecessor recognized a noncontrolling interest offset to net income (loss) subject to limitations in such offset by U.S. GAAP.

At December 31, 2009 the Company did not have any contractual relationships that qualified as a VIE.

p. Comprehensive Income (Loss)

Comprehensive income (loss) is defined as all changes in equity (deficit), exclusive of transactions with stockholders, such as capital investments. Comprehensive income (loss) includes net income (loss) and changes in certain assets and liabilities that are reported directly in equity. For the years ended December 31, 2009, 2008 and 2007 Comprehensive Income (Loss) included the change in the market value of available for sale securities and is reported on the Consolidated Statements of Operations and Comprehensive Income (Loss).

q. Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740 "Income Taxes" ("ASC 740") on a tax jurisdictional basis as did the Predecessor. The Company files United States and certain other foreign country income tax returns, and pays taxes reasonably determined to be due. The tax rules and regulations in these countries are highly complex and subject to interpretation. The Company's income tax returns are subject to examination by the relevant taxing authorities and in connection with such examinations, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules within the country involved. In accordance with ASC 740, the Company identifies and evaluates uncertain tax positions, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet.

The Company has recorded a full valuation allowance against its deferred tax assets based on the judgment that it is more likely than not that these deferred tax assets will not be utilized before their expiration. As the Company has not generated net income from operations, it is more likely than not that the Company will not generate sufficient taxable income to utilize its deferred tax assets in the future.

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies (Continued)

r. Recently Adopted Standards

During the third quarter 2009, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The ASC is the single source of authoritative U.S. GAAP to be applied by nongovernmental entities. Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASU") which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Adoption of the ASC did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

During May 2008 the FASB issued an update to ASC 470 "Debt" (ASC 470 Update") which applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under ASC 815 "Derivatives and Hedging" ("ASC 815"). ASC 470 Update requires the liability and equity components of convertible debt instruments to be separately accounted for in a manner that reflects the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. As the Predecessor did not have the ability or requirement to cash settle the Notes upon conversion, it did not have any instruments that fell within the scope of ASC 470 Update and accordingly there was no impact on the Predecessor's consolidated financial position, results of operations or cash flows.

On January 1, 2009 the Predecessor adopted certain provisions of ASC 820 "Fair Value Measurements and Disclosures" ("ASC 820") related to non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption of these provisions of ASC 820 has not had a material impact on the consolidated financial statements of the Company or the Predecessor.

During March 2008 the FASB issued an update to ASC 815 ("ASC 815 Update") which enhances the disclosure requirements pertaining to how and why an entity uses derivative instruments, how derivative instruments and related hedge items are accounted for under ASC 815, and how derivative instruments and related hedge items affect an entity's financial position, financial performance, and cash flows. The adoption of provisions of ASC 815 Update did not impact the disclosure requirements of the Company or the Predecessor.

ASC 805 "Business Combinations" ("ASC 805") provides guidance on how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, non-controlling interests acquired, and goodwill acquired. Under fresh-start accounting, the Company re-measured the assets and liabilities assumed from ASML at fair value and recorded a $9.1 million gain on reorganization per the guidance of ASC 805.

On January 1, 2009 the Predecessor adopted certain provisions of ASC 810 "Consolidation" ("ASC 810") related to noncontrolling interests. A noncontrolling interest, formerly called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Standard is to improve the relevance, comparability, and transparency of the financial

(Expressed in United States dollars)



5. Summary of Significant Accounting Policies (Continued)

information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards related to noncontrolling interests. The provisions of ASC 810 have been applied prospectively, except for the provisions related to the presentation of noncontrolling interests, which have been applied retrospectively for all periods presented. The Company and the Predecessor no longer report minority interest in the "mezzanine," but reflect such noncontrolling interests as a component of total equity in the consolidated balance sheets. Upon adoption of ASC 810, noncontrolling interests of approximately $150.8 million as of December 31, 2008 were recast to a component of total equity in the Predecessor's consolidated balance sheet. At December 31, 2009 the Company had recorded $0.8 million of noncontrolling interest related to its El Quevar project in Argentina (see Note 18).

During April 2009, the FASB issued an update to ASC 820 regarding the determination of fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This update relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to exercise judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The Company adopted these provisions beginning during the interim period ended June 30, 2009 (see Note 15). The adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

During April 2009, the FASB issued an update to ASC 320 "Investments—Debt and Equity Securities" (ASC 320"), regarding the recognition and presentation of other-than-temporary impairments. This update applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity's management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: i) the amount related to credit losses (recorded in earnings) and ii) all other amounts (recorded in Other comprehensive income). The Company adopted these provisions beginning during the interim period ended June 30, 2009. The adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

During April 2009, the FASB issued an update to ASC 320 regarding the interim disclosures of fair value of financial instruments. This update requires fair value disclosures for financial instruments that are not currently reflected on the balance sheet at fair value on a quarterly basis. The Company adopted these provisions during the interim period ended June 30, 2009. The adoption of these provisions did not have a material impact on the Company's consolidated financial statements.

In May 2009, the FASB issued ASC 855, "Subsequent Events" ("ASC 855") which establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. The Company adopted the provisions of ASC 855 beginning with the interim period ended June 30, 2009. The adoption of

(Expressed in United States dollars)

5. Summary of Significant Accounting Policies (Continued)

ASC 855 had no impact on the Company's consolidated financial position, results of operations or cash flows.

In August 2009, the FASB issued ASU No. 2009-05 ("ASU 2009-05"), an update to ASC 820, "Fair Value Measurements and Disclosures". This update provides amendments to reduce potential ambiguity in financial reporting when measuring the fair value of liabilities. Among other provisions, this update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the valuation techniques described in ASU 2009-05. The Company adopted the provisions of ASU 2009-05 for the fiscal year ended December 31, 2009, and the Company's statements of financial position, results of operations and cash flows were not significantly impacted by the adoption.

s. Recently Issued Pronouncements

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a VIE. This analysis identifies a primary beneficiary of a VIE as an entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company's fiscal year beginning January 1, 2010. The Company currently has no VIE's.

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures. The updated guidance requires additional disclosures around level 1 and 2 fair value measurements, disaggregation of fair value assets and liabilities, clarifying guidance regarding input and valuation techniques, and enhanced detail in the level 3 roll-forward disclosure. The updated guidance is effective for the Company's fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company's fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

6. Investments

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments include investments with maturities greater than 3 months, but not exceeding 12 months. Long-term investments include investments with maturities greater than 12 months.

The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates those classifications at each balance sheet date. Debt securities are classified as held to maturity when the Company has the intent and ability to hold the securities to maturity. Held to maturity debt securities are stated at amortized cost and include government agency and corporate obligations. Available for sale investments are marked to market at the end of each reporting period with changes in value recorded as a component of other

6. Investments (Continued)

comprehensive income (loss). If declines in value are deemed other than temporary, a charge is made to net income (loss) for the period. The Company invests only in government and corporate securities rated "investment grade" or better.

At December 31, 2008 the Predecessor held auction rate securities ("ARS") with a carrying value of approximately $5.1 million. The ARS market lacked liquidity as a result of failed auctions beginning in 2007. During 2009, the Company sold all of its remaining ARS investments in a secondary market for $3.0 million through two brokerage firms. The Company recognized losses of $2.2 million related to the sale of these ARS securities and at December 31, 2009 the Company had no remaining ARS investments.

The following tables summarize the Company's and the Predecessor's investments at December 31, 2009 and December 31, 2008:

December 31, 2009	Cost	Estimated Fair Value	Carrying Value
Successor		(in thousands)	
Investments:			
Short-term:			
Available for sale			
Common stock	$199	$444	$444
Total available for sale	199	444	444
Total short term	$199	$444	$444

December 31, 2008	Cost	Estimated Fair Value	Carrying Value
Predecessor		(in thousands)	
Investments:			
Short-term:			
Available for sale			
Common stock	$ 761	$ 124	$ 124
Corporate notes	223	224	224
Government bonds	15,924	16,003	16,003
Total available for sale	16,908	16,351	16,351
Total short term	$16,908	$16,351	$16,351
Long-term:			
Available for sale			
Corporate notes	$ 405	$ 386	$ 386
Auction rate securities	5,101	5,101	5,101
Total available for sale	5,506	5,487	5,487
Total long term	$ 5,506	$ 5,487	$ 5,487

6. Investments (Continued)

The Company's investments at December 31, 2009 represent shares of stock in two junior mining companies acquired in transactions related to the Company's exploration activities.

Quoted market prices at December 31, 2009 and 2008 respectively were used to determine the fair values of the above investments, except with respect to the ARS. See Note 15 for further discussion on the fair value measurement techniques used by the Company to value the above investments.

Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and investments, credit risk represents the carrying amount on the balance sheet. The Company mitigates credit risk for cash and equivalents and investments by placing its funds and investments with high credit-quality financial institutions, limiting the amount of exposure to each of the financial institutions, monitoring the financial condition of the financial institutions and investing only in government and corporate securities rated "investment grade" or better.

The Company invests with financial institutions that maintain a net worth of not less than $1 billion and are members in good standing of the Securities Investor Protection Corporation.

7. Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist of the following:

	December 31,	
	2009	2008
	(Successor)	(Predecessor)
	(in thousands)	
Current portion of note receivable	$ —	$ 2,079
Prepaid insurance	306	3,356
Accrued interest receivable	—	236
Prepaid contractor fees and vendor advances	191	7,266
Deferred leasehold costs	329	—
Prepaid offering costs	576	—
Insurance premium refund receivable	—	778
Recoupable deposits and other	685	1,835
	$2,087	$15,550

December 31, 2009

The deferred leasehold costs are related to the Company's headquarters office lease in Golden, Colorado. Prepaid contractor fees and vendor advances consist primarily of advance payments made to contractors and suppliers for exploration related services. Prepaid offering costs are related to direct costs and fees associated with the anticipated public offering of common stock, that has not been completed, which will be recorded net of proceeds from the offering upon completion of the offering or expensed if the offering is not completed. Included in recoupable deposits and other is a $188,000

7. Prepaid Expenses and Other Assets (Continued)

receivable related to the sale of certain investments which settled January 4, 2010 and a $152,000 recoupable deposit made to a firm providing legal services related to the reorganization that was returned to the Company during the first quarter 2010.

In addition included in non-current assets is approximately $498,000 of prepaid insurance on which amortization will be recognized through 2015.

December 31, 2008

The current portion of notes receivable is related to funds previously advanced by the Predecessor to the contractor that constructed the load out facilities at the Port of Mejillones. Prepaid contractor fees and vendor advances consist primarily of advance payments made to contractors and suppliers for mining and processing supplies and services at the San Cristóbal mine.

8. Inventories

December 31, 2009

The Company has no operating mines at December 31, 2009 and consequently does not carry any inventories.

December 31, 2008

The inventories at December 31, 2008 were all related to the San Cristóbal mine which was sold during the first quarter 2009 (see Note 3).

Predecessor inventories at December 31, 2008 consist of the following:

	December 31, 2008
	(Predecessor) (in thousands)
Current:	
Concentrate inventories	$18,638
Sulfide ore stockpiles	—
Material and supplies	56,370
Total current inventories	$75,008
Long-Term:	
Sulfide ore stockpiles	$ —
Oxide ore stockpiles	72,628
	$72,628

Concentrate inventories at December 31, 2008 consist of approximately 46,467 tonnes of concentrates, and are carried at the lower of cost or market. The long term stockpile inventories consist of stockpiled ore that will be processed later in the mine life and are carried at the lower of cost or market. Material and supplies inventory consist primarily of fuel, reagents and operating supplies at the San Cristóbal mine and are carried at the lower of cost or market.

9. Value Added Tax Recoverable

At December 31, 2009, the Company had no recoverable value added tax ("VAT") as all recoverable VAT was associated with the San Cristóbal assets sold (see Notes 2).

The Predecessor recorded VAT paid in Bolivia related to the San Cristóbal mine as a recoverable asset. At December 31, 2008 the VAT recoverable amount was $157.1 million and included $19.5 million of recoverable Bolivian import duties.

The Company has also paid VAT in various countries related to its exploration activities, which is charged to expense as incurred because of the uncertainty of recoverability.

10. Property, Plant and Equipment and Assets Held for Sale

Property, plant and equipment, net

The components of property, plant, and equipment, net were as follows:

	December 31, 2009 (Successor)	December 31, 2008 (Predecessor)
	(in thousands)	
Mineral properties	$ —	$ 49,596
Exploration properties	4,228	—
Royalty properties	1,207	—
Construction in progress	—	14,782
Buildings	383	3,709
Mining equipment and machinery	1,984	123,139
Other furniture and equipment	601	5,128
	8,403	196,354
Less: Accumulated depreciation	(629)	(56,446)
	7,774	139,908
Equipment under capital lease	—	72,425
Less: Accumulated depreciation	—	(21,337)
	—	51,088
Port facilities under lease	—	12,283
Less: Accumulated depreciation	—	(745)
	—	11,538
	$7,774	$202,534

The increase in exploration properties at December 31, 2009 is the result of recording certain of the Company's exploration properties at fair market value per the requirements of fresh start accounting as discussed in Note 3. The royalty properties consist of two properties in Mexico that are not owned by the Company but on which the Company has retained net smelter return royalty rights.

Property, plant and equipment with a net book value of $187.4 million were included in the net assets and liabilities sold with the San Cristóbal mine on March 24, 2009.

(Expressed in United States dollars)

10. Property, Plant and Equipment and Assets Held for Sale (Continued)

During 2009 the Company sold the following assets:

1. An office building the Company owned in La Paz, Bolivia was sold for $650,000. The Company recorded a loss on the sale of $147,000 plus tax expense related to the transaction of $33,000.
2. The Company sold a property in Mexico consisting of a few mining concessions located on the southern edge of the Zacatecas district, outside the Company's targeted exploration program in the area. The Company received $1.2 million of cash, including $0.2 million of VAT collected on the transaction and recorded a $0.6 million gain on the sale. The Company also retained certain sliding scale net return payments on the property, based on production quantities and metals prices. The fair value of the sliding scale net return payments of $0.2 million is reflected in property, plant and equipment, net on the accompanying consolidated balance sheets and in royalty properties in the above table.
3. The Company sold its remaining 49% joint venture interest in the Platosa property, located in Mexico, for $2.0 million in cash and a 1% net smelter return royalty. Previous agreements with the buyer, including a 2% net smelter return royalty were terminated in the transaction. The Company recognized a gain on the transaction of $550,000 and at December 31, 2009 the fair market value of the 1% net smelter return royalty of approximately $1.0 million was included in property, plant and equipment, net on the accompanying consolidated balance sheets and in royalty properties in the above table.

The losses and gains on the above transactions are included in gain (loss) on the disposal of assets, net.

After conducting evaluations on several of its exploration properties during 2009, the Company determined that certain of the properties did not meet the Company's minimum requirements for continued evaluation and the rights to those properties were relinquished. The Company recorded an approximately $0.7 million write down of the carrying value of those properties to gain (loss) on the disposal of assets, net.

Most of the property, plant and equipment held at December 31, 2008 was related to the San Cristóbal mine which was sold during the first quarter 2009 (see Notes 2 and 3).

Assets Held for Sale

The Company has obtained approval from its board of directors to sell its Paca Pulacyo property in Bolivia. During the fourth quarter 2009 the Company recorded a $1.7 million impairment charge on the property to write it down to its current fair value of $0.8 million. The property had a carrying value of $2.5 million established using fresh start accounting principles at the time of the Company's emergence from bankruptcy on March 25, 2009. The fresh start accounting valuation of the property was performed by an independent third party mineral properties valuation expert who utilized a modified income approach to determine a fair value for the property. In late January 2010, the Company entered into a non-binding term sheet with Apogee Minerals Ltd. ("Apogee") calling for the sale of the property for 5 million common shares of Apogee at closing of the transaction and an additional 3 million common shares of Apogee and $0.5 million of cash to be paid 18 months following

10. Property, Plant and Equipment and Assets Held for Sale (Continued)

closing. The Company used a probability weighted discounted cash flow approach to determine the fair value of the consideration to be received in the transaction. Prior to the impairment charge taken during the fourth quarter 2009 the Company had not reached agreement with any parties for a sale of the property and had not determined that it would be unable to sell the property for an amount equal to or greater than its original holding cost. The remaining $0.8 million carrying value of the property is reflected in assets held for sale in the accompanying consolidated balance sheets at December 31, 2009, per the guidance of ASC 360, "Property, Plant and Equipment", ("ASC 360"). Completion of the transaction is subject to negotiation and execution of definitive agreements, approval of our board of directors, consents and approvals of third parties including governmental entities and the Toronto Stock Exchange, and other customary closing conditions.

11. Accounts Payable and Other Accrued Liabilities

The Company's accounts payable and other accrued liabilities consist of the following:

	December 31, 2009	December 31, 2008
	(Successor)	(Predecessor)
	(in thousands)	
Accounts payable and accruals	$1,863	$27,502
Deferred revenue	—	3,227
Amounts due smelters	—	7,974
Income taxes payable	22	1,764
Accrued employee compensation and benefits	543	8,394
	$2,428	$48,861

December 31, 2009

Accounts payable and accruals are primarily related to amounts due to contractors and suppliers in the amounts of $0.9 million and $1.0 million related to our exploration and corporate administrative activities, respectively.

Accrued employee compensation and benefits at December 31, 2009 consist of $0.2 million of accrued vacation payable and $0.3 million related to withholding taxes and benefits payable.

December 31, 2008

Accounts payable and accruals at December 31, 2008 were primarily related to activities at our San Cristóbal mine which was sold during the first quarter 2009 (see Notes 2 and 3).



12. Debt

Subsequent to December 31, 2008 all of the Company's debt was sold or extinguished as a result of the sale of the net assets and liabilities of the San Cristóbal mine and Chapter 11 reorganization (see Notes 2 and 3). At December 31, 2009 the Company had no obligations related to the Debt set forth in the table below.

The Company's debt at December 31, 2008 consisted of the following:

	December 31, 2008	
	Current	Long-term
	(Predecessor) (in thousands)	
2.875% Convertible Senior Subordinated Notes due 2024	$180,000	$ —
4.0% Convertible Senior Subordinated Notes due 2024	109,987	—
Project finance facility	225,000	—
Note assigned to Sumitomo	—	9,060
Capital leases	8,307	39,549
Port lease liability	316	11,342
	$523,610	$59,951

2.875% and 4.0% Convertible Senior Subordinated Notes due 2024 (collectively, the "Notes")

Under the Plan, holders of the Notes received a pro rata distribution of (i) 3,000,000 shares of the Company's common stock and (ii) approximately $45.0 million of cash in exchange for the cancellation of the Notes. To record the effect of the reorganization, the Predecessor wrote off the $290.0 million liability related to the Notes plus $3.2 million of accumulated interest and recorded a $248.2 million gain at March 24, 2009 (see Note 3). At December 31, 2009, the Company had no further obligations related to the Notes. Had the Predecessor not been in Chapter 11 bankruptcy between January 12, 2009 and the Effective Date, the Notes would have accrued an additional $1.9 million of interest.

San Cristóbal Mine Finance Facility

On December 17, 2008, Sumitomo purchased 90% of the loans under the San Cristóbal project finance facility from the senior lenders. The Predecessor's guarantee and other obligations to Sumitomo with respect to the 90% of the facility owned by Sumitomo were terminated as part of the Plan and the sale of the San Cristóbal mine (see Note 3). The remaining 10% of the project finance facility held by the senior lenders was canceled in connection with the Company's emergence from bankruptcy under the Plan. The Predecessor recognized a $22.5 million gain on the termination of its obligations related to the facility and recorded the gain as a reduction of the loss on the sale of interest in subsidiaries as the facility was the primary obligation of MSC. At December 31, 2009, the Company had no obligations related to the facility.

Cash that is restricted by contractual agreement, is segregated and reported separately in the financial statements. At December 31, 2008 the Predecessor reported as current restricted cash $20.6 million that was restricted to provide operating capital for the San Cristóbal mine and the payment of principal and interest under the facility.

(Expressed in United States dollars)

12. Debt (Continued)

Sumitomo Note Assignment

The Sumitomo note assignment was all related to activities of the Predecessor. During 2006 and 2007 ASML loaned funds to San Cristóbal Transportadad de Eletricidad S.A. ("SC TESA"), the contractor that constructed the power line for the San Cristóbal mine, and received a promissory note from SC TESA in the amount of $21.2 million. In connection with the September 2006 sale of 35% of the San Cristóbal mine to Sumitomo, ASML sold 35% of this note to Sumitomo. At December 31, 2008 ASML had recorded a note payable to Sumitomo in the amount of $9.1 million, which included accrued interest, as a result of the assignment of the 35% interest in the SC TESA promissory note. In connection with the sale of the San Cristóbal mine to Sumitomo, the remaining amount of the SC TESA note receivable was sold to Sumitomo and the note payable to Sumitomo was terminated (see Note 3). At December 31, 2009, the Company had no obligations related to the note assignment.

Capital Leases

The capital leases were all related to activities of the Predecessor. Certain mining equipment used by the contractor that provides mining services for the San Cristóbal mine had been recorded as capital leases because the equipment is used exclusively at the San Cristóbal mine. At December 31, 2008 ASML had recorded on its balance sheet $51.1 million of equipment, net of accumulated depreciation, and a capital lease obligation of $47.9 million related to the leased equipment. Following the sale of the San Cristóbal mine to Sumitomo, the Company retained no interest in the mining contract or equipment (see Note 3). At December 31, 2009 the Company had no capital lease obligations.

Port Lease Liability

The port lease liability was all related to activities of the Predecessor. Certain assets were constructed at the Port of Mejillones for the exclusive use of the San Cristóbal mine, including concentrate reception, unloading and storage facilities. ASML determined that a leasing arrangement exists with respect to those assets. As of December 31, 2008 ASML had recorded on its balance sheet $11.5 million of plant and equipment, net of accumulated depreciation, and a financing obligation of $11.7 million related to the port facility. Following the sale of the San Cristóbal mine to Sumitomo, (see Note 3) the Company has no interest in the contracts or other rights or obligations related to the port.

Sumitomo working capital line of credit

During 2008, Sumitomo provided $150.0 million in funding to the San Cristóbal mine under a working capital credit line to augment cash flow from concentrate sales in order to fund San Cristóbal's operating costs, income and other taxes, capital costs and financing costs. All obligations of the Company with respect to the Sumitomo working capital line of credit were terminated with the sale of the San Cristóbal mine to Sumitomo, (see Note 3). At December 31, 2009 the Company had no obligations related to the working capital line of credit.

13. Asset Retirement Obligations ("ARO")

The Predecessor had developed an asset retirement plan for the San Cristóbal mine which included estimated reclamation, remediation and closure requirements based on Bolivian government requirements, World Bank financing requirements and the Company's policies.

The following table summarizes activity in the Predecessor's ARO:

	The 83 Day Period Ended March 24, 2009	Year Ended December 31, 2008
	(Predecessor) (in thousands)	
Beginning balance	$ 9,155	$6,981
ARO arising in the period	288	1,380
Changes in estimates, and other	—	—
Liabilities settled	—	—
Accretion expense	232	794
Obligation assumed in sale of MSC	(9,675)	—
Ending balance	$ —	$9,155

All ARO of the Company were terminated in connection with the sale of the San Cristóbal mine (see Note 3). At December 31, 2009 the Company had no ARO related to the San Cristóbal mine or any of its exploration properties.

14. Other Long Term Liabilities

At December 31, 2009 other long term liabilities of $0.6 million consisted of $0.2 million of deferred tax liabilities and $0.4 million of deferred leasehold liability related to the corporate headquarters office space. The deferred leasehold liability represents the recording of rent expense on a straight-line basis while actual rent payments are escalating over the course of the lease and where certain leasehold improvement costs, reimbursable by the landlord, are being amortized, on a straight-line basis, against rent expense over the life of the lease which expires in November 2014. The deferred tax liability was recognized for fresh start purposes for assets whose fresh start value exceeded the tax basis (see Note 17).

15. Fair Value Measurements

Effective January 1, 2008 the Predecessor adopted ASC 820 for the financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis. ASC 820 establishes a framework for measuring fair value in the form of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy per ASC 820 are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

15. Fair Value Measurements (Continued)

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

The following table summarizes the Company's and the Predecessor's financial assets and liabilities at fair value at December 31, 2009 and 2008, respectively, by respective level of the fair value hierarchy:

December 31, 2009	Level 1	Level 2	Level 3	Total
(Successor)		(amounts in thousands)		
Assets:				
Cash equivalents	$ 8,570	$—	$ —	$ 8,570
Short-term available for sale securities	444	—	—	444
	$ 9,014	$—	$ —	$ 9,014

December 31, 2008	Level 1	Level 2	Level 3	Total
(Predecessor)		(amounts in thousands)		
Assets:				
Cash equivalents	$ 2,503	$—	$ —	$ 2,503
Short-term available for sale securities	16,351	—	—	16,351
Trade receivables	7,315	—	—	7,315
Auction rate securities	—	—	5,101	5,101
	$26,169	$—	$5,101	$31,270
Liabilities:				
Amounts due smelters	$ 7,974	$—	$ —	$ 7,974
	$ 7,974	$—	$ —	$ 7,974

The Company's cash equivalents, comprised principally of time deposits, are classified within Level 1 of the fair value hierarchy.

The Company's short-term available for sale securities are classified within Level 1 of the fair value hierarchy. These securities are comprised of common stock, which have been valued using quoted prices in active markets.

The Company's ARS which were sold during 2009 were classified within Level 3 of the fair value hierarchy. These securities were valued by the Company, with the assistance of a third party valuation firm. They were valued based upon the estimated present value of expected cash flows using a Monte Carlo simulation model taking into account significant assumptions regarding coupon payments, recovery, and redemption values. The Company used these significant Level 3 inputs as there was no current market activity for these, or similar, securities nor relevant corroborating market data with readily observable inputs to support a Level 1 or 2 valuation.

15. Fair Value Measurements (Continued)

The following table summarizes the change in fair value of the Company's Level 3 financial assets (ARS):

	For The Period March 25, 2009 Through December 31, 2009	For The Period January 1, 2009 Through March 24, 2009	The Year Ended December 31, 2008
	(Successor)	(Predecessor)	
Beginning balance	$ 5,249	$5,101	$ 21,510
Realized losses	(2,199)	(828)	(16,799)
Unrealized gains	—	976	536
Proceeds from sale	(3,050)	—	(146)
Ending balance	$ —	$5,249	$ 5,101

16. Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740, "Income Taxes" ("ASC 740"), on a tax jurisdictional basis.

The provision for income taxes consists of the following:

	For the Period March 25, 2009 Through December 31, 2009	For the Period January 1, 2009 Through March 24, 2009	For the Years Ended December 31, 2008	2007
	(Successor)	(Predecessor) (in thousands)		
CURRENT TAXES:				
United States	$ 6	$ (4)	$(47)	$ 82
Other Countries	1,308	169	665	797
	$1,314	$165	$618	$879
DEFERRED TAXES:				
United States	$ (299)	$ —	$ —	$ —
Other Countries	(47)	—	—	—
	$ (346)	$ —	$ —	$ —
Total Income Tax Provision (Benefit)	$ 968	$165	$618	$879

Income (loss) from continuing operations before income taxes by country consists of the following:

	For the Period March 25, 2009 Through December 31, 2009	For the Period January 1, 2009 Through March 24, 2009	For the Years Ended December 31, 2008	2007
	(Successor)	(Predecessor)		
	(in thousands)			
United States	$(10,846)	$(14,368)	$ (1,407)	$ 1,830
Other Countries	(8,462)	258,154	(67,709)	(52,160)
	$(19,308)	$243,786	$(69,116)	$(50,330)

16. Income Taxes (Continued)

For the period March 25 through December 31, 2009, the Company incurred operating losses, and recognized tax expense of $1.0 million consisting of $1.3 million withholding tax on management services provided to Bolivia, less $0.3 million deferred tax benefits. The Predecessor recognized income tax of $0.2 million for the period January through March 24, 2009, also due to Bolivia withholding tax on management services, and income tax of $1.9 million is included in discontinued operations for the same period in the accompanying consolidated statement of operations and comprehensive income (loss). The Predecessor recognized income tax of $0.6 million and $0.9 million for the years ended December 31, 2008 and 2007, respectively, also due primarily to Bolivia withholding tax on management services, and income tax of $7.7 million and $2.0 million is included in discontinued operations.

A reconciliation of the provision for income taxes computed at the statutory rate to the provision for income taxes as shown in the consolidated statements of operations and comprehensive income, loss for the periods March 25, 2009 through December 31, 2009, the period January 1, 2009 through March 24, 2009, and for the years ended December 31, 2008, and 2007 is summarized below.

	For the Period March 25, 2009 Through December 31, 2009	For the Period January 1, 2009 Through March 24, 2009	For the Years Ended December 31, 2008	2007
	(Successor)	(Predecessor)		
	(in thousands)			
Tax expense (benefit) at Bolivia rate of 37.5% for 2007, 2008 and 2009 through March 24, 2009; U.S. rate of 34% for March 25 through December 31, 2009	$(6,565)	$ 91,420	$(26,333)	$(18,874)
Withholding taxes on intercompany fees and interest	1,305	169	675	824
Other adjustments:				
Rate differential of other jurisdictions	1	(27,801)	4,112	2,602
Effects of foreign earnings	(5,842)	—	—	—
Effects of bankruptcy proceeding	—	(54,086)	—	—
Change in valuation allowance	6,451	(10,177)	21,492	20,309
Foreign statutory rate change	—	—	—	(3,676)
Limitation of loss carryforwards in the U.S.	5,546	—	—	—
Other	72	640	672	(306)
Income tax provision	$ 968	$ 165	$ 618	$ 879



16. Income Taxes

The components of the deferred tax assets and deferred tax liabilities are as follows:

	For the years ended December 31,	
	2009 (Successor)	2008 (Predecessor)
	(in thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 58,575	$ 111,703
Stock-based compensation	568	3,253
Property, plant and equipment	6,365	5,892
Accrued liabilities	—	18,300
Other	1,380	4,558
	66,888	143,706
Less: Valuation allowance	(65,791)	(113,928)
Total deferred tax assets	1,097	29,778
Deferred tax liabilities:		
Property, plant and equipment	(1,234)	(22,212)
Accrued liabilities	—	(5,953)
Other	(91)	(1,613)
Total deferred tax liabilities	(1,325)	(29,778)
Net deferred tax asset (liability)	$ (228)	$ —

At December 31, 2009, the Company had net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $200.8 million in Bolivia, Luxembourg, Australia, Sweden and Chile have no expiration, while $30.4 million in other countries will expire in future years through 2024. In the U.S., there are $3.4 million of net operating loss carryforwards which will expire in 2029.

The valuation allowance for the deferred tax assets of the Company of $65.8 million at December 31, 2009, and $113.9 million at December 31, 2008 for the Predecessor, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily net operating loss carryforwards in various tax jurisdictions. The Company continually assesses both positive and negative evidence to determine whether it is more likely than not that the deferred tax assets can be realized prior to their expiration.

As part of the Plan, the Company received the remaining assets of the Predecessor, including investments in subsidiaries, some of which are in entities which are disregarded for U.S. tax purposes. The US tax basis of the assets received from the Predecessor is limited to the fair value placed on them for fresh start purposes. A deferred tax liability of $0.5 million was recognized for fresh start purposes for assets whose fresh start value exceeded the tax basis. Deferred tax liabilities were reduced to $0.2 million as of December 31, 2009, as a result of the recognition of $0.3 million of deferred tax benefits incurred during the year.

16. Income Taxes (Continued)

The Company, a Delaware corporation, and its subsidiaries file tax returns in the United States and in various foreign jurisdictions. The tax rules and regulations in these countries are highly complex and subject to interpretation. The Company's tax returns are subject to examination by the relevant taxing authorities and in connection with such examinations, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules within the country involved. In accordance with ASC 740, the Company identifies and evaluates uncertain tax positions, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits which require additional disclosure and potential recognition of a liability within the financial statements. If recognized, none of the unrecognized tax benefits would affect the effective tax rate. During 2009, as a result of the reorganization pursuant to the Plan, the Company reduced unrecognized tax benefits of the Predecessor by $0.9 million. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	For the Period March 25, 2009 Through December 31, 2009	For the Period January 1, 2009 Through March 24, 2009	The Year Ended December 31, 2008	The Year Ended December 31, 2007
	(Successor)	(Predecessor)		
		(in thousands)		
Gross unrecognized tax benefits at beginning of period	$1,425	$2,341	$1,792	$1,792
Additions for tax positions of prior years	—	—	520	—
Additions for tax positions of current year	—	—	29	—
Reductions due to positions related to Predecessor	—	(916)	—	—
Gross unrecognized tax benefits at end of period	$1,425	$1,425	$2,341	$1,792

Tax years as early as 2004 remain open and are subject to examination in the Company's and the Predecessor's principal tax jurisdictions. Management has estimated that unrecognized tax benefits will not significantly increase or decrease within the next twelve months. There is no significant interest or penalty estimated on the underpayment of income taxes as a result of these unrecognized tax benefits. The Company and the Predecessor classify tax related interest and penalties as income tax expense.

17. Equity (Deficit)

Equity Incentive Plans—The Predecessor had established stock plans to issue share options and other share awards to officers, directors, employees, consultants and agents of the Predecessor and its subsidiaries (the "Stock Plans").

The Predecessor recognized stock-based compensation costs using a graded vesting attribution method whereby costs are recognized over the requisite service period for each separately vesting portion of the award.

(Expressed in United States dollars)

17. Equity (Deficit) (Continued)

As discussed in Note 3, the Predecessor's equity holders received no recovery under the Plan following emergence from Chapter 11. As such, the following shares underlying awards granted under the Stock Plans were cancelled and the holders of grants under the Stock Plans have no further rights or recovery: approximately 2.5 million stock option grants to employees and directors, with an average exercise price of $14.83; 211,975 restricted share grants to employees, with a weighted average grant date fair value of $15.22 per share; and 55,549 restricted stock units granted to directors, with a weighted average grant date fair value of $11.70 per unit. Per the guidance of ASC 718 "Compensation—Stock Compensation" ("ASC 718") ASML recognized $2.4 million of compensation expense related to the cancelled stock options, restricted share grants and restricted stock unit grants. The compensation expense recognized was the unrecognized grant date fair value of the options and grants remaining at the date of cancellation. In addition, 350,000 warrants, held by third parties, to purchase Ordinary Shares at a price of $20.79 per Ordinary Share were cancelled.

On April 3, 2009, the Company adopted the 2009 Equity Incentive Plan (the "Equity Plan") and the Company's board of directors granted 270,000 shares of restricted common stock to the Company's executive officers and employees pursuant to the Equity Plan. One-half of the shares awarded will vest on the first anniversary of the grant date and one-half will vest on the second anniversary of the grant date, provided that the officer or employee is employed by or continues to serve the Company on the applicable vesting date. The Company recognizes stock-based compensation costs using a graded vesting attribution method whereby costs are recognized over the requisite service period for each separately vesting portion of the award.

The following table summarizes the status of the Company's restricted stock grants issued under the Equity Plan at December 31, 2009 and changes during the period April 3, 2009 through December 31, 2009:

Restricted Stock Grants	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of the period	—	$ —
Granted during the period	280,000	10.78
Restrictions lifted during the period	(12,500)	10.92
Forfeited during the period	(37,500)	10.92
Outstanding at end of the period	230,000	10.75

A former officer of the Company terminated employment on December 31, 2009 and the Board of Directors lifted the restriction on one half of his original restricted stock grant. The Company recognized a $33,500 charge related to the accelerated lifting of the restriction and the remaining half of the grant was forfeited.

As the Company's shares had not yet traded at the time of the initial restricted stock grants of April 3, 2009, the grant date fair value was calculated by dividing the total shares of common stock available under the Joint Plan of Reorganization by the net fair value of the reorganized company following the principles of ASC 852 and ASC 805 (see Note 3). Additional grants were valued at the closing price of the Company's stock on the date of grant as reported in over the counter markets. For the period April 3, 2009 through December, 2009 the Company recognized $1.5 million of

(Expressed in United States dollars)

17. Equity (Deficit) (Continued)

compensation expense related to the restricted stock grants and the Company expects to recognize additional compensation expense of approximately $1.1 million over the next 15 months.

Also, pursuant to the Equity Plan, the Company's board of directors adopted the Non-Employee Director's Deferred Compensation and Equity Award Plan (the "Deferred Compensation Plan"). Pursuant to the Deferred Compensation Plan the non-employee directors have received a portion of their compensation in the form of Restricted Stock Units ("RSUs") issued under the Equity Plan. The non-employee directors were granted 25,000 RSUs, with a grant date of May 20, 2009. The RSUs will vest on April 2, 2010 so long as the holder is still serving as a director. Each Restricted Stock Unit entitles the director to receive one unrestricted share of common stock for each vested Restricted Stock Unit upon the termination of the director's board service.

The following table summarizes the status of the RSU grants issued under the Deferred Compensation Plan at December 31, 2009 and changes during the period May 20, 2009 through December, 2009:

Restricted Stock Units	Number of Underlying Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of the period	—	$ —
Granted during the period	25,000	10.92
Restrictions lifted during the period	—	—
Forfeited during the period	—	—
Outstanding at end of the period	25,000	10.92

For the period May 20, 2009 through December 31, 2009 the Company recognized $0.2 million of compensation expense related to the RSUs and the Company expects to recognize additional compensation expense of approximately $.1 million over the next 3 months.

The Predecessor recognized stock based compensation expense of $2.7 million, $2.9 million and $2.6 million for the 83 day period ended March 24, 2009, and for the years ended December 31, 2008 and 2007, respectively.

18. Noncontrolling Interest

On January 1, 2009 the Company adopted the provisions of ASC 810 related to noncontrolling interest, previously called a minority interest. A noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The Company applied the provisions of ASC 810 prospectively, except for the provisions related to the presentation of noncontrolling interests, which were applied retrospectively for all periods presented. Upon adoption of ASC 810, noncontrolling interests of approximately $150.8 million as of December 31, 2008 were recast to a component of total equity in the consolidated balance sheet.

18. Noncontrolling Interest (Continued)

The following schedule sets forth the amounts of income from continuing operations and discontinued operations attributable to the Company:

	For The Period March 25, 2009 Through December 31, 2009	For The Period January 1, 2009 Through March 24, 2009	The Year Ended December 31, 2008	The Year Ended December 31, 2007
	(Successor)		(Predecessor)	
		(in thousands, except share data)		
Amounts attributable to Golden Minerals common stockholders and Predecessor's ordinary shareholders:				
Income (loss) from continuing operations	$(20,276)	$243,621	$ (69,734)	$(51,209)
Gain (loss) from discontinued operations	—	(12,022)	(48,503)	62,765
Net income (loss)	$(20,276)	$231,599	$(118,237)	$ 11,556

Hochschild Mining

At December 31, 2009 certain concessions at the Company's El Quevar project were held in a joint venture of which the Company held a 65% interest and Hochschild Mining Group ("Hochschild") held the remaining 35%. On August 3, 2009, Hochschild's transferred certain of its mineral properties to the El Quevar project joint venture and the Company recorded the fair value of these properties as an $0.8 million increase to mineral properties and a noncontrolling interest of $0.8 million included as a component of equity to reflect Hochschild's 35% interest. At December 31, 2009 the El Quevar project joint venture was carried in mineral properties at its full carrying value and Hochschild's 35% interest is reflected in noncontrolling interest in subsidiaries on the accompanying consolidated balance sheets. During January 2010 the Company purchased Hochschild's 35% interest in the joint venture (see Note 27).

Sumitomo Corporation

The Predecessor consolidated 100% of the accounts of the San Cristóbal mine and recorded Sumitomo's 35% noncontrolling interest in the gains or losses of the San Cristóbal mine and its subsidiaries for the period reported. In addition, the Predecessor recorded certain advances and loan proceeds from Sumitomo and interest due Sumitomo to noncontrolling interest. Net income attributable to the Predecessor for the period January 1, 2009 through March 24, 2009 includes $7.9 million of noncontrolling interest expense related to Sumitomo's interest in the San Cristóbal mine earnings during that period (see Note 4). At December 31, 2009, subsequent to the sale of the San Cristóbal mine, the Company has no noncontrolling interest related to Sumitomo recorded on its books.

(Expressed in United States dollars)

18. Noncontrolling Interest (Continued)

SC TESA

During 2005 the Predecessor entered into a long-term contract with SC TESA to construct a power line and transport power to the San Cristóbal mine from the Bolivian power grid. In accordance with the guidance of ASC 810 related to variable interest entities the Predecessor fully consolidated the accounts of SC TESA for financial reporting purposes. Because SC TESA was consolidated for financial reporting purposes, the intercompany profit earned by SC TESA was eliminated and the Company recognized a noncontrolling interest offset to SC TESA's earnings or loss.

Loss from discontinued operations for the period January 1, 2009 through March 24, 2009, includes $0.3 million of noncontrolling interest expense related to SC TESA's intercompany profit (see Note 4).

At December 31, 2009, subsequent to the sale of the San Cristóbal mine, the Company has no noncontrolling interest related to SC TESA recorded on its books.

19. Revenue and Cost of Services

On the Effective Date, the Company entered into the Management Agreement under which it provides certain management services with respect to the San Cristóbal mine. The Management Agreement, as amended, provides for an annual fee of $11.4 million which includes approximately $5.4 million that constitutes reimbursement for direct administrative expenses the Company incurs on behalf of the San Cristóbal mine. Under the terms of the Management Agreement, the Company receives the fee and any reimbursements net of Bolivian withholding taxes. The fee and reimbursements for administrative costs and Bolivian withholding taxes are reported as "Revenue from Services" in the statement of operations following the guidance of ASC 605 (see Note 5k). Also, pursuant to the Management Agreement, the Company earned a pro-rata annual incentive fee for 2009 of $1.125 million, which will not be paid until 2010 but which was included in revenue at December 31, 2009. The actual costs incurred for the reimbursed direct administrative expenses are reported as costs of services in the Company's statement of operations. Reimbursed Bolivian withholding taxes are reported as income taxes in the statement of operations. Prior to entering into the Management Agreement, the Predecessor received a management fee of $0.45 million per month from San Cristóbal to cover certain costs incurred directly by the Predecessor.

For the period March 25, 2009 through December 31, 2009 the Company recorded $10.6 million as revenue related to the Management Agreement, comprised of $8.2 million of fees, the $1.1 million annual incentive fee and $1.3 million for reimbursed withholding taxes. The Company also recorded corresponding charges of $3.2 million to cost of services and $1.3 million to income taxes for the actual administrative costs and withholding taxes reimbursable under the Management Agreement. In addition, during the period March 25, 2009 through December 31, 2009 the Company recorded $0.5 million of revenue and $0.5 million of cost of services related to services provided to other third parties.

20. Cash Flow Information

The following table reconciles net income (loss) for the period to cash from operations:

	For the Period March 25, 2009 Through December 31, 2009	For the Period January 1, 2009 Through March 24, 2009	For the years ended December 31, 2008	2007
	(Successor)	(Predecessor)		
		(in thousands)		
Cash flows from operating activities:				
Net income (loss)	$(20,276)	$ 239,468	$(118,237)	$ 11,556
Adjustments to reconcile net loss to net cash used in operating activities:				
Amortization and depreciation	626	10,977	37,942	14,179
Amortization of deferred financing costs	—	—	4,266	1,999
Write off of deferred financing costs	—	—	11,724	—
Loss on auction rate securities	2,199	828	16,263	34,537
(Gain) loss on sale of investments	(467)	—	767	—
Accretion of asset retirement obligation	—	232	794	600
Amortization of premiums and discounts	—	37	(225)	(246)
(Gain) loss on derivative positions	—	36	(467,871)	(19,290)
Impairment of long lived assets	1,687	—	625,649	—
Impairment of inventories	—	—	52,547	—
Fair value of stock received for option payment	(168)	—	—	—
Gain on sale of assets	(261)	—	—	—
Gain on extingushment of debt	—	(248,165)	—	—
Gain on sale of interest in subsidiary	—	8,409	(64,471)	—
Minority interest in loss of consolidated subsidiary	—	—	(118,122)	(87,399)
Fresh start accounting adjustment	—	(9,122)	—	—
Stock compensation	1,666	2,920	3,699	2,765
Changes in operating assets and liabilities:				
Increase in trade accounts receivable	(1,275)	(11,893)	(4,204)	(3,111)
Decrease in accrued interest receivable	152	84	169	120
(Increase) decrease in prepaid expenses and other assets net of amounts capitalized	(1,031)	6,063	(3,596)	(2,136)
Port fees applied to Port of Mejillones note receivable	—	709	2,799	1,818
Increase in inventories	—	(12,000)	(70,841)	(91,462)
Increase in value added tax recoverable (net)	—	(11,696)	(61,819)	(41,169)
Increase in accrued interest payable net of amounts capitalized	—	11,496	18,311	6,212
Increase (decrease) in deferred revenue	—	(3,227)	3,227	—
Increase (decrease) in accounts payable and accrued liabilities net of amounts capitalized	(6,149)	2,462	(7,354)	4,998
Increase in deferred leasehold payments	485	—	—	—
Increase in income taxes payable, net	(346)	(2,262)	(1,898)	—
Other increase (decrease)	(89)	795	927	—
Net cash used in operating activities	$(23,247)	$ (13,849)	$(139,554)	$(166,029)

20. Cash Flow Information (Continued)

The following table details supplemental non-cash transactions:

	For the Period March 25, 2009 Through December 31, 2009	For the Period January 1, 2009 Through March 24, 2009	For the years ended December 31,	
			2008	2007
	(Succsessor)	(Predecessor)		
	(in thousand except per share)			
Capitalized stock based compensation costs	$—	$ —	$ —	$ 428
Depreciation expense capitalized	$—	$ —	$ —	$ 3,214
Debt and equity offering costs incurred	$—	$ —	$ —	$ —
Initial measurement of asset retirement obligation	$—	$288	$1,380	$ 620
Equipment acquired through capital lease	$—	$ —	$3,318	$46,924
Capitalized port facility lease	$—	$ —	$ —	$12,283

21. Commitments and Contingencies

Leases—The Company has non-cancelable operating lease commitments as follows:

	2010	2011	2012	2013	2014
El Quevar mining concessions	$ 29,000	$ 29,000	$ 29,000	$ 29,000	$ 29,000
Corporate headquarters office space	$338,000	$ 388,000	$397,000	$405,000	$378,000
Purchase option agreements	$700,000	$1,400,000	$750,000	$ —	$ —

The Company is required to make mining patent lease payments to the Argentinean government to maintain its rights to the El Quevar mining concessions. The Company has made such payments totaling approximately $29,000 for the year ended December 31, 2009.

The lease for the corporate headquarters office space expires in November 2014. Payments associated with this lease were recorded to rent expense by the Company in the amounts of $28,000 for the year ended December 31, 2009.

The purchase option agreements are payments we are required to make to certain of the current El Quevar concession owners in order to retain title to the properties. Amounts shown only include the concessions held by Minera El Quevar, which include the Yaxtché zone, the main mineralized area of interest. Payments associated with other concessions at the El Quevar project are not included because the Company has not completed exploration work in these areas. Exploration success is historically low and the Company has the right to terminate the payments and release these concessions at any time.

Other Contingencies—As previously disclosed, the Predecessor concluded, based on the results of an internal investigation conducted under the direction of its Audit Committee in late 2005 and early 2006, that certain former senior employees of one of its South American subsidiaries were involved in making impermissible payments of approximately $125,000 to government officials in 2003 and 2004. The Predecessor contacted the Department of Justice ("DOJ") and SEC during 2006 and reported the results of the internal investigation and was informed that the SEC and DOJ would commence investigations with respect to these matters, including possible violations of the Foreign Corrupt

(Expressed in United States dollars)



21. Commitments and Contingencies (Continued)

Practices Act. Subsequently, the Predecessor and then the Company entered into discussions with the SEC staff concerning a settlement of the conduct subject to the SEC's investigation. As a result, the Company reached an agreement in principle with the SEC staff which, if approved by the Commission, would resolve this matter with the SEC. Under the terms of the proposed settlement, the Company, on neither an admit nor deny basis, would agree to the entry of an administrative cease and desist order prohibiting the Company from future violations of Sections 13(b)(2)(A), 13(b)(2)(B) and 30A of the Exchange Act. Moreover, under the terms of the proposed settlement, the SEC staff would not recommend that the Commission require the payment of disgorgement, civil money penalties, prejudgment interest or the appointment of a corporate monitor. The proposed settlement is subject to Commission approval, negotiation of the terms of the settlement papers and approval by the Company's Board of Directors. The Company cannot guarantee that the Commission will ultimately accept the terms of the proposed settlement.

In August 2009, the DOJ informed the Company that it has closed its investigation based on, among other things, the Company's pending settlement with the Commission.

22. Royalty Income

During 2004 the Predecessor sold the mineral rights on a portion of the Company's Platosa property in Mexico to Excellon Resources Inc. ("Excellon") and retained a 5% net smelter return ("NSR") royalty interest that decreases to a 2% NSR after the Company has received $4.0 million of royalty payments. During 2006 Excellon began mining on the royalty section of the property and produced and sold silver, zinc and lead. The Predecessor and the Company earned NSR royalties from Excellon of $0.4 million, $0.4 million and $1.3 million during the years ended December 31, 2009, 2008 and 2007, respectively.

During the fourth quarter 2009 the Company sold its remaining interest in the Platosa property to Excellon for $2.0 million in cash and a retained 1% net smelter return royalty (see Note 10).

23. Foreign Currency

The Company and the predecessor conducts operations primarily in South America and Mexico and gains and losses on foreign currency translation are related to those activities. The Company's and the Predecessor's functional currency is the U.S. dollar but certain transactions are conducted in the local currencies resulting in foreign currency transaction gains or losses.

24. Fair Value of Financial Instruments

At December 31, 2009 the Company's financial instruments consist of cash and cash equivalents, investments, receivables, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

At December 31, 2008 the Predecessors financial instruments consisted of cash and cash equivalents, investments, receivables, VAT recoverable, accounts payable, other current liabilities, derivative positions and long-term debt. Except for the VAT, long-term investments and long-term debt, the carrying amounts of these financial instruments approximate fair value due to their short maturities.

24. Fair Value of Financial Instruments (Continued)

The estimated fair values of the Predecessor's long-term financial instruments as measured on December 31, 2008 were as follows:

	December 31, 2008	
	Carrying Amount	Fair Value
	(Predecessor) (in thousands)	
Value added tax recoverable	$157,146	$153,924
Long-term investments	$ 5,487	$ 5,487
2.875% Convertible Senior Notes due 2024	$180,000	$ 11,250
4.00% Convertible Senior Notes due 2024	$109,987	$ 3,575
Project finance facility	$225,000	$202,500
Capital lease obligations	$ 47,856	$ 47,856
Port lease liability	$ 11,658	$ 11,658

The fair value of the VAT recoverable is estimated based on the expected timing of future cash flows and the two-year treasury interest rate of 0.76%. The fair value of long-term investments is based upon quoted market prices except for auction rate securities as discussed in Note 6. The fair value of the Convertible Senior Notes is based on quoted market values. The fair value of the project finance facility is based on a market rate of interest and adjusted for the Company's non-performance risk. The fair value of capital lease obligations and the port lease liability have market rates of interest and the fair value is equal to the carrying value.

Upon emergence from Chapter 11 reorganization and the Sale of the San Cristóbal mine, the Company has no rights or obligations associated with any of the financial instruments set forth in the table above, except for long-term investments (see Note 3).

25. Segment Information

The Company's primary activity is the exploration and development of mineral properties. Substantially all of the Company's long-lived assets are related to the Company's exploration properties in South America and Mexico. The Company's other principle assets consist primarily of cash and investments. The Company's chief operating decision maker reviews the Company's consolidated financial information for purposes of allocating resources based on a single segment.



26. Quarterly Results of Operations (Unaudited)

The following table summarizes the Company's and the Predecessor's quarterly results of operations for the years ended December 31, 2009 and 2008:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share)			
(Successor)				
The Period March 25, through December 31, 2009				
Loss from continuing operations	$ (683)	$ (6,491)	$ (6,140)	$ (6,962)
Loss attributable to the Company's shareholders	$ (683)	$ (6,491)	$ (6,140)	$ (6,962)
Net income (loss) per Ordinary Share—basic and diluted:				
Income (loss) from continuing operations attributable to the Company's shareholders	$ (0.23)	$ (2.17)	$ (2.06)	$ (2.33)
Income (loss) attributable to the Company's shareholders	$ (0.23)	$ (2.17)	$ (2.06)	$ (2.33)
(Predecessor)				
The Period January 1, through March 24, 2009				
Income from continuing operations	$243,621			
Loss from discontinued operations	$ (4,153)			
(Income) attributable to noncontrolling interest	$ (7,869)			
Income attributable to the Predecessor's shareholders	$231,599			
Net income (loss) per Ordinary Share—basic and diluted:				
Income from continuing operations attributable to the Predecessor's shareholders	$ 4.13			
Loss from discontinued operations attributable to the Predecessor's shareholders	$ (0.20)			
Income attributable to the Predecessor's shareholders	$ 3.93			
The Year Ended December 31, 2008				
Loss from continuing operations	$(12,077)	$(15,792)	$ (18,838)	$(23,027)
Income (loss) from discontinued operations	$ 10,103	$256,157	$(481,112)	$ 48,227
(Income) loss attributable to noncontrolling interest	$ 27,694	$(62,824)	$ 168,172	$(14,920)
Income (loss) attributable to the Predecessor's shareholders	$ 25,720	$177,541	$(331,778)	$ 10,280
Net income (loss) per Ordinary Share—basic and diluted:				
Income (loss) from continuing operations attributable to the Predecessor's shareholders	$ (0.20)	$ (0.27)	$ (0.32)	$ (0.39)
Income (loss) from discontinued operations attributable to the Predecessor's shareholders	$ 0.64	$ 3.28	$ (5.31)	$ 0.56
Income (loss) attributable to the Predecessor's shareholders	$ 0.44	$ 3.01	$ (5.63)	$ 0.17

(Expressed in United States dollars)

26. Quarterly Results of Operations (Unaudited) (Continued)

Income from continuing operations for the period January 1 through March 25, 2009 includes a $248.2 million gain on the extinguishment of debt related to the Predecessor's emergence from Chapter 11 reorganization.

For the year ended December 31, 2008, the quarterly results have been reclassified to reflect discontinued operations and the retroactive application of ASC 810 to reflect amounts attributable to noncontrolling interest.

Net income (loss) from discontinued operations for the first quarter 2008 includes a $27.8 million loss and the second quarter through fourth quarter of 2008 include, $223.5 million, $163.3 million and $109.0 million of gains on metals derivatives, respectively, primarily related to marking to market the Company's open derivative positions required by the project finance facility. Net income (loss) from discontinued operations for the third and fourth quarters also included impairment charges of $615.0 million and $10.6 million, respectively. In addition, net income (loss) from discontinued operations for the third and fourth quarters included inventory write downs of $34.4 million and $18.1 million, respectively.

27. Subsequent Events

Completion of public offering and private placement of common stock

In March 2010, the Company closed a public offering of 3,652,234 shares of common stock, at a price per share of $8.50. Concurrent with the public offering, Sentient exercised its existing pre-emptive right and purchased in a private placement pursuant to Regulation S under the Securities Act an additional 905,065 shares of common stock at the public offering price of $8.50. The aggregate net proceeds from the sale of new shares in the public offering and the Sentient private placement was approximately $35.3 million, net of estimated offering expenses of approximately $1.1 million, the underwriting discount of approximately $2.1 million, and the placement agent commission of approximately $0.3 million.

Purchase of 35% interest in El Quevar joint venture

During January 2010, the Company acquired Hochschild's 35% interest in Minera El Quevar S.A. in exchange for 400,000 shares of its common stock and warrants to acquire 300,000 shares of common stock exercisable for three years at an exercise price of $15.00 per share. With the completion of this transaction, the Company now owns 100% of Minera El Quevar S.A.

Private placement of the Company's common stock

During January 2010, the Company completed a private placement of 844,694 shares of its common stock to two investment funds managed by The Sentient Group ("Sentient"), which includes 745,318 shares issued in the initial private placement plus an additional 99,376 shares issued upon exercise of Sentient's contractual pre-emptive right in order to maintain its 19.9% equity interest in the Company following completion of the Hochschild transaction. All shares issued to Sentient were sold at a purchase price of Cdn$7.06 per share, resulting in gross proceeds to the Company of $5.75 million.

(Expressed in United States dollars)



27. Subsequent Events (Continued)

Nonbinding agreement in principle to sell Paca Pulacayo property in Bolivia

In late January 2010 the Company entered into a non-binding term sheet with ApogeeMinerals Ltd. ("Apogee") for the sale of the Company's Paca Pulacyo property in Bolivia for 5 million common shares of Apogee at closing and an additional 3 million common shares of Apogee and $0.5 million of cash to be paid 18 months following closing. The property is currently subject to a joint venture arrangement pursuant to which Apogee has the right to earn up to a 60% interest in the property. Completion of the transaction is subject to negotiation and execution of definitive agreements, approval of the Company's board of directors, consents and approvals of third parties including governmental entities and the Toronto Stock Exchange, and other customary closing conditions. At December 31, 2009 the fair value of the Paca Pulacyo property was carried as assets held for sale on the accompanying consolidated balance sheets (see Note 10).


GOLDEN
MINERALS COMPANY



TO OUR SHAREHOLDERS...

Golden Minerals emerged in March of 2009 with a clean capital structure, an exciting portfolio of exploration assets, a meaningful revenue stream and a talented team of employees dedicated to creating value from our abundant mineral resources. During the year we significantly expanded our resource at the El Quevar project in Argentina and completed a number of transactions to lay the foundation for our continued success.

We conducted an aggressive drill campaign at our flagship El Quevar project, located in the mining friendly Salta Province of northern Argentina. Over 38,000 meters of diamond core have been drilled to date which verified the high grade characteristics of the deposit and resulted in a 300% increase to an indicated and inferred resource in the Yaxtché zone of 43 million ounces included within 3.1 million tonnes at an average grade of 438 grams per tonne. The Yaxtché deposit remains open to the west, east and up and down dip. Definition drilling continues at the Yaxtché deposit and drilling has commenced on two more of the thirteen potentially mineralized zones identified to date. We have received the necessary permits to drive an underground decline which will allow us to confirm the mine model, collect bulk samples for metallurgical testing and to confirm underground mining methods, all in support of a feasibility study that is scheduled to be completed during the fourth quarter of 2010.

In addition to our El Quevar project, we continued to advance other promising projects from our portfolio of over 30 exploration properties. We conducted a drilling program at our Panuco Project in the state of Zacatecas, Mexico, with encouraging results including 1.7 meters assaying 1.6 kilograms of silver. During 2009 we also completed surface exploration activities with favorable results at our La Pinta project, located adjacent to Goldcorp's Peñasquito Mine, and at our Matehauapil project. Both projects are located in Zacatecas State in Mexico. We plan drill programs at both projects, in addition to further drilling at Panuco, in 2010. We also plan to drill our Palca project in Peru this year.

We successfully completed an initial private placement of common stock with The Sentient Group, a private equity fund manager with investments in quality mining and energy assets, closing on the transaction in early January 2010 and netting $5.5 million of proceeds. Also in early January 2010 we acquired the remaining 35% ownership interest in the Yaxtché zone at the El Quevar project from Hochschild Mining Plc, giving us a 100% controlling interest in what appears to be an emerging mineral district.

Golden Minerals common stock was listed on the Toronto Stock Exchange during 2009 and on the NYSE Amex during the first quarter of 2010 in conjunction with our first public offering of common stock and an additional private placement with The Sentient Group. A total of 4.6 million new shares of Golden Minerals were distributed resulting in a net $35 million of funding for our important projects. Listings on these major exchanges and our equity raise should help us to achieve our goals, while still maintaining a clean capital structure with no debt, no hedging and limited warrants.

We ended 2009 with $9 million in cash, no debt, and a revenue stream from the management of the San Cristóbal silver-zinc-lead mine in Bolivia for Sumitomo Corporation. We will continue to focus on maintaining a clean capital structure as we grow the company through discovering, building and operating high quality mineral properties.

From our top rate geologists in the field to our support staff in the office, each employee of Golden Minerals is keenly focused on delivering value to our shareholders. I thank all of our employees for their dedication and our shareholders for your support. We all look forward to working closely with you throughout 2010 and beyond as we grow our company and increase the value within our mineral portfolio.

Jeffrey G. Clevenger
Chairman, President and Chief Executive Officer
Golden Minerals Company

350 Indiana Street • Suite 800 • Golden, Colorado 80401 • Main (303) 839-5060 • Fax (303) 839-5907
www.GoldenMinerals.com


GOLDEN
MINERALS COMPANY

350 Indiana Street, Suite 800
Golden, Colorado, 80401
www.goldenminerals.com
(888) 696-2739
NYSE Amex: AUMN • TSX: AUM


GOLDEN
MINERALS COMPANY

JEFFREY G. CLEVENGER
Chairman
President & Chief Executive Officer

Main: (303) 839-5060
Fax: (303) 839-5907
jeffrey.clevenger@goldenminerals.com

GOLDEN MINERALS COMPANY
350 INDIANA STREET • SUITE 800 • GOLDEN, COLORADO 80401
www.GoldenMinerals.com


GOLDEN
MINERALS COMPANY

JERRY W. DANNI
Senior Vice President
Corporate Affairs

Direct: (303) 228-0336
Main: (303) 839-5060
Fax: (303) 839-5907
jerry.danni@goldenminerals.com

GOLDEN MINERALS COMPANY
350 INDIANA STREET • SUITE 800 • GOLDEN, COLORADO 80401
www.GoldenMinerals.com


G